As filed with the Securities and Exchange Commission on October 14, 2011.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WisdomTree Investments, Inc.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	6221	13-3487784
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

380 Madison Avenue, 21st Floor

New York, New York 10017

(212) 801-2080

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan L. Steinberg

Chief Executive Officer

WisdomTree Investments, Inc.

380 Madison Avenue, 21st Floor

New York, New York 10017

(212) 801-2080

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	James H. Ball Jr., Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005-1413 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☒(Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$100,000,000	$11,460

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes additional shares of our common stock that the underwriters have an option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 14, 2011

PROSPECTUS

                         Shares

WisdomTree Investments, Inc.

Common Stock

We are selling up to 1,000,000 shares of our common stock and the selling stockholders are selling              shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our shares trade on the NASDAQ Global Market under the symbol “WETF.” On October 13, 2011, the last sale price of our shares as reported by the Nasdaq Global Market was $6.21 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

BofA Merrill Lynch	Morgan Stanley

The date of this prospectus is                     , 2011.

We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus or any free writing prospectus. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus or in such free-writing prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, and those which we intend to target, is based on information from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made, which we believe to be reasonable, based on that data and other similar sources and on our knowledge of those markets. In most cases, our internal research has not been verified by any independent source. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

WisdomTree® is our U.S. registered service mark. This prospectus contains additional tradenames, trademarks and service marks of other companies.

i

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Unless the context otherwise requires, in this prospectus, references to “we,” “our,” “us,” “WisdomTree Investments, Inc.,” “WisdomTree,” or the “Company” refer to WisdomTree Investments, Inc. and its consolidated subsidiaries. “WisdomTree ETFs” refers to the exchange traded funds issued by the WisdomTree Trust for which we serve as investment advisor.

Our Company

We are the only publicly-traded asset management company that focuses exclusively on exchange traded funds, or ETFs. We are the eighth largest ETF sponsor in the United States with assets under management, or AUM, of approximately $11.2 billion as of September 30, 2011. We offer a broad, diverse range of 47 ETFs that span multiple asset classes, including 34 international and domestic equity ETFs, nine currency ETFs, two recently launched international fixed income ETFs and two recently launched alternative strategy ETFs. Our family of ETFs includes both fundamentally weighted funds that track our own indexes, and actively managed funds. We distribute our ETFs through all major channels within the asset management industry, including brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers.

We focus on creating innovative and thoughtful ETFs for investors. We believe that our differentiated approach, employing a distinctive investment methodology, delivers better risk adjusted returns over the long term. Our index-based funds employ a fundamental weighting investment methodology, which weights securities on the basis of factors such as dividends or earnings, whereas most other ETF indexes use a capitalization weighted methodology. Using our approach, 82% of the $8.3 billion invested in our 34 equity ETFs were in funds that, since their respective inceptions through September 30, 2011, outperformed their competitive market capitalization-weighted benchmarks. Similarly, 25 of our 34 equity ETFs have outperformed their competitive capitalization-weighted benchmarks over the same period. In addition, we are one of a small number of ETF sponsors that have received the necessary exemptive relief from the SEC to offer actively managed ETFs, which are ETFs that are not based on a particular index but rather are actively managed with complete transparency into the ETF’s portfolio on a daily basis. Our exemptive relief enables us to use our own indexes for certain of our ETFs, actively manage other ETFs and incorporate the use of derivatives in certain products, thereby allowing us to develop certain ETFs not yet offered by other sponsors. For example, we are the only ETF sponsor that has launched a managed futures strategy fund.

Despite a challenging economic environment, our AUM increased by $1.3 billion, or 13%, from the beginning of this year to $11.2 billion at September 30, 2011. Net inflows into our ETFs reached $3.1 billion for the first nine months of 2011, nearly equal to the total amount of net inflows we had for the full year of 2010. Our market share of the ETF industry net inflows in the first nine months of 2011 reached 3.9% compared to 2.6% in the first nine months of 2010. As a result of strong net inflows and growth in our AUM, our revenues increased 72.9% to $31.2 million in the first half of 2011, while our corresponding expenses increased 29.3% over the same period. We recorded net income of $0.8 million in the first half of 2011 compared to a net loss of $5.5 million in the comparable period in 2010.

The following charts show our AUM as of the dates indicated and net inflows of our ETFs for the periods indicated:

The following charts show the asset mix and distribution of our ETFs as of September 30, 2011:

ETFs and Our Industry

An ETF is an investment fund that holds assets such as equities, bonds, currencies or commodities and generally trades at approximately the same price as the net asset value of its underlying components over the course of the trading day. ETFs offer exposure to a wide variety of asset classes and investment themes, including domestic, international and global equities, fixed income securities, as well as securities in specific industries and countries. There are also ETFs that track certain specific investments, such as commodities, real estate or currencies.

We believe ETFs have been one of the most innovative, revolutionary and disruptive technologies to emerge in the last two decades in the asset management industry. As of September 30, 2011, there were approximately 1,100 ETFs in the United States with an aggregate AUM over $1 trillion. McKinsey & Company projects the global aggregate AUM of ETFs could grow by $1.5 trillion by 2015. The chart below reflects the AUM of the ETF industry in the United States since 2001:

U.S. ETF Industry AUM

(in billions)

Source: Investment Company Institute, Bloomberg, WisdomTree.

ETFs are one of the fastest growing sectors of the asset management industry, having expanded at a compound annual growth rate of 31.2% from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010. According to the Investment Company Institute, ETF AUM increased from 4.2% of total ETF and long-term mutual fund AUM in 2005 to 10% in 2010, while ETF inflows have increased from 23% of total ETF and long-term mutual fund inflows in 2005 to 34% in 2010. We expect this trend to continue. For example, during the recent market downturn in 2008, while traditional long-term mutual funds experienced outflows of $225 billion, ETFs experienced inflows of $177 billion. We believe the growth of the ETF industry will be accelerated by a number of factors, including increased educational efforts and greater investor awareness, the continued transition towards fee based models on the part of financial advisors, continued product innovation within the ETF industry, further penetration of ETFs within distribution channels and 401(k) retirement plans, and the secular growth of financial products associated with meeting the financial needs of the “baby boomer” generation.

According to Morningstar, Inc., ETFs were initially marketed mostly to institutional investors, but today, institutional investors account for only about half of the assets held in ETFs. ETFs have become more popular among a broad range of investors as they have come to realize their benefits and use them for a variety of purposes and strategies, including low cost index investing and asset allocation, access to specific asset classes, protective hedging, income generation, exploitation of arbitrage opportunities, and diversification strategies.

While ETFs are similar to mutual funds in many respects, they have some important differences as well:

•	Transparency. ETFs disclose the composition of their underlying portfolios on a daily basis, unlike mutual funds which typically disclose their holdings only every 90 days.

•

Intraday trading, hedging strategies and complex orders. Like stocks, ETFs can be bought and sold on exchanges throughout the trading day at market prices. ETFs update the indicative values of their underlying portfolios every 15 seconds. As publicly-traded securities, ETF shares can be purchased on margin and sold short, enabling the use of hedging strategies, and traded using stop orders and limit orders, which allow investors to specify the price points at which they are willing to trade.

•

Tax efficiency. In the United States, whenever a mutual fund or ETF realizes a capital gain that is not balanced by a realized loss, it must distribute the capital gain to its shareholders. These gains are taxable to all shareholders, even those who reinvest the gain distributions in additional shares of the fund. However, most ETFs typically redeem their shares through “in-kind” redemptions in which low-cost securities are transferred out of the ETF in exchange for fund shares in a non-taxable transaction. As a practical matter, mutual funds cannot use this process. By using this process, ETFs avoid the transaction fees and tax impact incurred by mutual funds that sell securities to generate cash to pay out redemptions.

•

Uniform pricing. From a cost perspective, ETFs are one of the most equitable investment products on the market. Investors, regardless of their size, structure or sophistication, pay identical advisory fees. Unlike mutual funds, there are not different share classes or different expense structures for retail and institutional clients and ETFs are not sold with sales loads or 12b-1 fees. In many cases, ETFs offer lower expense ratios than comparable mutual funds.

Our Competitive Strengths

•

Well-positioned in large and growing markets. We believe that ETFs are well-positioned to grow significantly faster than the asset management industry as a whole, making our concentration in ETFs a significant advantage versus other traditional asset management firms. In the first nine months of 2011, our AUM grew at a faster rate than any of the other top 10 ETF sponsors. We have markedly increased our share of ETF industry net flows from 0.5% in 2008 to 3.9% in the nine months ended September 30, 2011. Within the ETF industry, being a first mover, or one of the first providers of ETFs in a particular asset class, can be a significant advantage. We believe that our early leadership in a number of asset classes, including small cap emerging markets equities, international local currency denominated fixed income, and managed futures positions us well to maintain a leadership position.

•

Strong performance through a differentiated approach. We create our own indexes, rebalanced annually, that weight companies in our equity ETFs by a measure of fundamental value. In contrast, traditional indexes are market capitalization weighted and tend to track the momentum of the market. Using our approach, 82% of the $8.3 billion invested in our 34 equity ETFs were in funds that, since their respective inceptions through September 30, 2011, outperformed their competitive market capitalization-weighted benchmarks. Similarly, 25 of our 34 equity ETFs have outperformed their competitive capitalization-weighted benchmarks over the same period. We believe our approach differentiates us from our competitors and will allow us to take a greater share of the expected growth in the ETF market.

•

Diversified product set, powered by innovation. We have a broad and diverse product set. Our products span a variety of traditional and high growth asset classes, including international and U.S. equities, currencies, international fixed income, alternatives, and emerging markets, and include both passive and actively managed funds. Our product development and research teams work closely to identify potential new ETFs for the marketplace. Because we have the regulatory exemptive relief that enables us to use our own indexes in our ETFs, we have the ability to create certain indexes and related ETFs more rapidly than our competitors who must license indexes from third party index providers. Our exemptive relief also enables us to offer actively manage funds and incorporate the use of derivatives. Our innovations include launching the industry’s first emerging markets small cap equity ETF and the first actively managed currency ETFs. We believe that our expertise in product development combined with our regulatory exemptive relief provides a strategic advantage, enabling us to launch innovative ETFs that others may not be able to launch as quickly.

•	Extensive marketing, research and sales efforts. Since 2006, we have invested significant resources to establish the WisdomTree brand through targeted television, print and online advertising, as well as public relations efforts using our investors, Michael Steinhardt and Professor Jeremy Siegel. The majority of our employees are dedicated to marketing, research and sales. Our sales professionals are the primary points of contact for financial advisors who use our ETFs. Their efforts are enhanced through value-added services provided by our research and marketing efforts. We have strong relationships with financial advisors at leading national brokerage firms, registered investment advisors and high net worth advisors. We believe the recent growth we have experienced by strategically aligning these advisor relationships and marketing campaigns with targeted research and sales initiatives differentiates us from our competitors and contributes to our strong inflows.

•

Efficient business model with low risk profile. We have invested heavily in the internal development of our core competencies with respect to product development, marketing, research and sales of ETFs. We outsource to third parties those services that are not our core competencies or may be resource or risk intensive, such as the portfolio management responsibilities and fund accounting operations of our ETFs. In addition, since we create our own indexes, we do not incur licensing costs and can therefore be more competitive in terms of the fees we charge for our index-based ETFs. We have already made substantial investments in our core competencies, and we expect to be able to leverage these existing capabilities across our business, positioning us to maintain both growth and profitability.

•

Strong, seasoned and creative management team. We have built a strong and dedicated senior leadership team. Most of our leadership team has significant ETF or financial services industry experience in fund operations, regulatory and compliance oversight, product development and management or marketing and communications. We believe our team, by developing an ETF sponsor from the ground up despite significant competitive, regulatory and operational barriers, has demonstrated an ability to innovate as well as recognize and respond to market opportunities and effectively execute our strategy.

Our Growth Strategies

Our goal is to be among the top five U.S. sponsors in the ETF industry, where scale is a competitive advantage. We believe our continued execution will enable us to increase trading volumes and build longer performance track records, which should allow us to attract additional investors and, in turn, further grow our AUM. We will seek to increase our market share and build additional scale by continuing to implement the following growth strategies:

•

Increase penetration within existing distribution channels. We believe there is an opportunity to increase our market share by further penetrating existing distribution channels and by cross-selling additional WisdomTree ETFs. In order to achieve these objectives, we intend to continue our strategy of targeted advertising and direct marketing, coupled with our research-focused sales support initiatives, to enhance product awareness and increase our market share of ETF net inflows. We have increased our share of ETF industry net inflows from 0.5% in 2008 to 3.9% in the nine months ended September 30, 2011, and we are focused on continuing this trend.

•

Launch innovative new products that diversify our product offerings and revenues. We believe our track record has shown that we can create and sell innovative ETFs that meet market demand. We believe that continued launches of new products will strengthen our business by allowing us to realize additional inflows, maintain and grow our AUM and generate revenues across different market cycles as particular investment strategies move in and out of favor.

•

Expand internationally. To date, our sales and marketing has been principally focused on the domestic U.S. market. However, since April 2010, ten of our ETFs have been cross-listed in the special international section on the Mexican stock exchange, Bolsa Mexicana De Valores, where certain institutional investors trade foreign securities in Mexico. As ETFs are increasingly traded globally we believe that international expansion of our marketing, communication and sales strategies will provide significant new growth avenues. We are currently developing a plan for further international expansion, which includes establishing an international fund company to capitalize on growth opportunities outside of the United States.

•

Selectively pursue acquisitions or partnerships. We may pursue acquisitions or enter into partnerships or other commercial arrangements that will enable us to strengthen our current business, expand and diversify our product offering, increase our AUM or enter into new markets. We believe entering into partnerships or pursuing acquisitions is a cost-effective means of growing our business and AUM. For example, in 2007, we purchased certain assets and intellectual property from Treasury Equity, LLC which formed the basis for our currency ETFs. In addition, in 2008, we entered into a joint venture with Mellon Capital Management Corporation and The Dreyfus Corporation with respect to our currency and fixed income ETFs, which enabled us to bring these ETFs to market faster than would otherwise have been possible.

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described in the section entitled “Risk Factors” in this prospectus, of which you should be aware before investing in our common stock. For example:

•

We have only a limited operating history and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which may make it difficult to evaluate our future prospects.

•

Challenging market conditions associated with declining prices of securities can adversely affect our business by reducing the market value of the assets we manage or causing customers to sell their fund shares and trigger redemptions.

•	Fluctuations in the amount and mix of our AUM may negatively impact revenue and operating margin.

•

Most of our assets under management are held in ETFs that invest in foreign securities and we therefore have substantial exposure to foreign market conditions and are subject to currency exchange rate risks.

•

We derive a substantial portion of our revenue from products invested in emerging markets and are exposed to the market-specific political and economic risks as well as general investor sentiment regarding future growth of those markets.

•

We derive a substantial portion of our revenue from a limited number of products and, as a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

•	The WisdomTree ETFs have a limited track record and poor investment performance could cause our revenue to decline.

•

We depend on other third parties to provide many critical services to operate our business and the WisdomTree ETFs. The failure of key vendors to adequately provide such services could materially affect our operating business and harm our customers.

Our Corporate Information

We were incorporated in the state of Delaware on September 19, 1985. Our principal executive office is located at 380 Madison Avenue, 21st Floor, New York, New York, 10017, and our telephone number is (212) 801-2080. Our website is www.WisdomTree.com. Information contained on, or that can be accessed through, our website is not part of this registration statement. On July 26, 2011, the Company’s common stock began trading on the NASDAQ Global Market under the symbol “WETF.”

THE OFFERING

Common stock offered by us	up to 1,000,000 shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	The underwriters have an option to purchase up to an additional shares of common stock from the selling stockholders to cover overallotments, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ from the sale by us of shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See the section entitled “Use of Proceeds.”

Conflict of interest	Jonathan L. Steinberg, our Chief Executive Officer and one of the selling stockholders, holds a general securities license and, like all members of our sales force, is associated with the distributor of our ETFs, Alps Distributors, Inc., a broker-dealer subject to FINRA regulations. Because more than five percent of the net offering proceeds will be received by Mr. Steinberg upon the sale of his shares, a “conflict of interest” is deemed to exist under FINRA Rule 5121. This offering is being conducted in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” (as such term is defined in Rule 5121) is not necessary in connection with this offering, as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest, and meet the requirements of paragraph (f)(12)(E) of Rule 5121.

NASDAQ symbol	“WETF”

Of the shares to be sold by the selling stockholders in this offering,              shares of common stock are currently issued and outstanding and              shares of common stock are issuable upon exercise of options held by certain of the selling stockholders. Of the shares subject to the underwriters’ overallotment option,              shares of common stock are currently issued and outstanding and              shares are issuable upon the exercise of options held by certain of the selling stockholders.

The number of shares of our common stock to be outstanding after this offering is based on 115,962,511 shares of our common stock outstanding as of September 30, 2011 (including unvested restricted stock) and

assumes the exercise by the selling stockholders of options to purchase              shares of common stock to be sold in the offering, and excludes:

•

21,553,709 shares of our common stock issuable upon exercise of outstanding options as of September 30, 2011 at a weighted-average exercise price of $0.76 per share, which includes the              shares of our common stock to be issued and sold in this offering by certain selling stockholders upon the exercise of vested stock options at a weighted-average exercise price of $         per share; and

•	5,646,418 shares of our common stock reserved as of September 30, 2011 for future issuance under our equity incentive plans that are not issued or subject to outstanding grants.

Except as otherwise indicated, all information in this prospectus is as of September 30, 2011 and reflects or assumes:

•	no exercise of outstanding options after September 30, 2011; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock to cover overallotments in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial data and certain other data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 presented below are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2010 and 2011 and the summary condensed consolidated balance sheet data as of June 30, 2011 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results for future periods. In addition, the other data presented below, including AUM, net inflows, market appreciation/(depreciation), average ETF advisory fee, ETF industry net inflows and market share data, are based on information from various sources, including industry publications and our internal records and research. You should read this summary consolidated financial and other data in conjunction with the sections entitled “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
ETF advisory fees	$21,643	$20,812	$40,567	$17,596	$30,787
Other income	1,968	1,283	1,045	473	462

Total revenues	23,611	22,095	41,612	18,069	31,249
Expenses:
Compensation and benefits	20,338	18,943	19,193	9,855	9,827
Fund management and administration	14,772	13,387	14,286	6,703	9,898
Marketing and advertising	5,875	2,762	3,721	1,586	2,329
Sales and business development	3,642	2,495	2,730	1,206	1,658
Professional and consulting fees	1,871	1,780	3,779	1,731	2,449
Occupancy, communication and equipment	1,564	1,087	1,118	556	558
Depreciation and amortization	337	360	314	155	132
Third party sharing arrangements	(320)	89	2,296	876	2,640
Other	2,577	2,420	1,724	853	914

Total expenses	50,656	43,323	49,161	23,521	30,405
Income/(loss) before provision for income taxes	(27,045)	(21,228)	(7,549)	(5,452)	844
Provision for income taxes	—	—	—	—	388
Tax benefit	—	—	—	—	(388)

Net income/(loss)	$(27,045)	$(21,228)	$(7,549)	$(5,452)	$844

Net income/(loss) per share–basic	$(0.27)	$(0.21)	$(0.07)	$(0.05)	$0.01
Net income/(loss) per share–diluted	$(0.27)	$(0.21)	$(0.07)	$(0.05)	$0.01
Weighted average common shares–basic:	100,236	100,397	111,981	111,295	113,708
Weighted average common shares–diluted:	100,236	100,397	111,981	111,295	134,694
Pro forma net income/(loss) per share (unaudited):
Basic
Diluted
Pro forma weighted average common shares:
Basic
Diluted

	As of December 31,			As of June 30, 2011
	2008	2009	2010	Actual	As adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,275	$11,476	$14,233	$16,386	$
Total assets	$34,856	$25,703	$29,142	$32,569	$
Total liabilities	$12,800	$9,675	$11,907	$12,689	$
Stockholders’ equity	$22,056	$16,028	$17,235	$19,880	$

	As of and for the Years Ended December 31,			As of and for the Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in millions, except percentage data and ETF industry net inflows)
Other Data:
Total ETF assets under management:
Beginning of period assets	$4,559	$3,180	$5,979	$5,979	$9,891
Net inflows/(outflows)	907	1,773	3,134	703	2,963
Market appreciation/(depreciation)	(2,286)	1,026	778	(442)	80

End of period assets	$3,180	$5,979	$9,891	$6,240	$12,934
Average assets during the period	$4,327	$3,964	$7,308	$6,536	$11,340
Average ETF advisory fee	0.52%	0.52%	0.56%	0.54%	0.56%
ETF industry and market share:
ETF industry net inflows (in billions)	$177	$116	$118	$40	$57
WisdomTree market share of inflows	0.5%	1.5%	2.7%	1.8%	5.2%

(1)	The as adjusted consolidated balance sheet data gives effect to (i) the sale of shares of our common stock in this offering at the assumed public offering price of $ per share, the last sale price of our shares as reported by the NASDAQ Global Market on , 2011 after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance of shares of our common stock upon the exercise of options held by certain selling stockholders in connection with this offering and the receipt by us of the aggregate exercise price for such options.

(2)	A $0.25 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, total assets and stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus before making a decision to invest in our common stock. If any of these risks actually occur, our business, operating results, financial condition and prospects could be harmed. This could cause the trading price of our common stock to decline and a loss of all or part of your investment. Certain statements below are forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

We have only a limited operating history and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which may make it difficult to evaluate our future prospects.

We launched our first 20 ETFs in June 2006 and have only a limited operating history in the asset management business upon which an evaluation of our performance can be made. We have incurred significant losses since we launched our first ETFs. We first reported net income in the first quarter of 2011 and we only began to generate positive cash flow on a full quarterly basis in the second fiscal quarter of the year ended December 31, 2010 and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which may make it difficult to evaluate our future prospects. We have a history of net losses and have not achieved sustained profitability, and we may not be able to maintain or increase our level of profitability. Prior to generating net income for the three and six months ended June 30, 2011, we incurred net losses of $27.0 million, $21.2 million and $7.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. Even though we may achieve profitability in one quarter or period, because of the various risks outlined in this prospectus, we cannot assure you that we will continue to be profitable.

Challenging global market conditions associated with declining prices of securities can adversely affect our business by reducing the market value of the assets we manage or causing customers to sell their fund shares and trigger redemptions.

We are subject to risks arising from adverse changes in global market conditions and the declining prices of securities, which may result in a decrease in demand for investment products, a higher redemption rate and/or a decline in AUM. The securities markets are highly volatile and securities prices may increase or decrease for many reasons, including general economic conditions, political events, acts of terrorism and other matters beyond our control. Substantially all of our revenue is determined by the amount of our AUM and a substantial part of our AUM is represented by equity securities, in both the international and U.S. markets. As a result, our business can be expected to generate lower revenue in declining equity market environments or general economic downturns, such as after the recent U.S. government debt rating downgrade and in response to concern over potential sovereign debt defaults by other countries. A decline in the prices of securities held by the WisdomTree ETFs may cause our revenue to decline by either causing the value of our AUM to decrease, which would result in lower advisory fees, or causing investors in the WisdomTree ETFs to sell their shares in favor of investments they perceive to offer greater opportunity or lower risk, thus triggering redemptions that would also result in decreased AUM and lower fees.

Fluctuations in the amount and mix of our AUM may negatively impact revenue and operating margin.

The level of our revenue depends on the level and mix of our AUM. Our revenue is derived primarily from advisory fees based on a percentage of the value of our AUM and varies with the nature of the ETFs, which have different fee levels. Fluctuations in the amount and mix of our AUM may be attributable in part to market conditions outside of our control that have had, and in the future could have, a negative impact on our revenue and operating margin.

We are subject to an increased risk of asset volatility from changes in the foreign markets as discussed below. Individual markets may be adversely affected by economic, political, financial, or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises or other business, social or political crises. Declines in these markets and currency fluctuations have caused in the past, and may cause in the future, a decline in our revenue. Changing market conditions and currency fluctuations may cause a shift in our asset mix between foreign and U.S. assets, potentially resulting in a decline in our revenue since we generally derive higher fee revenue from our ETFs investing in foreign markets, particularly in emerging markets.

We have had in the past, and in the future may have, investors who maintain significant positions in one or more of our ETFs. If such an investor were to broadly change or withdraw its investments in our ETFs because of a change to its investment strategy, market conditions or any other reason, it may significantly change the level and mix of our AUM, which may negatively affect our revenue and operating margin.

Most of our assets under management are held in ETFs that invest in foreign securities and we therefore have substantial exposure to foreign market conditions and are subject to currency exchange rate risks.

Many of our ETFs invest in securities of companies, governments and other organizations located outside the United States and at September 30, 2011, approximately 65% of our AUM was held by these ETFs. Therefore, the success of our business is closely tied to market conditions in foreign markets. Investments in non-U.S. issuers are affected by political, social and economic uncertainty effecting a country or region in which we are invested. In addition, fluctuations in foreign currency exchange rates could reduce the revenue we earn from these foreign invested ETFs. This occurs because an increase in the value of the U.S. dollar relative to non-U.S. currencies may result in a decrease in the dollar value of the AUM in these ETFs, which, in turn, would result in lower revenue. Furthermore, investors are likely to believe these ETFs, as well as our suite of currency and fixed income ETFs, are a less attractive investment opportunity when the value of the U.S. dollar rises relative to non-U.S. currencies, which could have the effect of reducing investments in these ETFs, thus reducing revenue.

We derive a substantial portion of our revenue from products invested in emerging markets and are exposed to the market-specific political and economic risks as well as general investor sentiment regarding future growth of those markets.

At June 30, 2011, approximately 42% of our ETF AUM was concentrated in five of our WisdomTree ETFs that primarily invest in equity or fixed income securities issued by companies in emerging markets. In the six months ended June 30, 2011, approximately 50% of our revenue was derived from those five ETFs. As a result, our operating results are particularly exposed to the performance of those funds, economic and market conditions in those emerging markets, general investor sentiment regarding future growth in those emerging markets and our ability to maintain the assets under management of those funds. In addition, because these funds have a higher expense ratio than our other funds in general, they generate a disproportionate percentage of our total revenue. If the AUM in these funds were to decline, either because of declining market values or because of net outflows from these funds, our revenue would be adversely affected.

We derive a substantial portion of our revenue from a limited number of products and, as a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

At September 30, 2011, approximately 66% of our ETF AUM was concentrated in 10 of our WisdomTree ETFs. As a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward investing in the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

The WisdomTree ETFs have a limited track record and poor investment performance could cause our revenue to decline.

The WisdomTree ETFs have a limited track record upon which an evaluation of their investment performance can be made. At September 30, 2011, of our total 47 ETFs, only 19 ETFs had a five year track record and 39 had a three year track record. The investment performance of our funds is important to our success. While strong investment performance could stimulate sales of our ETFs, poor investment performance, on an absolute basis or as compared to third-party benchmarks or competitive products, could lead to a decrease in sales or stimulate redemptions, thereby lowering the assets under management and reducing our revenue. Our fundamentally-weighted equity ETFs are designed to provide the potential for better risk-adjusted investment returns over full market cycles and are best suited for investors with a longer-term investment horizon. However, the investment approach of our equity ETFs may not perform well during certain shorter periods of time during different points in the economic cycle.

We currently depend on BNY Mellon to provide us with critical services to operate our business and the WisdomTree ETFs. The failure of BNY Mellon to adequately provide such services could materially affect our operating business and harm our customers.

We currently depend upon BNY Mellon to provide the WisdomTree Trust with portfolio management services. BNY Mellon also provides us with custody services, fund accounting, administration, transfer agency and securities lending services. The failure of BNY Mellon to provide us and the WisdomTree ETFs with these services could result in financial loss to us and our customers. In addition, because BNY Mellon provides a multitude of important services to us, and portfolio management for the WisdomTree ETFs covers several different asset classes, changing this vendor relationship would be challenging. It might require us to devote a significant portion of management’s time to negotiate a similar relationship with a new vendor or have these services provided by multiple vendors, which would require us to coordinate the transfer of these functions to this new vendor or vendors.

We depend on other third parties to provide many critical services to operate our business and the WisdomTree ETFs. The failure of key vendors to adequately provide such services could materially affect our operating business and harm our customers.

In addition to BNY Mellon, we depend on other third-party vendors to provide us with many services that are critical to operating our business, including a third-party provider of index calculation services for our indexes, a distributor of the WisdomTree ETFs and a third-party provider of indicative values of the portfolios of the WisdomTree ETFs. The failure of these key vendors to provide us and the WisdomTree ETFs with these services could lead to operational issues and result in financial loss to us and our customers.

The asset management business is intensely competitive. Many of our competitors have greater market share, offer a broader range of products and have greater financial resources than we do. As a result, we may experience pressures on our pricing and market share.

Our business operates in intensely competitive industry segments. We compete directly with other ETF sponsors and mutual fund companies and indirectly against other investment management firms, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. We compete based on a number of factors, including name recognition, service, investment performance, product features and breadth of product choices, and fees. Many of our competitors have greater market share, offer a broader range of products and have greater financial resources than we do. Some financial institutions operate in a more favorable regulatory environment and have proprietary products and distribution channels which may provide certain competitive advantages to them and their investment products. Our competitors may also adopt products, services or strategies similar to ours, including the use of fundamentally-weighted indexes. In addition, over time certain sectors of the financial services industry have become considerably more concentrated, as financial institutions involved in a broad range of financial services have been acquired by or merged into other firms. This convergence could result in our competitors gaining greater resources and we may experience pressures on our pricing and market share as a result of these factors and as some of our competitors seek to increase market share by reducing prices. We believe that competition within the ETF industry will continue to increase as more traditional asset management companies become ETF sponsors.

Competitive fee pressures could reduce revenue and profit margins.

The investment management business is highly competitive and has relatively low barriers to entry. Although the ETF industry currently has a higher barrier to entry as a result of the need for ETF sponsors to obtain exemptive relief from the Securities and Exchange Commission, or SEC, in order to operate ETFs, we expect that additional companies, both new companies and traditional asset managers, many of whom are much larger than us, will enter the ETF space. In addition, in 2008, the SEC proposed a rule that, if adopted, would eliminate the need to obtain this exemptive relief. To the extent that we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Fee reductions on existing or future new products could cause our revenue and profit margins to decline.

Our revenue could be adversely affected if the WisdomTree Trust determines that the advisory fees we received from the WisdomTree ETFs should be reduced.

Our advisory agreements with the WisdomTree Trust and the fees we collect from the WisdomTree ETFs are subject to review and approval by the independent trustees of the WisdomTree Trust. The advisory agreements are subject to initial review and approval. After the initial two-year term of the agreement for each ETF, the continuation of such agreement must be reviewed and approved at least annually by a majority of the independent trustees. In determining whether to approve the agreements, the independent trustees consider factors such as (i) the nature and quality of the services provided by us, (ii) the fees charged by us and the costs and profits realized by us in connection with such services, as well as any ancillary or “fall-out” benefits from such services, (iii) the extent to which economies of scale are shared with the WisdomTree ETFs, and (iv) the level of fees paid by other similar funds. If the independent trustees determine that the advisory fees we charge to any particular fund are too high, we will need to reduce our fees, which could adversely affect our revenue.

Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure, including employee misconduct. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.

We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Many of our procedures involve oversight of third-party vendors that provide us with critical services such as portfolio management, custody and fund accounting and administration, and index calculation services. Our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Moreover, we are subject to the risks of errors and misconduct by our employees, including fraud and non-compliance with policies. These risks are difficult to detect in advance and deter, and could harm our business, results of operations or financial condition. Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, in order to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our financial condition and could cause a reduction in our revenue as our customers shift their investments to the products of our competitors.

Compliance with extensive, complex and changing regulation imposes significant financial and strategic costs on our business, and non-compliance could result in fines and penalties.

Our business is subject to extensive regulation of our business and operations. Our subsidiary, WisdomTree Asset Management, Inc., or WTAM, is a registered investment adviser and is subject to oversight by the SEC pursuant to its regulatory authority under the Investment Advisers Act of 1940, as amended. We also must comply with certain requirements under the Investment Company Act of 1940, as amended, with respect to the WisdomTree ETFs for which WTAM acts as investment adviser. In addition, the content and use of our marketing and sales materials and of our sales force is subject to the regulatory authority of FINRA. To a lesser extent, we are also subject to foreign laws and regulatory authorities with respect to operational aspects of our funds that invest in securities of issuers in foreign countries and in the sales of our funds in foreign jurisdictions. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of our business, including the authority to grant, and, in specific circumstances to cancel, permissions to carry on particular businesses. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and thus result in redemptions from our ETFs and impede our ability to retain customers and develop new customers, all of which may reduce our revenue.

We face the risk of significant intervention by regulatory authorities, including extended investigation activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through customer protection and market conduct requirements.

In addition, the regulatory environment in which we operate is subject to modifications and further regulation. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes. For example, in January 2011, the Commodity Futures Trading Commission proposed regulations that, if adopted, would impose upon us additional registration and licensing requirements for a select number of our ETFs and subject us to an additional and extensive regulatory structure. If adopted, these regulations would likely cause us to incur additional costs to achieve and maintain compliance.

Specific regulatory changes also may have a direct impact on our revenue. In addition to regulatory scrutiny and potential fines and sanctions, regulators continue to examine different aspects of the asset management industry. New regulation or judicial interpretations regarding the annual approval process for investment advisory agreements may result in the reduction of fees under these agreements. These regulatory changes and other proposed or potential changes may result in a reduction of revenue.

Damage to our reputation could adversely affect our business.

We believe we have developed a strong brand and a reputation for innovative, thoughtful products, favorable long-term risk-adjusted investment performance and excellent client services. The WisdomTree name and brand is a valuable asset and any damage to it could hamper our ability to maintain and grow our AUM and attract and retain employees, thereby having a material adverse affect on our revenue. Risks to our reputation may range from regulatory issues to unsubstantiated accusations. Managing such matters may be expensive, time-consuming and difficult.

Abnormally wide bid/ask spreads and market disruptions that halt or disrupt trading or create extreme volatility could undermine investor confidence in the ETF investment structure and limit investor acceptance of ETFs.

The shares of the WisdomTree ETFs, like the shares of all ETFs, trade on exchanges in market transactions that generally approximate the value of the underlying portfolio of securities held by the particular ETF. Trading involves risks including the potential lack of an active market for fund shares, abnormally wide bid/ask spreads (the difference between the prices at which shares of an ETF can be bought and sold) that can exist for a variety of reasons and losses from trading. These risks can be exacerbated during periods when there is low demand for an ETF, when the markets in the underlying basket of securities are closed, when markets conditions are extremely volatile or when trading is disrupted. For example, during the so-called “flash crash” that occurred in May 2010, the shares of some ETFs traded with extreme volatility that did not correspond with the underlying value of their portfolio investments. Similar market conditions could undermine investor confidence in the ETF structure as an investment vehicle and limit further investor acceptance of ETFs. This could result in limited growth or a reduction in the overall ETF market and result in our revenue not growing as rapidly as it has in the recent past or even in a reduction of revenue.

We have experienced significant growth in recent years, and if we were unable to manage this growth it could have a material adverse effect on our business.

We have experienced significant growth in recent years, which has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees;

•	developing, implementing and improving our operational, financial, accounting, reporting and other internal systems and controls on a timely basis; and

•	maintaining and developing our various support functions including human resources, information technology, legal and corporate communications.

If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenue and profitability.

Continued growth will require continued investment in personnel, information technology infrastructure and marketing activities, as well as further development and implementation of financial, operational and compliance systems and controls. We may not be successful in implementing all of the processes that are necessary to support our growth. Unless our growth results in an increase in our revenue that is at least proportionate to the increase in our costs associated with this growth, our gross margins and our future profitability will be adversely affected.

Our growth strategy also involves, among other things, diversifying our product line to include more ETFs in non-equity asset classes, including fixed income and alternative investment strategies. This will require us to develop products in areas in which we do not have significant prior experience. We may not be successful in developing new products and if developed and launched, we may not be successful in marketing these new products.

Our ability to operate our company effectively could be impaired if we fail to retain or recruit key personnel.

The success of our business and the implementation of our growth strategy are highly dependent on our ability to attract, retain and motivate highly skilled, and sometimes highly specialized, employees, including in particular, operations, product development, research and sales personnel. The market for these individuals is extremely competitive and is likely to become more so as additional investment management firms enter the ETF industry. Our compensation methods may not enable us to recruit and retain required personnel. In particular, our use of equity grants as a component of total employee compensation may be ineffective if the market price of our common stock declines. Also, we may need to increase compensation levels, which would decrease our net income or increase our losses. If we are unable to retain and attract key personnel, it could have an adverse effect on our business, results of operations and financial condition.

Changes in U.S. federal income tax law could make some of our products less attractive to customers.

Many of the WisdomTree ETFs seek to obtain the investment return achieved by our proprietary indexes that weigh index components based upon dividends. Corporate dividends currently enjoy favorable tax treatment under current U.S. federal income tax law. If the tax rates imposed on dividends were to be increased, it may make these WisdomTree ETFs less attractive to our customers.

Our expenses are subject to fluctuations that could materially affect our operating results.

Our results of operations are also dependent on the level of expenses, which can vary from quarter to quarter. Our expenses may fluctuate primarily as a result of discretionary spending, including marketing, advertising and sales expenses we incur to support our growth initiatives. Accordingly, our results of operation may vary from quarter to quarter.

Any significant limitation or failure of our technology systems that are critical to our operations could interrupt or damage our operations and result in material financial loss, regulatory violations, reputational harm or legal liability.

We are dependent upon the effectiveness of our information security policies, procedures and capabilities to protect the technology systems that we use to operate our business and to protect the data that reside on or are transmitted through them. Although we take protective measures to secure information, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that could result in inaccuracies in our information or system disruptions or failures, which could materially interrupt or damage our operations. Any inaccuracies, delays or system failures could subject us to client dissatisfaction and losses or result in material financial loss, regulatory violations, reputational harm or legal liability, which, in turn, could cause a decline in the company’s earnings or stock price.

We may in the future be involved in legal proceedings that could require significant management time and attention, possibly resulting in significant expense or in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, we may be subject to litigation. In connection with any litigation in which we are involved, we may be forced to incur costs and expenses in connection with defending ourselves or in connection with the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenue, expenses and operating results by: interrupting our normal business operations; sustaining employee casualties, including loss of our key employees; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence. We have a disaster recovery plan to address certain contingencies, but this plan may not be sufficient in responding or ameliorating the effects of all disaster scenarios. Similarly, these types of events could also affect the ability of the third-party vendors that we rely upon to conduct our business–e.g., BNY Mellon, which provides us with sub-advisory portfolio management services as well as custodial, fund accounting and administration services, or Standard & Poor’s, which provide us with index calculation services–to continue to provide these necessary services to us, even though they may also have disaster recovery plans to address these contingencies. If we or our third-party vendors are unable to respond adequately or in a timely manner, this failure may result in a loss of revenue and/or increased expenses, either of which would have a material adverse effect on our operating results.

A change of control of our company would automatically terminate our investment management agreements relating to the WisdomTree ETFs unless the Board of Trustees of the WisdomTree Trust and stockholders of the WisdomTree ETFs voted to continue the agreements.

Under the Investment Company Act, an investment management agreement with a fund must provide for its automatic termination in the event of its assignment. The fund’s board and stockholders must vote to continue the agreement following its assignment, the cost of which can be significant and which ordinarily would be borne by us in order to avoid dissatisfaction by the stockholders of the WisdomTree ETFs. Under the Investment Advisers Act, a client’s investment management agreement may not be “assigned” by the investment advisor without the client’s consent.

An investment management agreement is considered under both acts to be assigned to another party when a controlling block of the advisor’s securities is transferred. Under both acts, there is a presumption that a stockholder beneficially owning 25% or more of an advisor’s voting stock controls the advisor and conversely a stockholder beneficially owning less than 25% is presumed not to control the advisor. In our case, an assignment of our investment management agreements may occur if Michael Steinhardt, who currently beneficially owns 30.2% of our common stock (and will beneficially own     % of our common stock after this offering) sells shares of common stock such that his beneficial ownership drops below 25%, or if we sell or issue a certain number of additional shares of common stock in the future that dilutes his beneficial ownership or if a third party were to acquire a controlling interest in our company. We cannot be certain that the Trustees and the stockholders of the WisdomTree ETFs would consent to assignments of our investment management agreements or approve new agreements with us if a change of control occurs. This restriction may discourage potential purchasers from acquiring a controlling interest in our company.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

Third parties may assert against us alleged patent, copyright, trademark or other intellectual property rights to intellectual property that is important to our business. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may divert the efforts and attention of our management from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide that it is appropriate to:

•	pay third-party infringement claims;

•	discontinue selling the particular funds subject to infringement claims;

•	discontinue using the processes subject to infringement claims;

•	develop other intellectual property or products not subject to infringement claims, which could be time-consuming and costly or may not be possible; or

•	license the intellectual property from the third party claiming infringement, which license may not be available on commercially reasonable terms.

The occurrence of any of the foregoing could result in unexpected expenses, reduce our revenue and adversely affect our business and financial results.

We have applied for patents, but they may not be issued and we may not be able to enforce or protect our patents and other intellectual property rights, which may harm our ability to compete and harm our business.

Although we have applied for patents relating to our index methodology and the operation of our equity ETFs, these patents may not be issued to us. In addition, even if issued, our ability to enforce our patents and other intellectual property rights is subject to general litigation risks. While we have been competing without the benefit of these patents being issued, if they are not issued or we cannot successfully enforce them, we may lose the benefit of a future competitive advantage that they would otherwise provide to us. If we seek to enforce our rights, we could be subject to claims that the intellectual property right is invalid or is otherwise not enforceable. Furthermore, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own or assert other claims against us, which could harm our business. If we are not ultimately successful in defending ourselves against these claims in litigation, we may be subject to the risks described in the immediately preceding risk factor entitled “We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.”

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming.

As a company whose common stock was recently registered under the Exchange Act and listed on a national securities exchange, we are required to maintain specific corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules under the Sarbanes-Oxley Act of 2002, or SOX, and the related rules and regulations of the SEC, as well as the rules of the securities exchange. We anticipate that compliance with these requirements will cause us to continue to incur significant legal and accounting compliance costs, and place significant demands on our accounting and legal staff, and on our accounting and information systems. We expect to hire additional staff with appropriate public company experience and technical knowledge, which will increase our compensation expense.

Beginning with the fiscal year ended December 31, 2012, our management will be required to conduct an annual assessment of the effectiveness of our internal controls over financial reporting and include a report on our internal controls in our annual reports on Form 10-K pursuant to Section 404 of SOX. In addition, we are required to have our independent registered public accounting firm attest to and report on the effectiveness of our internal controls over financial reporting. We will incur significant costs in order to implement and maintain our internal controls over financial reporting and comply with Section 404 of SOX, including necessary auditing and legal fees, and costs associated with accounting, internal audit, information technology, compliance and administrative staff.

We may face risks arising from future acquisitions and our efforts to acquire companies may subject us to significant costs without the realization of the anticipated benefits of those acquisitions.

We may acquire other companies in the future. Any such acquisition may be effected quickly, may occur at any time and may be significant in size relative to our existing operations. These acquisitions may involve numerous risks, including, among others:

•	failure to achieve financial or operating objectives;

•	failure to integrate successfully and in a timely manner any operations, products, services or technology;

•	diversion of the attention of management and other personnel;

•	failure to obtain necessary regulatory or other approvals;

•	failure to retain personnel;

•	failure to obtain any necessary financing on acceptable terms or at all;

•	unforeseen liabilities of the acquired entity;

•	failure of counterparties to indemnify us against liabilities arising from the acquired entities; and

•	unfavorable market conditions that could negatively impact our growth expectations of the acquired entities.

These risks, and the overall failure to successfully manage any potential acquisition, could adversely affect our future profitability and may prevent us from realizing expected benefits from the acquisitions, which could result in the impairment of goodwill and/or intangible assets recognized at the time of acquisition.

Risks Relating to our Common Stock and this Offering

The market price of our shares may fluctuate significantly, and you could lose all or part of your investment.

The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	decreases in our assets under management;

•	variations in our quarterly operating results;

•	differences between our actual financial operating results and those expected by investors and analysts;

•	publication of research reports about us or the investment management industry;

•

changes in expectations concerning our future financial performance and the future performance of the ETF industry and the asset management industry in general, including financial estimates and recommendations by securities analysts;

•	our strategic moves and those of our competitors, such as acquisitions or consolidations;

•

changes in the regulatory framework of the ETF industry and the asset management industry in general and regulatory action, including action by the SEC to lessen the regulatory requirements or shortening the process to obtain regulatory relief under the Investment Company Act of 1940 that is necessary to become an ETF sponsor;

•	changes in general economic or market conditions; and

•	realization of any other of the risks described elsewhere in this section.

In addition, stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. Furthermore, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations or other derivative shareholder lawsuits. If such a suit were to arise, it could cause substantial costs to us and divert our resources regardless of the outcome.

Future sales of our common stock in the public market by management or our large stockholders could lower our stock price.

Immediately after this offering, our two largest stockholders (each of whom has a representative on our Board of Directors), together with the other members of our Board of Directors and our executive officers, will beneficially own approximately     % of our outstanding common stock. Our officers, directors and certain stockholders have executed lock-up agreements preventing them from selling any stock they hold for a period of 90 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section entitled “Underwriting.” The representatives of the underwriters may, in their sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of these lock-up agreements. If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock may decline significantly and may decline below the public offering price. We cannot predict the effect, if any, that future public sales of these shares or the availability of these shares for sale will have on the market price of our common stock.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price and trading volume of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future issuance of our common stock could lower our stock price and dilute the interests of existing stockholders.

We may issue additional shares of our common stock in the future, either in connection with an acquisition or for other business reasons. The issuance of a substantial amount of common stock could have the effect of substantially diluting the interests of our current stockholders. In addition, the sale of a substantial amount of common stock in the public market, either in the initial issuance or in a subsequent resale by the target company in an acquisition which received such common stock as consideration or by investors who acquired such common stock in a private placement could have an adverse affect on the market price of our common stock.

The members of our Board of Directors, their affiliates and our executive officers, as stockholders, control our company.

Immediately after this offering, our two largest stockholders (each of whom has a representative on our Board of Directors) together with the other members of our Board of Directors and our executive officers, as stockholders, collectively beneficially own     % of our outstanding common stock. As a result of this ownership, they have the ability to significantly influence all matters requiring approval by stockholders of our company, including the election of directors. In particular, Michael Steinhardt, chairman of our Board of Directors, beneficially will own     % of our outstanding common stock and James D. Robinson, IV, a director of our company, serves as a general partner of three venture capital funds that together will beneficially own     % of our outstanding common stock. As a result, Messrs. Steinhardt and Robinson will beneficially own an aggregate of     % of our outstanding stock and have the ability to significantly influence all matters requiring approval by stockholders of our company. This concentration of ownership also may have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise receive a premium for their shares over current market prices.

Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our Board of Directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, representatives of our stockholders are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

A provision in our certificate of incorporation and by-laws may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our Board of Directors. These provisions include:

•	a classified Board of Directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our Board of Directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our Board of Directors to issue preferred stock with such terms as our Board of Directors may determine.

In addition, with the listing of our common stock on the NASDAQ Global Market on July 26, 2011, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our Board of Directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We do not intend to pay dividends in the foreseeable future.

We have never paid dividends on our common stock and we intend to invest our available cash flow into our growth strategy for the foreseeable future. Thus, the shares of common stock may not realize a return in the form of dividends in the foreseeable future. Investors who anticipate the need for immediate dividends from shares of common stock should refrain from purchasing our common stock. In addition, our Board of Directors is authorized, without stockholder approval, to issue preferred stock with such terms as our Board of Directors may, in its discretion, determine. Our Board of Directors could, therefore, issue preferred stock with dividend rights superior to that of the common stock, which could also limit the payment of dividends on the common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

In particular, forward-looking statements in this prospectus include statements about:

•	anticipated trends, conditions and investor sentiment in the global markets;

•	anticipated levels of inflows into and outflows out of our exchange traded funds;

•	our ability to deliver favorable rates of return to investors;

•	our ability to develop new products and services;

•	our ability to maintain current vendors or find new vendors to provide services to us at favorable costs;

•	competition in our business; and

•	the effect of laws and regulations that apply to our business.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of up to 1,000,000 shares of our common stock in this offering by us will be approximately $         based upon an assumed public offering price of $         per share, the last reported price of our shares as reported by the NASDAQ Global Market on                     , 2011 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive proceeds of up to approximately $         million from the exercise of stock options by certain selling stockholders in connection with this offering and $             million if the underwriters exercise their over-allotment option in full.

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders, except for the aggregate exercise price of the selling stockholder options, as noted above.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including for selling, operating and marketing our ETFs. We may also use net proceeds for possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition and we currently are not engaged in negotiations with respect to any investment or acquisition. In addition, the amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending specific application of our net proceeds, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

A $0.25 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the amount of cash and cash equivalents, total assets and stockholders’ equity by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our Board of Directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments, and capitalization as of June 30, 2011:

•	on an actual basis; and

•

on a pro forma basis to give effect to (1) our sale in this offering of             shares of our common stock at an assumed public offering price of $         per share, the last reported price of our shares as reported by the NASDAQ Global Market on                  , 2011, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (2) the issuance of             shares of common stock upon the exercise of options held by certain selling stockholders in connection with this offering and the receipt of the aggregate exercise price for such options and (3) the application of the net proceeds we will receive from this offering in the manner described under “Use of Proceeds.”

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2011 (Unaudited)
	(in thousands)
	Actual	Pro Forma(1)
Cash, cash equivalents and short-term investments	$16,386	$

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 2,000 authorized:	—		—
Common stock; $0.01 par value, 250,000 shares authorized, actual; shares authorized, pro forma; 115,629,772 shares issued and outstanding (including unvested restricted stock), actual; shares issued and outstanding, pro forma	$1,156
Additional paid-in capital	160,033
Accumulated deficit	(141,309)

Total stockholders’ equity	19,880

Total capitalization	$32,569	$

(1)	A $0.25 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, total assets and stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statements of operations data presented below under the heading “Consolidated Statements of Operations Data” for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data presented below under the heading “Consolidated Balance Sheet Data” as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data presented below under the headings “Consolidated Statements of Operations Data” for the years ended December 31, 2006 and 2007 and under “Consolidated Balance Sheet Data” as of December 31, 2006 and 2007, have been derived from our consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data presented below under the heading “Consolidated Statements of Operations Data” for the six months ended June 30, 2010 and 2011 and the selected consolidated balance sheet data presented below under the heading “Consolidated Balance Sheet Data” as of June 30, 2011, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the financial results to be expected for future periods, and the results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full year or for any other period.

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:

Revenues:
ETF advisory fees	$1,740	$18,158	$21,643	$20,812	$40,567	$17,596	$30,787
Other income	435	2,761	1,968	1,283	1,045	473	462

Total revenues	2,175	20,919	23,611	22,095	41,612	18,069	31,249
Expenses:
Compensation and benefits	11,971	21,465	20,338	18,943	19,193	9,855	9,827
Fund management and administration	3,178	11,082	14,772	13,387	14,286	6,703	9,898
Marketing and advertising	2,788	6,434	5,875	2,762	3,721	1,586	2,329
Sales and business development	717	1,611	3,642	2,495	2,730	1,206	1,658
Professional and consulting fees	1,822	3,249	1,871	1,780	3,779	1,731	2,449
Occupancy, communication and equipment	525	1,010	1,564	1,087	1,118	556	558
Depreciation and amortization	36	78	337	360	314	155	132
Third party sharing arrangements	—	—	(320)	89	2,296	876	2,640
Other	481	1,120	2,577	2,420	1,724	853	914

Total expenses	21,518	46,049	50,656	43,323	49,161	23,521	30,405
Income/(loss) before provision for income taxes	(19,343)	(25,130)	(27,045)	(21,228)	(7,549)	(5,452)	844
Provision for income taxes	—	—	—	—	—	—	388
Tax benefit	—	—	—	—	—	—	(388)

Net income/(loss)	$(19,343)	$(25,130)	$(27,045)	$(21,228)	$(7,549)	$(5,452)	$844

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Net income/(loss) per share—basic	$(0.25)	$(0.26)	$(0.27)	$(0.21)	$(0.07)	$(0.05)	$0.01
Net income/(loss) per share—diluted	$(0.25)	$(0.26)	$(0.27)	$(0.21)	$(0.07)	$(0.05)	$0.01
Weighted average common shares—basic:	78,482	98,518	100,236	100,397	111,981	111,295	113,708
Weighted average common shares—diluted:	78,482	98,518	100,236	100,397	111,981	111,295	134,694

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$57,734	$15,138	$13,275	$11,476	$14,233	$16,386
Total assets	$59,032	$52,303	$34,856	$25,703	$29,142	$32,569
Total liabilities	$5,626	$12,998	$12,800	$9,675	$11,907	$12,689
Stockholders’ equity	$53,406	$39,304	$22,056	$16,028	$17,235	$19,880

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below. For a more complete description of the risks noted above and other risks that could cause our actual results to materially differ from our current expectations, please see the section titled “Risk Factors” above. We assume no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Executive Summary

We are the eighth largest sponsor of ETFs in the United States based on AUM, with an AUM of approximately $11.2 billion as of September 30, 2011. An ETF is an investment fund that holds securities such as stocks or bonds and trades at approximately the same price as the net asset value of its underlying assets. ETFs offer exposure to a wide variety of investment themes, including domestic, international and global equities, fixed income securities, currencies or commodities, as well as securities in specific industries and countries. We currently offer a comprehensive family of 47 ETFs, which includes 34 international and domestic equity ETFs, nine currency ETFs, two recently launched international fixed income ETFs and two recently launched alternative strategy ETFs.

Through our operating subsidiary, we provide investment advisory and other management services to the WisdomTree ETFs. In exchange for providing these services, we receive advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

Our expenses are predominantly related to selling, operating and marketing our ETFs. We have contracted with third parties to provide certain operational services for the ETFs. We have contracted with BNY Mellon to act as sub-advisor and provide portfolio management services, fund administration, custody, accounting and other related services for the WisdomTree ETFs.

We distribute our ETFs through all major channels within the asset management industry, including brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers. We do not target our ETFs for sale directly to the retail segment but rather to the financial advisor who acts as the intermediary between the end-client and us.

Our revenues have increased since we launched in June 2006 and reached a record of $41.6 million for 2010 compared to $22.1 million in 2009 and $23.6 million in 2008. For the first half of 2011, our revenues were $31.2 million, compared to $18.1 million in the first half of 2010. Our expenses have increased to $49.2 million in 2010, from $43.3 million in 2009, which is down from $50.7 million in 2008. Our net loss narrowed each year to a loss of $7.5 million in 2010, from a loss of $21.2 million in 2009 and a loss of $27.0 million in 2008. We recorded net income of $0.8 million during the first half of 2011, compared to a net loss of $5.5 million in the first half of 2010.

Our revenues are highly correlated to the level and relative mix of our AUM, as well as the fee rate associated with our ETFs. A significant portion of our AUM is invested in securities issued outside of the United States. Therefore, our AUM and our revenues are affected by movements in global capital market levels and the strengthening or weakening of the U.S. dollar against other currencies. Another factor impacting our revenues is the fees associated with our ETFs. Our overall average fee rate is affected by the mix of flows into our ETFs.

With a significant portion of our AUM invested in securities issued outside of the U.S., favorable market sentiment to emerging markets, currencies and international fixed income is likely to have a positive effect on our overall revenue. In addition, we currently compete within the ETF market against several large ETF sponsors, many smaller sponsors, as well as new entrants to the marketplace, and will compete against large asset management companies who have recently launched or announced intentions to launch ETF products. However, it is our belief that our ability to gather inflows into our ETFs, coupled with general stock market trends, will have the greatest impact on our business.

Market Environment

We have been and continue to operate in an extremely challenging and highly competitive business environment. Since we launched our first ETFs in June 2006, the global equity markets have experienced significant volatility. The following chart reflects our ETF assets under management and major market equity indexes since we launched our ETFs:

Equity markets worldwide were in a general upward trend when we launched our ETFs; however, the U.S. equity markets started to significantly decline in the second half of 2008 for many reasons, including concerns over home values and mortgage-related financial products, the safety of major financial institutions and the resulting freeze in the credit markets. The decline then spread worldwide. Investors sold their investments in equities and corporate debt and invested in U.S. government securities and commodities, particularly gold, a trend that continues today. The response from governments and central banks around the world to the financial crisis in 2008 was to provide an unprecedented amount of monetary and fiscal stimulus. Many central banks lowered interest rates to near zero, issued a number of debt guarantees for banks and other non-bank financial institutions, and began to increase the supply of money through open market asset purchases. Additionally, many governments passed legislation that increased spending and added billions of dollars into the global economy. The major global equity market indexes ended 2008 lower with the S&P 500, MSCI EAFE and MSCI Emerging Market indexes all significantly declining. Our AUM, in turn also significantly declined as a result of decreases in the market value of the securities our ETFs hold, not as result of outflows from our ETFs.

After reaching a market bottom in March 2009, global financial markets staged a dramatic recovery, with major global market indexes rebounding strongly off of significant declines. As general market conditions improved, financial markets rallied, investor sentiment turned more positive and share prices rose. Our AUM also increased due to strong inflows into our ETFs.

This positive momentum continued into 2010 and first half of 2011 and we continued to experience robust growth and expansion. However, despite the recovery, concerns remained regarding high unemployment and the rate of economic recovery in the United States, the stability of European economies and their banks, and rising inflation in the emerging market countries. These concerns came to the forefront recently as the U.S. equity markets together with other equity markets worldwide again experienced significant volatility. This recent volatility was led by the U.S. debt ceiling debates in Congress and the subsequent downgrade of U.S. government debt by Standard and Poor’s coupled with significant concerns over stability of European banks and the possibility of Greece defaulting on its debt. Our AUM reached a high of $13.5 billion on July 26, 2011. However, it has declined to $11.2 billion as of September 30, 2011, primarily as a result of negative market movement.

The severe downturns in the global financial markets, especially during the second half of 2008 and early 2009, caused significant declines in our assets under management, impacting our financial results and operating cash flows. As a result, we took steps to lower our cost structure to respond to the deteriorating market conditions. We began a series of cost reduction initiatives including decreasing marketing, advertising and business-development related spending, renegotiating fees or changing third party service providers, initiating headcount reductions and deferring non-business critical initiatives and hiring, and lastly, closing 10 of our ETFs in March 2010. In addition, in October 2009, we raised $5 million predominantly from existing investors through the issuance of common stock.

We also took initiatives to address the decline in our revenues as a result of the deteriorating markets, principally through diversifying our product offering and revenue stream, which were predominantly equity based. In 2008, we launched the industry’s first 1940 Act currency ETFs. In August 2010, we launched our first international fixed income ETF and in March 201l, we launched another international fixed income ETF. In January 2011, we launched the industry’s first managed futures strategy ETF and in July 2011, we launched our second alternative strategy ETF. We believe expanding our product offering into different asset classes will better diversify our revenue stream and sustain our operating results and financial condition across various market conditions.

We expect challenging and volatile market conditions, and competition from other ETF sponsors and new entrants to the marketplace, to continue in the foreseeable future. As we confront these challenges, we expect to continue to focus on executing our growth strategy and leveraging our core strengths as described in the section entitled “Business” in this prospectus.

Historical Net ETF Inflows and AUM

The following charts reflect our market share of ETF industry inflows, historical net ETF inflows and ETF AUM in and as of the years ended 2008, 2009 and 2010 and as of and for the nine months ended September 30, 2010 and 2011:

We have experienced positive net inflows each year since we launched our first ETFs in June 2006. While we have experienced significant fluctuations in our net inflows quarter to quarter, we have only experienced one quarter of net outflows—approximately $15.5 million of net outflows in the third quarter of 2008—when the overall market sentiment was extremely negative.

Over the last several quarters, our market share of net ETF inflows has been increasing. We believe this trend is a result of our strong product offering in emerging market equities, new product launches to further diversify our product offering, as well as a longer track record for the funds we launched in 2006 and 2007. Our growth strategy seeks to increase our market share of ETF industry inflows through continued product diversification and execution of our marketing and sales strategies.

Components of Revenue

ETF advisory fees

Approximately 98% of our revenues are comprised of advisory fees we earn from our ETFs. We earn this revenue based on a percentage of the average daily value of AUM. Our average daily value of AUM is the average of the daily aggregate AUM of our ETFs as determined by the then current net asset value (as defined under Investment Company Act Rule 2a-4) of such ETFs as of the close of business each day. Our fee percentages for individual ETFs range from 0.28% to 0.95%. A summary of the average advisory fee we earn and AUM as of September 30, 2011 by asset class is as follows:

	Average Advisory Fee	AUM
		(in millions)
Emerging Markets Equity ETFs	0.69%	$3,230
International Developed Equity ETFs	0.54%	$2,300
U.S. Equity ETFs	0.35%	$2,523
Currency ETFs	0.49%	$1,194
International Sector Equity ETFs	0.58%	$202
International Fixed Income ETFs	0.55%	$1,492
Alternative Strategy ETFs	0.95%	$243

Total Average Advisory Fee AUM	0.54%	$11,184

We determine the appropriate advisory fee to charge for our ETFs based on the cost of operating each particular ETF taking into account the types of securities the ETFs will hold, fees third party service providers will charge us for operating the ETFs and our competitors’ fees for similar ETFs. Generally, our actively managed ETFs, such as our Alternative Strategy and Currency ETFs, along with our Emerging Market ETFs, are priced higher than our other index based ETFs as the former are more costly to operate.

Each of our ETFs has a fixed advisory fee. In order to increase the advisory fee, we would need to obtain the approval from a majority of the ETF stockholders which may be difficult or not possible to achieve. There may also be a significant cost in obtaining such stockholder approval. We do not need stockholder approval to lower our advisory fee.

The advisory fee charged for our Currency ETFs and one Fixed Income ETF is subject to a mutual participation agreement that we entered into with Mellon Capital Management Corporation and The Dreyfus Corporation. We have determined that we are the principal participant for transactions under this collaborative arrangement and as such, the advisory fee above reflects the gross fee under this arrangement—see “Notes to the Consolidated Financial Statements” included in this prospectus.

Our ETF advisory fee revenue may fluctuate based on general stock market trends which include market value appreciation or depreciation, currency fluctuations against the U.S. dollar and level of inflows or outflows from our ETFs. In addition, these revenues may fluctuate due to increased competition or a determination by the independent trustees of the WisdomTree ETFs to terminate or significantly alter the funds’ investment management agreements with us.

Other income

Other income includes fees from licensing our indexes to third parties and interest income from investing our corporate cash. These revenues are immaterial to our financial results and we do not expect them to be material in the near term.

Components of Expenses

Our operating expenses consist primarily of costs related to selling, operating and marketing our ETFs as well as the infrastructure needed to run our business.

Compensation and benefits

Employee compensation and benefits expenses are expensed when incurred and include salaries, incentive compensation, and related benefit costs. Virtually all our employees receive incentive compensation which is based on our operating results as well as their individual performance. Therefore, a portion of this expense will fluctuate with our business results. In order to attract and retain qualified personnel, we must maintain competitive employee compensation and benefit plans. In normal circumstances, we expect to experience a general rise in employee compensation and benefit expenses over the long term as we grow; however the rate of increase should be less than the rate of increase in our revenues.

Also included in compensation and benefits are costs related to equity awards granted to our employees. We generally grant restricted stock and/or options when employees are hired and in intervals thereafter. In addition, we grant restricted stock and options to our employees as part of year end incentive compensation. Our executive management and Board of Directors believes very strongly that equity awards are an important part of our employees overall compensation package and that incentivizing our employees with equity in the company aligns the interest of our employees with that of our stockholders. We use the fair value method in recording compensation expense for restricted stock and options grants. Under the fair value method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the vesting period. Fair value is determined on the date granted using the Black-Scholes option pricing model for the stock options and is determined by the market value of our common stock for restricted stock awards.

Fund management and administration

Fund management and administration expenses are expensed when incurred and are comprised of costs we pay third-party service providers to operate our ETFs. Under our advisory agreement with the WisdomTree Trust, the Trustees have approved us and other third parties to provide essential management and administrative services to the Trust and each ETF in exchange for an advisory fee. The costs include:

•	portfolio management of our ETFs (sub-advisory);

•	fund accounting and administration;

•	custodial services;

•	accounting and tax services;

•	printing and mailing of stockholder materials;

•	index calculation;

•	distribution fees;

•	legal and compliance services;

•	exchange listing fees;

•	trustee fees and expenses;

•	preparation of regulatory reports and filings;

•	insurance; and

•	other administrative services.

Of significance, we have contracted with BNY Mellon to act as sub-advisor and provide portfolio management, fund administration, custody and accounting related services for the WisdomTree ETFs. The fees we pay BNY Mellon have minimums per fund which range from $25,000 to $60,000 depending on the nature of the ETF. In addition, we pay additional fees ranging between 0.015% and 0.15% of average daily AUM at various breakpoint levels. The fees we pay for accounting, tax, index calculation and exchange listing are based on the number ETFs we have. The remaining fees are based on a combination of both assets under management and number of funds, or as incurred.

Marketing and advertising

Marketing and advertising expenses are recorded when incurred and include the following costs:

•	advertising, public relations and product promotion campaigns that are initiated to promote our existing and new ETFs as well as brand awareness;

•	development and maintenance of our website; and

•	creation and preparation of marketing materials.

Our discretionary advertising comprises the largest portion of this expense and we expect these costs to increase in the future as we continue to execute our growth strategy and compete against other ETF sponsors and new market entrants. In the past, we have advertised primarily in the first and fourth quarters of the year but we may change that strategy going forward based on our financial results, competitive pressures and market conditions. Therefore, we may incur expenditures in certain periods to attract inflows, the benefit of which may or may not be recognized from increases to our assets under management in future periods. However, due to the discretionary nature of some of these costs, they can generally be reduced if there were a decline in the markets.

Sales and business development

Sales and business development expenses are recorded when incurred and includes the following costs:

•	travel and entertainment or conference related expenses for our sales force;

•	market data services for our research team;

•	sales related software tools; and

•	legal and other advisory fees associated with the development of new funds.

Professional and consulting fees

Professional fees are expensed when incurred and consist of fees we pay to corporate advisors including accountants, tax advisors, legal counsel, investment bankers or other consultants. These expenses fluctuate based on our needs or requirements at the time. Certain of these costs are at our discretion and can fluctuate year to year. In future periods we expect our professional fees to increase in absolute dollars as we incur additional personnel and professional services costs to meet the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act.

Also included in professional fees is stock based compensation related to restricted stock or option awards we granted to senior advisers to our Board of Directors. Under generally accepted accounting principles, these awards are considered variable expenses and are re-measured each reporting period with a corresponding impact to stockholders’ equity. As such, this expense may fluctuate based upon the market price of our common stock.

Occupancy, communications and equipment

Occupancy, communications and equipment expense includes costs for our corporate headquarters in New York City. Our office space lease expires in January 2014. We have sub-leased a portion of our office space to an unrelated third party until March 2012. We expect our office space costs to increase as we assume the sub-leased space.

Depreciation and amortization

Depreciation and amortization expense results primarily from amortization of leasehold improvements to our office space as well as depreciation on fixed assets we purchase which is depreciated over three or seven years.

Third-party sharing arrangements

Included in third-party sharing arrangements expense are payments from and reimbursements to us with respect to (i) a collaborative arrangement with Mellon Capital Management Corporation and The Dreyfus Corporation and (ii) marketing agreements with Advisors Asset Management, Inc. and Compass Group Holdings S.A. The material terms of these arrangements are:

•

Collaborative Arrangement: In 2008, we entered into a mutual participation agreement with Mellon Capital Management Corporation and Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under this agreement, we are responsible for operating the ETFs and providing sales, marketing and research support at our own cost. Each of Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues, less third party costs such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/loss”). We are responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. We have determined we are the principal participant for transactions under this collaborative arrangement and as such we record these transactions on a gross basis reflecting all of the revenues and third party expenses on our financial statements in accordance with the nature of the revenue or expense. Any net profit/loss payments are reflected in the “Third Party Sharing Arrangement” expense line.

•

Marketing agreements: In 2010, we entered into marketing agreements with Advisors Asset Management, Inc. and Compass Group Holdings, S.A. to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America, respectively. Under these agreements, we pay a percentage of our advisory fee revenue to the marketing agents based on incremental growth in assets under management in the respective sales channel. Since inception we have incurred in total approximately $0.3 million in expenses as of June 30, 2011 related to these marketing arrangements.

Other

Other expenses consist primarily of insurance premiums, general office related expenses, securities license fees for our sales force, public company related expenses, corporate related travel and entertainment and board of director fees, including stock-based compensation related to equity awards we granted to our directors. In 2008 and 2009, other expenses also included stock-based compensation related to common stock we issued to Treasury Equity, LLC.

Future Outlook on Expenses

We believe the ETF industry is still in its infancy and we have significant growth opportunities; therefore, it is important for us to strategically invest in our business. Our investment in strategic growth initiatives includes anticipated higher spending on marketing, advertising and sales efforts, as well as conservative increases to our headcount, in both sales and operational support. We also intend to launch additional ETFs and may close some ETFs in the future, which will have an effect on our fund related costs. We also intend to establish an international fund company to capitalize on growth opportunities outside of the U.S. The investment in strategic growth initiatives is an estimate of planned expenses and some of these costs may or may not be realized depending on the nature of the growth initiatives or market conditions. Our current gross margin, which we define as our total revenues less our fund management and administration expenses and less third-party sharing arrangements, is approximately 61%. Based on our current AUM levels and mix, we currently do not expect any significant deviation from this metric in the near term. We also expect to grant additional equity awards in 2012 as most of our employees will have vested in a significant portion of their previously granted equity awards. The amount of such award has not yet been determined. With the exception of marketing expenses which are subject to seasonal fluctuations, we expect our expenses to decline as a percent of our revenues as we mature.

Seasonality

We believe seasonal fluctuations in the asset management industry are common. However, since we began our operations, we believe these seasonal trends may have been masked by the unprecedented volatility and negative market conditions in the global equity markets. Therefore, period to period comparisons of ours or the industry’s net inflows may not be meaningful and not indicative of results in future periods.

Key Operating Statistics

The following table presents key operating statistics that serve as indicators for the performance of our business:

	As of and for the Years Ended December 31,			As of and for the Six Months Ended June 30,
	2010	2009	2008	2011	2010
Total ETF Assets Under Management (in millions):
Beginning of period assets	$5,979	$3,180	$4,559	$9,891	$5,979
Inflows/(outflows)	3,134	1,773	907	2,963	703
Market appreciation/(depreciation)	778	1,026	(2,286)	80	(442)

End of period assets	$9,891	$5,979	$3,180	$12,934	$6,240

Average assets during the period	$7,308	$3,964	$4,327	$11,340	$6,536
ETF Industry and Market Share (in billions):
ETF industry net inflows	$115	$116	$178	$57	$40
WisdomTree market share of inflows	2.7%	1.5%	0.5%	5.2%	1.8%
International Developed Equity ETFs (in millions):
Beginning of period assets	$1,953	$1,339	$2,813	$2,062	$1,953
Inflows/(outflows)	29	281	(235)	514	(12)
Market appreciation/(depreciation)	81	333	(1,239)	43	(267)

End of period assets	$2,063	$1,953	$1,339	$2,619	$1,674

Average assets during the period	$1,902	$1,471	$2,113	$2,407	$2,038
Emerging Markets Equity ETFs (in millions):
Beginning of period assets	$1,431	$384	$172	$3,780	$1,431
Inflows/(outflows)	1,911	650	520	404	336
Market appreciation/(depreciation)	438	397	(308)	(196)	(39)

End of period assets	$3,780	$1,431	$384	$3,988	$1,728

Average assets during the period	$2,202	$793	$439	$3,740	$1,536
International Sector Equity ETFs (in millions):
Beginning of period assets	$358	$247	$547	$249	$358
Inflows/(outflows)	(117)	58	(47)	(6)	(125)
Market appreciation/(depreciation)	8	53	(253)	5	(43)

End of period assets	$249	$358	$247	$248	$190
Average assets during the period	$259	$257	$453	$252	$279
U.S. Equity ETFs (in millions):
Beginning of period assets	$1,330	$987	$1,027	$2,057	$1,330
Inflows/(outflows)	486	137	409	427	157
Market appreciation/(depreciation)	241	206	(449)	128	(81)

End of period assets	$2,057	$1,330	$987	$2,612	$1,406

Average assets during the period	$1,592	$1,084	$984	$2,264	$1,456
Currency ETFs (in millions):
Beginning of period assets	$906	$224	—	$1,179	$907
Inflows/(outflows)	253	646	$260	653	347
Market appreciation/(depreciation)	20	36	(36)	64	(12)
End of period assets	$1,179	$906	$224	$1,896	$1,242

Average assets during the period	$1,217	$359	$337	$1,506	$1,227

	As of and for the Years Ended December 31,			As of and for the Six Months Ended June 30,
	2010	2009	2008	2011	2010
International Fixed Income ETF (in millions):
Beginning of period assets	—	—	—	$564	—
Inflows/(outflows)	$571	—	—	777	—
Market appreciation/(depreciation)	(7)	—	—	38	—

End of period assets	$564	—	—	$1,379	—

Average assets during the period	$136	—	—	$1,094	—

Alternative Strategy ETFs (in millions):
Beginning of period assets	—	—	—	—	—
Inflows/(outflows)	—	—	—	194	—
Market appreciation/(depreciation)	—	—	—	(2)	—

End of period assets	—	—	—	$192	—

Average assets during the period	—	—	—	$77	—
Average ETF Asset Mix (during the period):
International Developed Equity ETFs	26%	37%	49%	21%	31%
Emerging Markets Equity ETFs	30%	20%	10%	33%	24%
International Sector Equity ETFs	4%	7%	10%	2%	4%
U.S. Equity ETFs	22%	27%	23%	20%	22%
Currency ETFs	16%	9%	8%	13%	19%
International Fixed Income ETF	2%	—	—	10%	—
Alternative Strategy ETFs	—	—	—	1%	—

Total	100%	100%	100%	100%	100%

Average ETF Advisory Fee (during the period)	0.56%	0.52%	0.52%	0.56%	0.54%

Number of ETFs (end of the period):
International Developed Equity ETFs	14	15	14	14	14
Emerging Markets Equity ETFs	4	4	4	4	4
International Sector Equity ETFs	4	11	11	4	4
U.S. Equity ETFs	12	13	13	12	12
Currency ETFs	9	9	8	9	8
International Fixed Income ETF	1	—	—	2	—
Alternative Strategy ETFs	—	—	—	1	—

Total	44	52	50	46	42

Headcount	60	54	57	61	54

Six Months Ended June 30, 2011 compared to June 30, 2010

Overview

	At or For the Six Months Ended June 30,		Change	Percent Change
	2011	2010
Assets Under Management (in millions)
Beginning of period assets	$9,891	$5,979
Net inflows	2,963	703	$2,260	nm
Market appreciation/(depreciation)	80	(442)

End of period assets	$12,934	$6,240	$6,694	107.3%

Financial Results (in thousands)
Total revenues	$31,249	$18,069	$13,180	72.9%
Total expenses	30,405	23,521	6,884	29.3%

Net income/(loss)	$844	$(5,452)	$6,296

Our AUM in the first half of 2011 and 2010 increased 30.8% and 4.4%, respectively, primarily due to strong net inflows into our ETFs. We reported net income of $0.8 million in the six months ended June 30, 2011 compared to a loss of $5.5 million in the comparable period in 2010.

Revenues

	Six Months Ended June 30,		Change	Percent Change
	2011	2010
Average assets under management (in millions)	$11,340	$6,536	$4,804	73.5%
Average ETF advisory fee	0.56%	0.54%	0.02%	3.7%
ETF advisory fees (in thousands)	$30,787	$17,596	$13,191	75.0%
Other income (in thousands)	462	473	(11)	(2.3)%

Total revenues (in thousands)	$31,249	$18,069	$13,180	72.9%

ETF advisory fees

ETF advisory fee revenues increased 75.0% from $17.6 million in the six months ended June 30, 2010 to a record $30.8 million in the comparable period in 2011. This increase was primarily due to higher average asset balances, which increased 73.5% due to strong net inflows, which increased from $0.7 billion to $3.0 billion. In addition, our average ETF advisory fees increased from 0.54% in the six months ended June 30, 2010 to 0.56% in the comparable period in 2011 as we experienced stronger ETF inflows into our higher-priced emerging market equity ETFs, which contributed to the higher average ETF advisory fee we earned.

Other income

Other income remained relatively unchanged at $0.5 million in the six months ended June 30, 2010 and 2011 as lower separate account revenues were partly offset by higher interest income from our securities investments and larger average cash balances.

Expenses

(in thousands)	Six Months Ended June 30,		Change	Percent Change
	2011	2010
Compensation and benefits	$9,827	$9,855	$(28)	(0.3)%
Fund management and administration	9,898	6,703	3,195	47.7%
Marketing and advertising	2,329	1,586	743	46.8%
Sales and business development	1,658	1,206	452	37.5%
Professional and consulting fees	2,449	1,731	718	41.5%
Occupancy, communications and equipment	558	556	2	0.4%
Depreciation and amortization	132	155	(23)	(14.8)%
Third-party sharing arrangements	2,640	876	1,764	201.4%
Other	914	853	61	7.2%

Total expenses	$30,405	$23,521	$6,884	29.3%

As a Percent of Revenues:	Six Months Ended June 30,
	2011	2010
Compensation and benefits	31.4%	54.5%
Fund management and administration	31.8%	37.1%
Marketing and advertising	7.5%	8.8%
Sales and business development	5.3%	6.7%
Professional and consulting fees	7.8%	9.6%
Occupancy, communications and equipment	1.8%	3.1%
Depreciation and amortization	0.4%	0.9%
Third-party sharing arrangements	8.4%	4.8%
Other	2.9%	4.7%

Total expenses	97.3%	130.2%

Compensation and benefits

Compensation and benefits expense remained relatively unchanged at approximately $9.9 million in the six months ended June 30, 2010 and 2011. Stock based compensation expense decreased $1.4 million as equity awards granted to employees in prior years with higher fair values become fully vested and replaced with a lower number of awards at lower fair values. Partly offsetting this decrease was an increase of $1.4 million related to higher accrued incentive compensation due to our strong results, higher salary and benefit expenses due to increased headcount, and higher payroll tax expense due to vesting of restricted stock awards. Our headcount increased from 54 at the end of June 2010 to 61 at the end of June 2011.

Fund management and administration

Fund management and administration expense increased 47.7% from $6.7 million in the six months ended June 30, 2010 to $9.9 million in the comparable period in 2011. Included in the six months ended June 30, 2011 is a one-time charge of $0.7 million related to reimbursing the WisdomTree India ETF for excess fees we collected as a result of overestimating the operating expense recapture fees for the India ETF’s fiscal year ended March 31, 2011. Higher average assets under management lead to an increase of $1.8 million in portfolio management, fund administration, accounting, index licensing and distribution fees. Regulatory fees increased $0.3 million due to higher level of net inflows. Printing and accounting related fees increased $0.4 million due to an increase in the number of funds. We had 46 ETFs at the end of June 2011 compared to 42 at the end of June 2010.

Marketing and advertising

Marketing and advertising expense increased 46.8% from $1.6 million in the six months ended June 30, 2010 to $2.3 million in the comparable period in 2011 primarily due to higher levels of discretionary television, print and online advertising to support our growth. We expect to have higher annual spending on marketing and advertising for the full year of 2011 as compared to the full year 2010.

Sales and business development

Sales and business development expense increased 37.5% from $1.2 million in the six months ended June 30, 2010 to $1.7 million in the comparable period in 2011 primarily due to higher sales and new product related spending to support our growth.

Professional and consulting fees

Professional and consulting fees increased 41.5% from $1.7 million in the six months ended June 30, 2010 to $2.4 million in the comparable period in 2011 primarily due to $0.5 million in higher variable stock based compensation expense, which increased from $0.7 million to $1.2 million, due to a higher price in our common stock. Legal and accounting fees associated with the preparation of our registration statement on Form 10 to transfer the listing of our common stock onto the NASDAQ Global Market were $0.5 million in the six months ended June 30, 2011. We expect to incur additional costs related to the listing of our common stock in the third quarter of 2011.

Occupancy, communications and equipment

Occupancy, communications and equipment expense remained relatively unchanged at $0.6 million in the six months ended June 30, 2010 and the comparable period in 2011.

Depreciation and amortization

Depreciation and amortization expense decreased 14.8% from $0.2 million in the six months ended June 30, 2010 to $0.1 million in the comparable period in 2011 as we completed depreciation on certain of our fixed assets.

Third-party sharing arrangements

Third-party sharing arrangements increased $1.8 million from $0.9 million in the six months ended June 30, 2010 to $2.6 million in the comparable period in 2011. This increase was primarily due to a $1.5 million increase in net profits in our currency and fixed income ETFs, which are subject to a profit sharing agreement with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs. In addition, we paid $0.3 million in fees to third parties for marketing our ETFs in the independent broker-dealer channel and Latin America.

Other

Other expenses increased 7.2% to $0.9 million in the six months ended June 30, 2011 primarily due to higher corporate insurance related expenses.

Year Ended December 31, 2010 compared to December 31, 2009

Overview

	At or For the Years Ended December 31,		Change	Percent Change
	2010	2009
Assets Under Management (in millions)
Beginning of period assets	$5,979	$3,180
Net inflows	3,134	1,773	$1,361	76.8%
Market appreciation/(depreciation)	778	1,026

End of period assets	$9,891	$5,979	$3,912	65.4%
Financial Results (in thousands)
Total revenues	$41,612	$22,095	$19,517	88.3%
Total expenses	49,161	43,323	5,838	13.5%

Net loss	($7,549)	($21,228)	$13,679	(64.4%)

Our AUM increased 65.4% from $6.0 billion in 2009 to $9.9 billion in 2010 primarily from $3.1 billion of net inflows. Our net loss narrowed to a loss of $7.5 million for the year ended 2010 as compared to a loss of $21.2 million in 2009 primarily due to higher average asset levels, cost reduction initiatives we initiated in 2008 and 2009 and higher average ETF advisory fee revenue.

Revenues

	Year Ended December 31,		Change	Percent Change
	2010	2009
Average assets under management (in millions)	$7,308	$3,964	$3,344	84.4%
Average ETF advisory fee	0.56%	0.52%	0.04%	7.7%
ETF advisory fees (in thousands)	$40,567	$20,812	$19,755	94.9%
Other income (in thousands)	$1,045	$1,283	$(238)	(18.6%)

Total revenues (in thousands)	$41,612	$22,095	$19,517	88.3%

ETF advisory fees

ETF advisory fee revenues increased 94.9% from $20.8 million in 2009 to a record $40.6 million in 2010. This increase was primarily due to higher average asset balances, which increased 84.4% due to strong net inflows, market appreciation and higher average ETF advisory fees, which increased from 0.52% to 0.56%. Approximately 61.0% of our ETF inflows were in our higher-priced emerging market equity ETFs, which contributed to the higher average ETF advisory fee we earned.

Other income

Other income decreased 18.6% from $1.3 million in 2009 to $1.0 million in 2010 primarily due to $0.4 million of lower interest and investment income as a result of low market interest rates and lower average cash balances, partly offset by $0.1 million of higher income from index licensing revenues.

Expenses

	Year Ended December 31,		Change	Percent Change
(in thousands)	2010	2009
Compensation and benefits	$19,193	$18,943	$250	1.3%
Fund management and administration	14,286	13,387	899	6.7%
Marketing and advertising	3,721	2,762	959	34.7%
Sales and business development	2,730	2,495	235	9.4%
Professional and consulting fees	3,779	1,780	1,999	112.3%
Occupancy, communications and equipment	1,118	1,087	31	2.9%
Depreciation and amortization	314	360	(46)	(12.8%)
Third-party sharing arrangements	2,296	89	2,207	nm
Other	1,724	2,420	(696)	(28.8%)

Total expenses	$49,161	$43,323	$5,838	13.5%

As a Percent of Revenues:	Year Ended December 31,
	2010	2009
Compensation and benefits	46.1%	85.7%
Fund management and administration	34.3%	60.6%
Marketing and advertising	8.9%	12.5%
Sales and business development	6.6%	11.3%
Professional and consulting fees	9.1%	8.1%
Occupancy, communications and equipment	2.7%	4.9%
Depreciation and amortization	0.8%	1.6%
Third-party sharing arrangements	5.5%	0.4%
Other	4.1%	11.0%

Total expenses	118.1%	196.1%

Compensation and benefits

Compensation and benefits expense increased 1.3% from $18.9 million in 2009 to $19.2 million in 2010. This increase was primarily due to an increase of $1.2 million related to higher incentive compensation due to our strong net inflows and overall business results, as well as costs related to increased headcount. Our headcount increased from 54 at the end of 2009 to 60 at the end of 2010, primarily in our sales related functions. Partly offsetting this increase was a decrease of $1.4 million in stock-based compensation as equity awards granted to employees in prior years become fully vested and replaced with a lower number of awards.

Fund management and administration

Fund management and administration expense increased 6.7% from $13.4 million in 2009 to $14.3 million in 2010. Higher average assets under management as well as fund processing expenses led to an increase of $0.6 million in portfolio management and fund accounting, administration and custody related fees. We also incurred $0.5 million in higher printing and legal related fees due to higher activity as well as $0.2 million in higher exchange listing fees for our ETFs due to a fee increase at the exchange. Partly offsetting these increases was a decrease of $0.8 million in fund related fees due to the closure of 10 of our ETFs in March 2010 along with lower costs from renegotiating vendor agreements. In addition, 2009 included a reduction of $0.3 million related to resolution of a portfolio management fee disagreement with BNY Mellon. We ended 2010 with 44 ETFs, down from 52 at the end of 2009. We also launched two new funds during the year.

Marketing and advertising

Marketing and advertising expense increased 34.7% from $2.8 million in 2009 to $3.7 million in 2010 primarily due to higher discretionary advertising related expenses to promote our ETFs on television and online.

Sales and business development

Sales and business development expense increased 9.4% from $2.5 million in 2009 to $2.7 million in 2010 primarily due to higher sales related spending to support our growth.

Professional and consulting fees

Professional fees increased $2.0 million from $1.8 million in 2009 to $3.8 million in 2010. This increase was primarily due to $0.9 million of higher stock-based compensation related to equity awards granted to special advisors to our Board which fluctuates based upon the value of our common stock. Our stock price increased from $1.85 to $4.15 at the end of 2010. We also incurred $1.1 million in higher corporate advisory fees related to business strategy and related legal fees.

Occupancy, communications and equipment

Occupancy, communications and equipment expense remained relatively unchanged between 2009 and 2010.

Depreciation and amortization

Depreciation and amortization expense remained relatively unchanged between 2009 and 2010.

Third-party sharing arrangements

Third-party sharing arrangements increased $2.2 from $0.1 million in 2009 to $2.3 million in 2010. This increase was primarily due to higher net profits in our currency and fixed income ETFs which are subject to profit sharing agreement with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs partly offset by higher marketing related costs. Average AUM for our currency funds increased from $359 million in 2009 to $1.2 billion in 2010.

Other

Other expense decreased 28.8% from $2.4 million in 2009 to $1.7 million in 2010. 2009 included a charge of $1.0 million as a result of our final issuance of common stock to Treasury Equity, LLC for satisfaction of certain conditions related to our currency ETFs.

Year Ended December 31, 2009 compared to December 31, 2008

Overview

	At or For the Years Ended December 31,		Change	Percent Change
	2009	2008
Assets Under Management (in millions)
Beginning of period assets	$3,180	$4,559
Net inflows	1,773	907	$866	95.5%
Market appreciation/(depreciation)	1,026	(2,286)

End of period ETF assets	$5,979	$3,180	$2,799	88.0%
Financial Results (in thousands)
Total revenues	$22,095	$23,611	$(1,516)	(6.4%)
Total expenses	$43,323	$50,656	$(7,333)	(14.5%)

Net loss	$(21,228)	$(27,045)	$5,817	21.5%

Assets under management increased 88.0% from $3.2 billion in 2008 to $6.0 billion in 2009 primarily from $1.8 billion of net inflows and $1.0 billion of market appreciation. Total revenues decreased 6.4% primarily due to a significant decline in the equity markets in the first quarter of 2009. However, our expenses decreased at a higher rate of 14.5% primarily due to cost reduction initiatives we initiated in 2008 and 2009. Our net loss narrowed to $21.2 million for the year ended December 31, 2009 as compared to $27.0 million for the year ended December 31, 2008 primarily due to these cost reduction initiatives.

Revenues

	Year Ended December 31,		Change	Percent Change
	2009	2008
Average assets under management (in millions)	$3,964	$4,327	$(363)	(8.4%)
Average ETF advisory fee	0.52%	0.52%	—	—
ETF advisory fees (in thousands)	$20,812	$21,643	$(831)	(3.8%)
Other income (in thousands)	$1,283	$1,968	$(685)	(34.8%)

Total revenues (in thousands)	$22,095	$23,611	$(1,516)	(6.4%)

ETF advisory fees

ETF advisory fee revenues decreased 3.8% from $21.6 million in 2008 to $20.8 million in 2009. This decrease was primarily a result of significant declines in our assets under management in the first quarter of 2009 due to overall equity market declines in the first quarter of 2009. Our assets under management decreased to a low of $2.4 billion on March 9, 2009. Even though our assets under management increased from that low point, it did not cause a corresponding increase in our average assets under management at the same rate because of the severe decline during the first quarter of 2009.

Other income

Other income decreased 34.8% from $2.0 million in 2008 to $1.3 million in 2009 primarily due to lower interest and investment income of $0.9 million as a result of low market interest rates and lower average cash balances. Partly offsetting this decrease was an increase of $0.2 million from licensing and separate account revenues.

Expenses

(in thousands)	Year Ended December 31,		Change	Percent Change
	2009	2008
Compensation and benefits	$18,943	$20,338	$(1,395)	(6.9%)
Fund management and administration	13,387	14,772	(1,385)	(9.4%)
Marketing and advertising	2,762	5,875	(3,113)	(53.0%)
Sales and business development	2,495	3,642	(1,147)	(31.5%)
Professional and consulting fees	1,780	1,871	(91)	(4.9%)
Occupancy, communications and equipment	1,087	1,564	(477)	(30.5%)
Depreciation and amortization	360	337	23	6.8%
Third-party sharing arrangements	89	(320)	409	nm
Other	2,420	2,577	(157)	(6.1%)

Total expenses	$43,323	$50,656	$(7,333)	(14.5%)

	Year Ended December 31,
Percent of Revenue	2009	2008
Compensation and benefits	85.7%	86.1%
Fund management and administration	60.6%	62.6%
Marketing and advertising	12.5%	24.9%
Sales and business development	11.3%	15.4%
Professional and consulting fees	8.1%	7.9%
Occupancy, communications and equipment	4.9%	6.6%
Depreciation and amortization	1.6%	1.4%
Third-party sharing arrangements	0.4%	(1.4%)
Other	11.0%	10.9%

Total expenses	196.1%	214.5%

Compensation and benefits

Compensation and benefits expense decreased 6.9% from $20.3 million in 2008 to $18.9 million in 2009. This decrease was primarily due to savings of $1.1 million from headcount related reductions in 2008 as well $0.3 million in lower incentive compensation.

Fund management and administration

Fund management and administration expense decreased 9.4% from $14.8 million in 2008 to $13.4 million in 2009. Higher average assets under management as well as higher fund processing expenses led to an increase of $0.6 million in portfolio management and fund accounting, administration and custody related fees. Offsetting this increase was a decrease of $1.3 million in printing, legal, accounting and index calculation fees. In addition, 2008 included a charge of $0.7 million related to portfolio management fees incurred in prior years due to a fee disagreement with BNY Mellon.

Marketing and advertising

Marketing and advertising expense decreased 53.0% from $5.9 million in 2008 to $2.8 million in 2009. This decrease in discretionary spending was a result of cost reduction initiatives implemented by management in reaction to the severe declines in the equity markets.

Sales and business development

Sales and business development expenses decreased 31.5% from $3.6 million in 2008 to $2.5 million in 2009. This decrease in discretionary spending was a result of cost reduction initiatives.

Professional and consulting fees

Professional fees decreased 4.9% from $1.9 million in 2008 to $1.8 million in 2009. This decline was primarily due to a decrease of $0.8 million in lower corporate related legal and other consulting expenses, partly offset by $0.7 million in higher stock-based compensation related to equity awards granted to the senior advisors to our Board which fluctuates based upon the value of our common stock.

Occupancy, communications and equipment

Occupancy, communications and equipment expense decreased 30.5% from $1.6 million in 2008 to $1.1 million in 2009 primarily due to sub-leasing excess office space in our corporate offices.

Depreciation and amortization

Depreciation and amortization expense remained relatively unchanged between 2008 and 2009.

Third-party sharing arrangements

Third-party sharing arrangements increased from a reimbursement of $0.3 million to us in 2008 to a payment of $0.1 million from us in 2009. This change was primarily due to higher net profits in our currency ETFs which are subject to a profit sharing agreement with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs and lower third party costs. Average assets under management for our currency funds increased 6.4% from 2008 to 2009.

Other

Other expense decreased 6.1% from $2.6 million in 2008 to $2.4 million in 2009. In 2008, we recorded a $0.2 million charge related to a loss on our sub-leased space.

Quarterly Results

The following tables set forth our unaudited consolidated quarterly statement of operations data, both in dollar amounts and as a percentage of total revenues, and our unaudited consolidated quarterly operating data for the eight quarters ended June 30, 2011. In our opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

(in thousands)	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10	Q1/11	Q2/11
Revenues
ETF advisory fees	$5,536	$7,428	$8,467	$9,129	$9,860	$13,111	$14,273	$16,514
Other income	285	303	247	226	270	302	260	202

Total revenues	5,821	7,731	8,714	9,355	10,130	13,413	14,533	16,716
Expenses
Compensation and benefits	5,153	4,775	5,255	4,600	4,405	4,933	5,217	4,610
Fund management and administration	3,317	3,674	3,397	3,306	3,569	4,014	4,162	5,736
Marketing and advertising	452	1,288	1,160	426	745	1,390	972	1,357
Sales and business development	661	813	460	746	766	758	745	913
Professional and consulting fees	432	631	1,024	707	795	1,253	1,359	1,090
Occupancy, communication and equipment	283	249	267	289	273	289	273	285
Depreciation and amortization	88	88	77	78	80	79	65	67
Third party sharing arrangements	62	(36)	240	636	609	811	1,128	1,512
Other	361	1,281	426	427	405	466	457	457

Total expenses	10,809	12,763	12,306	11,215	11,647	13,993	14,378	16,027

Net income/(loss)	($4,988)	($5,032)	($3,592)	($1,860)	($1,517)	($580)	$155	$689

	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10	Q1/11	Q2/11
Revenues
ETF advisory fees	95.1%	96.1%	97.2%	97.6%	97.3%	97.7%	98.2%	98.8%
Other income	4.9%	3.9%	2.8%	2.4%	2.7%	2.3%	1.8%	1.2%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses
Compensation and benefits	88.5%	61.8%	60.3%	49.2%	43.5%	36.8%	35.9%	27.6%
Fund management and administration	57.0%	47.5%	39.0%	35.3%	35.2%	29.9%	28.6%	34.3%
Marketing and advertising	7.8%	16.7%	13.3%	4.6%	7.4%	10.4%	6.7%	8.1%
Sales and business development	11.4%	10.5%	5.3%	8.0%	7.6%	5.7%	5.1%	5.5%
Professional and consulting fees	7.4%	8.2%	11.8%	7.6%	7.8%	9.3%	9.4%	6.5%
Occupancy, communication and equipment	4.9%	3.2%	3.1%	3.1%	2.7%	2.2%	1.9%	1.7%
Depreciation and amortization	1.5%	1.1%	0.9%	0.8%	0.8%	0.6%	0.4%	0.4%
Third party sharing arrangements	1.1%	(0.5%)	2.8%	6.8%	6.0%	6.0%	7.8%	9.0%
Other	6.2%	16.6%	4.9%	4.6%	4.0%	3.5%	3.1%	2.7%

Total expenses	185.7%	165.1%	141.2%	119.9%	115.0%	104.3%	98.9%	95.9%

Net income/(loss)	(85.7%)	(65.1%)	(41.2%)	(19.9%)	(15.0%)	(4.3%)	1.1%	4.1%

	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10	Q1/11	Q2/11
Total ETF AUM (in millions)
Beginning of period assets	$3,663	$4,902	$5,979	$6,713	$6,240	$8,260	$9,891	$11,284
Inflows/(outflows)	559	911	582	121	1,161	1,271	1,264	1,699
Market appreciation/(depreciation)	680	166	152	(594)	859	360	129	(49)

End of period assets	$4,902	$5,979	$6,713	$6,240	$8,260	$9,891	$11,284	$12,934

Average assets during the period	$4,182	$5,439	$6,311	$6,760	$7,055	$9,104	$10,294	$12,062
International Developed Markets Equity ETFs (in millions)
Beginning of period assets	$1,324	$1,794	$1,953	$1,994	$1,674	$1,900	$2,062	$2,613
Inflows/(outflows)	204	136	26	(38)	(20)	61	481	33
Market appreciation/(depreciation)	266	23	15	(282)	246	101	70	(27)

End of period assets	$1,794	$1,953	$1,994	$1,674	$1,900	$2,062	$2,613	$2,619

Average assets during the period	$1,510	$1,896	$2,169	$1,907	$1,794	$1,981	$2,217	$2,596

	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10	Q1/11	Q2/11
Emerging Markets Equity ETFs (in millions)
Beginning of period assets	$759	$1,119	$1,431	$1,738	$1,728	$2,796	$3,780	$3,759
Inflows/(outflows)	197	232	230	106	707	869	60	344
Market appreciation/(depreciation)	163	80	77	(116)	361	115	(81)	(115)

End of period assets	$1,119	$1,431	$1,738	$1,728	$2,796	$3,780	$3,759	$3,988

Average assets during the period	$887	$1,297	$1,308	$1,763	$2,153	$3,342	$3,617	$3,863
International Sector Equity ETFs (in millions)
Beginning of period assets	$222	$322	$358	$228	$190	$247	$249	$252
Inflows/(outflows)	52	34	(124)	(1)	20	(11)	(7)	1
Market appreciation/(depreciation)	48	2	(6)	(37)	37	13	10	(5)

End of period assets	$322	$358	$228	$190	$247	$249	$252	$248

Average assets during the period	$269	$338	$345	$214	$218	$258	$246	$258
U.S. Equity ETFs (in millions)
Beginning of period assets	$1,039	$1,271	$1,330	$1,468	$1,406	$1,779	$2,057	$2,218
Inflows/(outflows)	43	(2)	72	85	211	118	53	374
Market appreciation/(depreciation)	189	61	66	(147)	162	160	108	20

End of period assets	$1,271	$1,330	$1,468	$1,406	$1,779	$2,057	$2,218	$2,612

Average assets during the period	$1,164	$1,273	$1,406	$1,506	$1,540	$1,917	$2,165	$2,364
Currency ETFs (in millions)
Beginning of period assets	$319	$396	$906	$1,284	$1,242	$1,266	$1,179	$1,467
Inflows/(outflows)	62	511	379	(31)	(19)	(75)	271	382
Market appreciation/(depreciation)	15	(1)	(1)	(11)	43	(12)	17	47

End of period assets	$396	$906	$1,284	$1,242	$1,266	$1,179	$1,467	$1,896

Average assets during the period	$352	$634	$1,084	$1,370	$1,224	$1,189	$1,335	$1,677
International Fixed Income ETFs (in millions)
Beginning of period assets	—	—	—	—	$0	$272	$564	$902
Inflows/(outflows)	—	—	—	—	262	309	335	442
Market appreciation/(depreciation)	—	—	—	—	10	(17)	3	35

End of period assets	—	—	—	—	$272	$564	$902	$1,379

Average assets during the period	—	—	—	—	$126	$417	$679	$1,195
Alternative Strategy ETFs (in millions)
Beginning of period assets	—	—	—	—	—	—	$—	$73
Inflows/(outflows)	—	—	—	—	—	—	71	123
Market appreciation/(depreciation)	—	—	—	—	—	—	2	(4)

End of period assets	—	—	—	—	—	—	$73	$192

Average assets during the period							$35	$109

	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10	Q1/11	Q2/11
Average ETF Asset Mix (during the period)
International Developed Markets Equity ETFs	37%	35%	34%	29%	25%	22%	22%	21%
Emerging Markets Equity ETFs	21%	24%	21%	26%	31%	37%	35%	32%
International Sector Equity ETFs	6%	6%	5%	3%	3%	3%	2%	2%
U.S. Equity ETFs	28%	23%	22%	22%	22%	21%	21%	20%
Currency ETFs	8%	12%	18%	20%	17%	13%	13%	14%
International Fixed Income ETFs	—	—	—	—	2%	4%	7%	10%
Alternative Strategy ETFs	—	—	—	—	—	—	0%	1%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Average ETF Advisory Fee (during the period)	0.53%	0.54%	0.54%	0.54%	0.56%	0.57%	0.56%	0.55%
Number of ETFs (end of the period)
International Developed Markets Equity ETFs	14	15	14	14	14	14	14	14
Emerging Markets Equity ETFs	4	4	4	4	4	4	4	4
International Sector Equity ETFs	11	11	4	4	4	4	4	4
U.S. Equity ETFs	13	13	12	12	12	12	12	12
Currency ETFs	9	9	8	8	9	9	9	9
International Fixed Income ETFs	—	—	—	—	1	1	2	2
Alternative Strategy ETFs	—	—	—	—	—	—	1	1

Total	51	52	42	42	44	44	46	46

Headcount	55	54	55	54	56	60	61	61

Liquidity and Capital Resources

The following table summarizes key data regarding our liquidity, capital resources and use of capital to fund our operations:

	June 30, 2011	December 31,
		2010	2009
Balance Sheet Data (in thousands):
Cash and cash equivalents	$16,386	$14,233	$11,476
Investments	8,175	8,595	9,320
Accounts receivable	5,732	4,825	2,884
Total liabilities	(12,689)	(11,907)	(9,675)

	$17,604	$15,746	$14,005

	Six Months Ended June 30, 2011	Year Ended December 31,
		2010	2009	2008
Cash Flow Data (in thousands):
Operating cash flows	$3,657	$2,128	$(15,027)	$(15,615)
Investing cash flows	319	628	8,240	13,748
Financing cash flows	(1,823)	1	4,988	4

Increase/(decrease) in cash and cash equivalents	$2,153	$2,757	$(1,799)	$(1,863)

Liquidity

We consider our available liquidity to be our liquid assets less our liabilities. Liquid assets consist of cash and cash equivalents, current receivables, and investments. Cash and cash equivalents include cash on hand and non-interest-bearing and interest-bearing deposits with financial institutions. Accounts receivable primarily represents advisory fees we earn from the WisdomTree ETFs which is collected by the fifth business day of the month following the month earned. Investments represent debt instruments of U.S. government and agency securities. Our liabilities consist primarily of payments owed to vendors and third parties in the normal course of business as well as accrued year end incentive compensation for employees.

Cash and cash equivalents increased $2.2 million in the six months ended June 30, 2011 primarily due to $3.7 million of cash flows generated by our operating activities as a result of higher revenues from higher assets under management partly offset by $1.8 million of cash flows used to repurchase our common stock.

Cash and cash equivalents increased $1.1 million in the six months ended June 30, 2010 primarily due to $1.6 million of proceeds from net redemptions of our investments.

Cash and cash equivalents increased $2.8 million in 2010 primarily due to $2.1 million of cash flows generated by our operating activities due to higher revenues from higher assets under management as well as proceeds from net redemptions of our investments.

Cash and cash equivalents decreased $1.8 million in 2009 primarily due to $15.0 million of cash used to fund our operations as a result of losses we incurred during the year. We received $5.0 million in financing during 2009 from investors in a private placement of our common stock in order to increase our liquidity. We also received proceeds from net redemptions of our investments.

Cash and cash equivalents decreased $1.9 million in 2008 primarily due to $15.6 million of cash used to fund our operations as a result of losses we incurred during the year. We also received proceeds from net redemptions of our investments.

Capital Resources

Currently, our principal source of financing is our operating cash flow, though historically, our principal source of financing was through the private placement of our common stock. We believe that current cash flows generated by our operating activities and the net proceeds raised through this offering should be sufficient for us to fund our operations for at least the next 12 months. The table below reflects the capital contributions we have received from our private placements:

($ in millions)
November 2004	$9.0
July 2005	7.5
December 2006	56.5
October 2009	5.0

Total	$78.0

Use of Capital

Our business does not require us to maintain a significant cash position. We expect that our main uses of cash will be to fund the ongoing operations of our business, invest in strategic growth initiatives, re-acquire shares of our common stock issued to our employees as incentive compensation as discussed below or expand our business through strategic acquisitions.

During the first six months of 2011, we repurchased approximately 345,000 shares from our employees at then current market prices at a cost of $1.8 million in connection with vesting of restricted stock. The amount repurchased represented the estimated tax liability the employees owed to the various taxing authorities related to the income they earned from vested shares. We expect to continue purchasing shares for similar reasons for the remainder of 2011.

Contractual Obligations

The following table summarizes our future cash payments associated with contractual obligations as of June 30, 2011.

		Payments Due by Period
		(in thousands)
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease	$3,239	$670	$2,495	$74	—

Off-Balance Sheet Arrangements

Other than operating leases, which are included in the table above, we do not have any off-balance sheet financing or other arrangements. We have neither created nor are party to any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.

Business Transactions

Joint Venture with Mellon Capital Management Corporation and The Dreyfus Corporation

In 2008, we entered into a mutual participation agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which we agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, we contribute our expertise in operating the ETFs, sales, marketing and research, and Mellon Capital and Dreyfus contributed sub-advisory, fund administration and accounting services for these collaborated ETFs. All third-party costs and profits and losses are shared equally. This agreement expires in March 2013. As of September 30, 2011, approximately $2.3 billion of our AUM is related to this agreement. If this agreement were to expire, we would be required to contract separately with Mellon Capital and Dreyfus, or pay another third party to provide for these services. Although we would then have to pay for these services, we would not have to share any profits or losses related to these ETFs. At this time, we have no information whether this agreement will expire or be renewed.

Treasury Equity, LLC

In 2007, we acquired the rights to an application pending with the SEC for exemptive relief to operate currency funds from Treasury Equity, LLC, a private company. Following this purchase we continued to pursue the application for the exemptive relief and ultimately it formed the basis for our regulatory ability to operate currency ETFs. In exchange, we issued approximately 1.2 million shares of common stock valued at approximately $2.3 million during 2008 and 2009. In addition, until March 2017, we will pay Treasury Equity, LLC a quarterly fee which is calculated as the lesser of 0.03% of the average daily assets under management for our currency ETFs or 10% of revenues we earn from our currency ETFs. We have paid in total $0.1 million in trailer fees as of June 30, 2011.

Critical Accounting Policies

Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at grant date and is recognized over the relevant service period. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, the rate of dividends that we may pay during that time and an appropriate risk-free interest rate. Many of these assumptions require management’s judgment. If actual experience differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially affected.

Income and Deferred Taxes

We recognize an asset or liability for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets are recovered or liabilities are settled. A valuation allowance is recorded to reduce the carrying values of deferred tax assets and liabilities to the amount that is more likely than not to be realized. As of June 30, 2011, we have net operating loss carry forwards and we have recognized a deferred tax asset for such carry forwards. Given the significant losses we have incurred since we began our operations, a valuation allowance has been recorded for the full amount of the deferred tax asset.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)”. ASU No. 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU No. 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU No. 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. At this time, management is evaluating the implications of ASU No. 2011-04 and its impact on the Company’s financial statements.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, our financial results are subject to market risk. Market risk to us generally represents the risk of changes in the value of financial instruments held in the portfolios of the WisdomTree ETFs that generally results from fluctuations in equity prices, foreign currency exchange rates against the U.S. dollar, and interest rates. Nearly all (in excess of 90%) of our revenue—for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2011, respectively—is derived from advisory agreements for the WisdomTree ETFs. Under these agreements, the advisory fee we receive is based on the market value of the assets in the WisdomTree ETF portfolios we manage.

Fluctuations in the value of these securities are common and are generated by numerous factors such as market volatility, the overall economy, inflation, changes in investor strategies, availability of alternative investment vehicles, government regulations and others. Accordingly changes in any one or a combination of these factors may reduce the value of investment securities and, in turn, the underlying assets under management on which our revenues are earned. These declines may cause investors to withdraw funds from our ETFs in favor of investments that they perceive as offering greater opportunity or lower risk, thereby compounding the impact on our revenues. Beginning in the second half of 2008 and into 2009, global equity markets experienced unprecedented volatility which caused significant declines in our assets under management and revenues during the quarters in that time period. Challenging and volatile market conditions might continue to be present in the foreseeable future.

In order to maximize yields, we invest our corporate cash in short-term interest earning assets, primarily money market instruments at a commercial bank and U.S. government and agency debt instruments which totaled $9.3 million, $8.6 million and $8.2 million as of December 31, 2009, 2010 and as of June 30, 2011, respectively. We do not anticipate that changes in interest rates will have a material impact on our financial condition, operating results or cash flows.

CORPORATE AND FUND STRUCTURE

WisdomTree Investments, Inc. is a New York-based exchange traded fund sponsor and asset manager. Through its operating subsidiary, WisdomTree Investments, Inc. provides investment advisory and other management services to the WisdomTree Trust, or WTT, and the WisdomTree ETFs. WisdomTree Investments, Inc. also licenses its indexes to third parties and promotes the use of WisdomTree ETFs in 401(k) plans. WisdomTree Asset Management, Inc., or WTAM, which is a wholly owned subsidiary of WisdomTree Investments, Inc. formed in February 2005, is an investment advisor registered with the SEC. WTAM provides investment advisory and other management services to WTT and the WisdomTree ETFs. In exchange for providing these services, the Company receives advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

The following diagram depicts our corporate and fund structure:

The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust is a Delaware statutory trust registered with the SEC as an open-end management investment company. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of Directors of our company, WisdomTree Investments, Inc. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF stockholders. We have licensed the use of our own fundamentally-weighted indexes for ETFs on an exclusive basis to the WisdomTree Trust for the WisdomTree ETFs.

Like most ETFs, the day-to-day business of the Trust is generally performed by third-party service providers, such as the adviser, sub-adviser, distributor and administrator, although the Trustees are responsible for overseeing the Trust’s service providers. The Trustees have approved us to serve as the investment adviser to the WisdomTree Trust as well as to provide general management and administration of WisdomTree Trust and each of its ETFs. In turn, we have contracted with other third-party service providers for some of these services. In addition, Jonathan Steinberg, our Chief Executive Officer, serves as a Trustee and President of the WisdomTree Trust and Amit Muni, our Chief Financial Officer, serves as Treasurer of the Trust.

Our investment management agreement with the WisdomTree Trust and WisdomTree ETFs must be renewed and specifically approved at least annually by a majority vote of the Independent Trustees. The advisory agreements are subject to initial review and approval. After the initial two-year term of the agreement for each ETF, the continuation of such agreement must be reviewed and approved by a majority of the Independent Trustees at least annually. In determining whether to approve the agreements, the Independent Trustees consider factors such as (i) the nature and quality of the services provided by us, (ii) the fees charged by us and the costs and profits realized by us in connection with such services, as well as any ancillary or “fallout” benefits from such services, (iii) the extent to which economies of scale are shared with the WisdomTree ETFs, and (iv) the level of fees paid by other similar funds.

BUSINESS

Our Company

We are the only publicly-traded asset management company that focuses exclusively on ETFs. We are the eighth largest ETF sponsor in the United States with AUM of approximately $11.2 billion as of September 30, 2011. Our family of ETFs includes both fundamentally weighted funds that track our own indexes, and actively managed funds. We distribute our ETFs through all major channels within the asset management industry, including brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers.

We focus on creating innovative and thoughtful ETFs for investors. We believe that our differentiated approach, employing a distinctive investment methodology, delivers better risk adjusted returns over the long term. Our index-based funds employ a fundamental weighting investment methodology, which weights securities on the basis of factors such as dividends or earnings, whereas most other ETF indexes use a capitalization weighted methodology. Using our approach, 82% of the $8.3 billion invested in our 34 equity ETFs were in funds that, since their respective inceptions through September 30, 2011, outperformed their competitive market capitalization-weighted benchmarks. Similarly, 25 of our 34 equity ETFs have outperformed their competitive capitalization-weighted benchmarks over the same period. In addition, we are one of a small number of ETF sponsors that have received the necessary exemptive relief from the SEC to offer actively managed ETFs, which are ETFs that are not based on a particular index but rather are actively managed with complete transparency into the ETF’s portfolio on a daily basis. Our exemptive relief enables us to use our own indexes for certain of our ETFs, actively manage other ETFs and incorporate the use of derivatives in certain products, thereby allowing us to develop certain ETFs not yet offered by other sponsors. For example, we are the only ETF sponsor that has launched a managed futures strategy fund.

Despite a challenging economic environment, our AUM increased by $1.3 billion, or 13%, from the beginning of this year to $11.2 billion at September 30, 2011. Net inflows into our ETFs reached $3.1 billion for the first nine months of 2011, nearly equal to the total amount of net inflows we had for the full year of 2010. Our market share of the ETF industry net inflows in the first nine months of 2011 reached 3.9% compared to 2.6% in the first nine months of 2010. As a result of strong net inflows and growth in our AUM, our revenues increased 72.9% to $31.2 million in the first half of 2011, while our corresponding expenses increased 29.3% over the same period. We recorded net income of $0.8 million in the first half of 2011 compared to a net loss of $5.5 million in the comparable period in 2010.

The following charts show our AUM as of the dates indicated and the net inflows of our ETFs for the periods indicated:

The following charts show the asset mix and distribution of our ETFs as of September 30, 2011:

Our Industry

An ETF is an investment fund that holds assets such as equities, bonds, currencies or commodities and generally trades at approximately the same price as the net asset value of its underlying components over the course of the trading day. ETFs offer exposure to a wide variety of asset classes and investment themes, including domestic, international and global equities, fixed income securities, as well as securities in specific industries and countries. There are also ETFs that track certain specific investments, such as commodities, real estate or currencies.

We believe ETFs have been one of the most innovative, revolutionary and disruptive technologies to emerge in the last two decades in the asset management industry. As of September 30, 2011, there were approximately 1,100 ETFs in the United States with an aggregate AUM over $1 trillion. McKinsey & Company projects the global aggregate AUM of ETFs could grow by $1.5 trillion by 2015. The chart below reflects the AUM of the ETF industry in the United States since 2001:

U.S. ETF Industry AUM

(in billions)

Source: Investment Company Institute, Bloomberg, WisdomTree.

As of September 30, 2011, we were the eighth largest ETF sponsor in the United States by AUM:

		Total
		(in billions)
1	iShares	$407.4
2	StateStreet	$239.5
3	Vanguard	$151.7
4	PowerShares	$38.9
5	ProShares	$26.1
6	Van Eck	$21.4
7	Deutsche Bank	$12.4
8	WisdomTree	$11.2
9	Rydex	$7.4
10	Direxion	$6.7

	Top Ten Total	$922.7

	Other ETF Sponsors	$32.4

	Total US ETF Industry AUM	$955.1

Source: Bloomberg, WisdomTree

According to Morningstar, Inc., ETFs were initially marketed mostly to institutional investors, but today, institutional investors account for only about half of the assets held in ETFs. ETFs have become more popular among a broad range of investors as they have come to realize their benefits and use them for a variety of purposes and strategies, including low cost index investing and asset allocation, access to specific asset classes, protective hedging, income generation, exploitation of arbitrage opportunities, and diversification strategies.

While ETFs are similar to mutual funds in many respects, they have some important differences as well:

•	Transparency. ETFs disclose the composition of their underlying portfolios on a daily basis, unlike mutual funds which typically disclose their holdings only every 90 days.

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Intraday trading, hedging strategies and complex orders. Like stocks, ETFs can be bought and sold on exchanges throughout the trading day at market prices. ETFs update the indicative values of their underlying portfolios every 15 seconds. As publicly-traded securities, ETF shares can be purchased on margin and sold short, enabling the use of hedging strategies, and traded using stop orders and limit orders, which allow investors to specify the price points at which they are willing to trade.

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Tax efficiency. In the United States, whenever a mutual fund or ETF realizes a capital gain that is not balanced by a realized loss, it must distribute the capital gain to its shareholders. These gains are taxable to all shareholders, even those who reinvest the gain distributions in additional shares of the fund. However, most ETFs typically redeem their shares through “in-kind” redemptions in which low-cost securities are transferred out of the ETF in exchange for fund shares in a non-taxable transaction. As a practical matter, mutual funds cannot use this process. By using this process, ETFs avoid the transaction fees and tax impact incurred by mutual funds that sell securities to generate cash to pay out redemptions.

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Uniform pricing. From a cost perspective, ETFs are one of the most equitable investment products on the market. Investors, regardless of their size, structure or sophistication, pay identical advisory fees. Unlike mutual funds, there are not different share classes or different expense structures for retail and institutional clients and ETFs are not sold with sales loads or 12b-1 fees. In many cases, ETFs offer lower expense ratios than comparable mutual funds.

ETFs are used in various ways by a range of investors, from conservative to speculative uses including:

•	Low cost index investing. Because of their low cost, ETFs are used by investors seeking to track a variety of indexes encompassing equities, commodities or fixed income over the short and long term.

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Improved access to specific asset classes. Investors often use ETFs to gain access to specific market sectors or regions around the world by using an ETF that holds a portfolio of securities in that region or segment rather than buying individual securities.

•	Protective hedging. Investors seeking to protect their portfolios may use ETFs as a hedge against unexpected declines in prices.

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Income generation. Investors seeking to obtain income from their portfolios may buy dividend-paying ETFs, which encompass a basket of dividend-paying stocks rather than buying individual stocks or a fixed income ETF that typically distributes monthly income.

•	Speculative investing. Investors with a specific directional opinion about a market sector may choose to buy or sell (long or short) an ETF covering or leveraging that market sector.

•	Arbitrage. Sophisticated investors may use ETFs in order to exploit perceived value differences between the ETF and the value of the ETF’s underlying portfolio of securities.

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Asset allocation. Investors seeking to invest in various asset classes to develop an asset allocation model in a cost-effective manner can do so easily with ETFs, which offer broad exposure to various asset classes in a single security.

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Diversification. By definition, ETFs represent a basket of securities and each fund may contain hundreds or even thousands of different individual securities. The “instant diversification” of ETFs provides investors with broad exposure to an asset class, market sector or geography.

ETFs are one of the fastest growing sectors of the asset management industry, having expanded at a compound annual growth rate of 31.2% from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010. According to the Investment Company Institute, ETF AUM increased from 4.2% of total ETF and long-term mutual fund AUM in 2005 to 10% in 2010, while ETF inflows have increased from 23% of total ETF and long-term mutual fund inflows in 2005 to 34% in 2010. We expect this trend to continue. For example, during the recent market downturn in 2008, while traditional long-term mutual funds experienced outflows of $225 billion, ETFs experienced inflows of $177 billion.

We believe our growth, and the growth of the ETF industry in general, will be accelerated by the following factors:

•	Education and greater investor awareness. Over the last several years, ETFs have been taking a greater share of inflows and AUM from mutual funds.

We believe as a result of the recent market downturns, investors have become more aware of some of the deficiencies of their mutual fund and other financial products. In particular, we believe investors are beginning to focus on important characteristics of their traditional investments—namely transparency, tradability, liquidity and fees. Their attention and education focused on these important investment characteristics may be one of the drivers of the shift in inflows from traditional mutual funds to ETFs. We believe as investors become more aware and educated about ETFs and their benefits, ETFs will continue to take market share from traditional mutual funds and other financial products or structures such as hedge funds, separate accounts and single stocks.

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Move to fee-based models. Over the last several years, many financial advisors have changed the revenue model that they charge clients from one that is “transaction-based,” that is, based on commissions for trades or receiving sales loads, to a “fee-based” approach, where an overall fee is charged based on the value of AUM. This fee-based approach lends itself to the advisor selecting no-load, lower-fee financial products, and in our opinion, better aligns the advisor with the interests of their client. Since ETFs generally charge lower fees than mutual funds, we believe this model shift will benefit the ETF industry. As major brokerage firms and asset managers encourage their advisors to move towards fee-based models, we believe overall usage of ETFs will likely increase.

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Innovative product offerings. Historically, ETFs tracked traditional equity indexes, but the volume of ETF growth has led to significant innovation and product development. As demand increased, the number of ETFs has also increased and today, ETFs are available for virtually every asset class including commodities, fixed income, alternative strategies, leveraged/inverse, real estate and currencies. We believe, though, that there remains substantial areas for ETF sponsors to continue to innovate, including alternative-based strategies, hard and soft commodities, and actively-managed strategies. We believe the further expansion of ETFs will fuel further growth and investments from investors who typically access these products through hedge funds, separate accounts, stock investments or the futures and commodity markets.

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New distribution channels. Discount brokers, including TD Ameritrade, Schwab and Fidelity, now offer free trading and promotion of select ETFs. We believe the promotion of ETF trading by discount brokers and their marketing of ETFs to a wider retail channel will contribute to the future growth of ETFs.

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Changing demographics. As the “baby boomer” generation continues to mature and retire, we expect that there will be a greater demand for a broad range of investment solutions, with a particular emphasis on income generation and principal protection, and that more of these investors will seek advice from professional financial advisors. We believe these financial advisors will migrate more of their clients’ portfolios to ETFs due to their lower fees, better fit within fee-based models, and their ability to (i) provide access to more diverse market sectors, (ii) improve multi-asset class allocation, and (iii) be used for different investment strategies, including income generation. Overall, we believe ETFs are well-suited to meet the needs of this large and important group of investors.

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Expansion into 401(k) retirement plans. Historically, 401(k) plans were almost exclusively comprised of mutual funds. However, we believe ETFs are particularly well-suited to 401(k) retirement plans and that these plans present a large and growing opportunity for our industry. ETFs are easy-to-implement, fully transparent investment vehicles covering the full range of asset allocation categories, and are available at significantly lower costs than most traditional mutual funds. In addition, regulatory reform laws are anticipated to go into effect in the future that will require 401(k) retirement plan sponsors to disclose all fees associated with their plans. We believe that as investors become aware of fees associated with using mutual funds in traditional 401(k) retirement plans, they will replace their mutual funds with ETFs because of their lower fees.

Our Competitive Strengths

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Well-positioned in large and growing markets. We believe that ETFs are well-positioned to grow significantly faster than the asset management industry as a whole, making our concentration in ETFs a significant advantage versus other traditional asset management firms. In the first nine months of 2011, our AUM grew at a faster rate than any of the other top 10 ETF sponsors. We have markedly increased our share of ETF industry net flows from 0.5% in 2008 to 3.9% in the nine months ended September 30, 2011. Within the ETF industry, being a first mover, or one of the first providers of ETFs in a particular asset class, can be a significant advantage. We believe that our early leadership in a number of asset classes, including small cap emerging markets equities, international local currency denominated fixed income, and managed futures positions us well to maintain a leadership position.

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Strong performance through a differentiated approach. We create our own indexes, rebalanced annually, that weight companies in our equity ETFs by a measure of fundamental value. In contrast, traditional indexes are market capitalization weighted and tend to track the momentum of the market. Using our approach, 82% of the $8.3 billion invested in our 34 equity ETFs were in funds that, since their respective inceptions through September 30, 2011, outperformed their competitive market capitalization-weighted benchmarks. Similarly, 25 of our 34 equity ETFs have outperformed their competitive capitalization-weighted benchmarks over the same period. We believe our approach differentiates us from our competitors and will allow us to take a greater share of the expected growth in the ETF market.

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Diversified product set, powered by innovation. We have a broad and diverse product set. Our products span a variety of traditional and high growth asset classes, including international and U.S. equities, currencies, international fixed income, alternatives, and emerging markets, and include both passive and actively managed funds. Our product development and research teams work closely to identify potential new ETFs for the marketplace. Because we have the regulatory exemptive relief that enables us to use our own indexes in our ETFs, we have the ability to create certain indexes and related ETFs more rapidly than our competitors who must license indexes from third party index providers. Our exemptive relief also enables us to offer actively manage funds and incorporate the use of derivatives. Our innovations include launching the industry’s first emerging markets small cap equity ETF and the first actively managed currency ETFs. We believe that our expertise in product development combined with our regulatory exemptive relief provides a strategic advantage, enabling us to launch innovative ETFs that others may not be able to launch as quickly.

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Extensive marketing, research and sales efforts. Since 2006, we have invested significant resources to establish the WisdomTree brand through targeted television, print and online advertising, as well as public relations efforts using our investors, Michael Steinhardt and Professor Jeremy Siegel. The majority of our employees are dedicated to marketing, research and sales. Our sales professionals are the primary points of contact for financial advisors who use our ETFs. Their efforts are enhanced through value-added services provided by our research and marketing efforts. We have strong relationships with financial advisors at leading national brokerage firms, registered investment advisors and high net worth advisors. We believe the recent growth we have experienced by strategically aligning these advisor relationships and marketing campaigns with targeted research and sales initiatives differentiates us from our competitors and contributes to our strong inflows.

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Efficient business model with low risk profile. We have invested heavily in the internal development of our core competencies with respect to product development, marketing, research and sales of ETFs. We outsource to third parties those services that are not our core competencies or may be resource or risk intensive, such as the portfolio management responsibilities and fund accounting operations of our ETFs. In addition, since we create our own indexes, we do not incur licensing costs and can therefore be more competitive in terms of the fees we charge for our index-based ETFs. We have already made substantial investments in our core competencies, and we expect to be able to leverage these existing capabilities across our business, positioning us to maintain both growth and profitability.

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Strong, seasoned and creative management team. We have built a strong and dedicated senior leadership team. Most of our leadership team has significant ETF or financial services industry experience in fund operations, regulatory and compliance oversight, product development and management or marketing and communications. We believe our team, by developing an ETF sponsor from the ground up despite significant competitive, regulatory and operational barriers, has demonstrated an ability to innovate as well as recognize and respond to market opportunities and effectively execute our strategy.

Our Growth Strategies

Our goal is to be among the top five U.S. sponsors in the ETF industry, where scale is a competitive advantage. We believe our continued execution will enable us to increase trading volumes and build longer performance track records, which should allow us to attract additional investors and, in turn, further grow our AUM. We will seek to increase our market share and build additional scale by continuing to implement the following growth strategies:

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Increase penetration within existing distribution channels. We believe there is an opportunity to increase our market share by further penetrating existing distribution channels and by cross-selling additional WisdomTree ETFs. In order to achieve these objectives, we intend to continue our strategy of targeted advertising and direct marketing, coupled with our research-focused sales support initiatives, to enhance product awareness and increase our market share of ETF net inflows.

We have increased our share of ETF industry net inflows from 0.5% in 2008 to 3.9% in the nine months ended September 30, 2011, and we are focused on continuing this trend.

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Launch innovative new products that diversify our product offerings and revenues. We believe our track record has shown that we can create and sell innovative ETFs that meet market demand. We believe that continued launches of new products will strengthen our business by allowing us to realize additional inflows, maintain and grow our AUM and generate revenues across different market cycles as particular investment strategies move in and out of favor.

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Expand internationally. To date, our sales and marketing has been principally focused on the domestic U.S. market. However, since April 2010, ten of our ETFs have been cross-listed in the special international section on the Mexican stock exchange, Bolsa Mexicana De Valores, where certain institutional investors trade foreign securities in Mexico. As ETFs are increasingly traded globally we believe that international expansion of our marketing, communication and sales strategies will provide significant new growth avenues. We are currently developing a plan for further international expansion, which includes establishing an international fund company to capitalize on growth opportunities outside of the United States.

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Selectively pursue acquisitions or partnerships. We may pursue acquisitions or enter into partnerships or other commercial arrangements that will enable us to strengthen our current business, expand and diversify our product offering, increase our AUM or enter into new markets. We believe entering into partnerships or pursuing acquisitions is a cost-effective means of growing our business and AUM. For example, in 2007, we purchased certain assets and intellectual property from Treasury Equity, LLC which formed the basis for our currency ETFs. In addition, in 2008, we entered into a joint venture with Mellon Capital Management Corporation and The Dreyfus Corporation with respect to our currency and fixed income ETFs, which enabled us to bring these ETFs to market faster than would otherwise have been possible.

Regulatory Framework of the ETF Industry

Not all exchange traded products, or ETPs, are ETFs. ETFs are a distinct type of security with features that are different than other ETPs. ETFs are open-end investment companies or unit investment trusts regulated by the Investment Company Act of 1940, as amended. This regulatory structure is designed to provide investor protection within a pooled investment product. For example, the Investment Company Act of 1940 requires that at least 40% of the Trustees for each ETF may not be affiliated with the fund’s investment manager (“Independent Trustees”). If the ETF seeks to rely on certain rules under the Investment Company Act of 1940, a majority of the Trustees for that ETF must be Independent Trustees. In addition, as discussed below, ETF’s have received orders from the staff of the SEC which exempt them from certain provisions of the Investment Company Act of 1940; however, ETFs generally operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs. ETPs can take a number of forms, including exchange traded notes, grantor trusts or limited partnerships. A key differentiating factor between exchange traded funds, grantor trust and limited partnerships from exchange traded notes is that the former holds assets underlying the ETP. Exchange traded notes on the other hand are backed by debt instruments issued by the exchange traded note sponsor. Because of this differentiation, exchange traded funds, grantor trust and limited partnerships are generally referred together as exchange traded funds even though there are technical differences. Also, each of these structures has implications for taxes, liquidity, tracking error and credit risk.

Because ETFs do not fit into the regulatory provisions governing mutual funds, ETF sponsors need to apply to the Securities and Exchange Commission, or SEC, for “exemptive relief” from certain provisions of the Investment Company Act in order to operate ETFs. This exemptive relief allows the ETF sponsor to bring products to market for the specific products or structures they have applied for. Applying for exemptive relief can be costly and take several months to several years depending on the type of exemptive relief sought.

Our Products

Today, we offer a comprehensive family of 47 ETFs, which includes 34 international and domestic equity ETFs, nine currency income ETFs, two recently launched international fixed income ETFs and two recently launched alternative strategy ETFs. Currently, 46 of our ETFs are listed on NYSE Arca, a listing venue of NYSE Euronext, and one of our ETFs is listed on the NASDAQ Stock Market. Since April 2010, ten of our ETFs have also been cross-listed in the special international section on the Mexican stock exchange, Bolsa Mexicana De Valores, where certain institutional investors trade foreign securities in Mexico.

The type and AUM for each of our ETFs are listed below as of September 30, 2011:

	Number of Funds	Type	AUM
			(in millions)
Equity ETFs:
U.S. Equity ETFs	12	Index based	$2,523
Emerging Markets Equity ETFs	4	Index based	3,230
International Developed Equity ETFs	14	Index based	2,300
International Sector Equity ETFs	4	Index based	202
Currency ETFs	9	Actively Managed	1,194
International Fixed Income ETFs	2	Actively Managed	1,492
Alternative Strategy ETFs	2	Actively Managed	243

Total	47		$11,184

Equity ETFs

We offer equity ETFs covering the U.S. and international developed and emerging markets. These ETFs offer access to the securities of large, mid and small-cap companies, companies located in the United States, developed markets and emerging markets, as well as companies in particular market sectors, including basic materials, energy, utilities and real estate. Our equity ETFs track our own fundamentally weighted indexes, as opposed to market capitalization weighted indexes, which assign more weight to stocks with the highest market capitalizations. These fundamentally weighted indexes focus on securities of companies that pay regular cash dividends or on securities of companies that have generated positive cumulative earnings over a certain period. We believe these factors, rather than market capitalization alone, can provide investors with better risk-adjusted returns over the long term.

Currency ETFs

We launched the industry’s first currency ETFs in May 2008 using an actively managed strategy. We offer currency ETFs that provide investors with exposure to developed and emerging market currencies, including the Chinese Yuan, the Brazilian Real and the Japanese Yen. Currency ETFs invest in U.S. money market securities, forward currency contracts and swaps and seek to achieve the total returns reflective of both money market rates in selected countries available to foreign investors and changes to the value of these currencies relative to the U.S. dollar.

International Fixed Income ETFs

In August 2010, we launched an ETF that invests predominantly in a broad range of local debt denominated in the currencies of emerging market countries and in March 2011, we launched an ETF that invests in local debt denominated in the currencies of Asia Pacific ex-Japan countries. We intend to launch additional fixed income bond funds and broaden our product offerings in this category.

Alternative Strategy ETFs

In January 2011, we launched the industry’s first managed futures strategy ETF. This fund seeks to achieve positive returns in rising or falling markets that are not directly correlated to broad market equity or fixed income returns. In July 2011, we launched a global real return ETF. This fund seeks total returns (capital appreciation plus income) that exceed the rate of inflation over long-term investment horizons. This fund combines domestic and global inflation-linked bonds with disciplined commodity strategies and gold exposure. We also intend to explore additional alternative strategy products in the future.

Index Based ETFs

Our equity ETFs seek to track our own fundamentally weighted indexes. Most of today’s ETFs track market capitalization weighted indexes and most of these indexes are licensed from third parties by ETF sponsors. Market capitalization weighted ETFs assign more weight to stocks with the highest market capitalizations, which is a function of stock price. We believe this means that if a stock is overvalued, market capitalization weighted funds will give the overvalued stock greater weight as its price and market capitalization increase. The opposite is true if a stock is undervalued, as market capitalization weighted funds will give it less weight. Without a way to rebalance away from these stocks, we believe market capitalization weighted funds essentially hold more of a company’s stock as its price is going up and less as the price of the company’s stock is going down. In other words, we believe these funds buy high and sell low. Market history includes many points in time when stocks were overvalued, for example, the technology and dot-com bubble of the late 1990s. We believe this structural flaw can expose investors to potentially higher risks and lower returns.

To address the structural flaw of market capitalization-weighting, we developed fundamentally weighted indexes that weight companies by a measure of fundamental value instead of market capitalization using a rules-based methodology. After researching fundamental indicators of value, we believe the most effective metrics are cash dividends or earnings. Our research indicated that weighting by cash dividends or earnings provided investors with better risk adjusted returns than market capitalization weighted indexes. The rules-based methodology that we created weights companies in our index based on either dividends or earnings in order to magnify the effect that dividends or earnings play on the total return of the index. For example, under our rules-based methodology, we weight each company based on their projected cash dividends to be paid over the coming year over the sum of the projected cash dividends to be paid by all companies or we weight each company based on their previous annual earnings over the sum of the earnings by all companies in the index. Our funds are rebalanced annually and designed to reset back to an indicator of fundamental value—either cash dividends paid or earnings generated. All of our index based equity ETFs are based on this approach. We believe this fundamentally weighted approach offers better returns than comparable ETFs or mutual funds tracking market capitalization weighted indexes over the long-term.

We benchmark our fundamentally weighted indexes against traditional market capitalization-weighted indexes designed to track similar companies, sectors, regions or exposure. As of September 30, 2011, 82% of the $8.3 billion invested in our 34 equity ETFs on September 30, 2011 were in funds that, since their respective inceptions, outperformed their competitive market capitalization-weighted benchmarks through that date. In terms of our funds, 25 of our 34 equity ETFs outperformed their competitive capitalization-weighted benchmarks since their respective inception through September 30, 2011. We believe this outperformance has been achieved primarily due to the weighting and selection of companies in our fundamentally weighted indexes using our rules-based methodology, rather than market capitalization-weighted indexes.

Actively Managed ETFs

In 2008, we obtained regulatory approval to launch actively managed ETFs, which are ETFs that are not based on an index but rather are actively managed with complete transparency of the ETF’s portfolio on a daily basis. Currently, we are one of several ETF sponsors that have already received the necessary exemptive relief from the SEC to launch actively managed ETFs. This has enabled us to develop products not yet offered by other ETF sponsors. Our actively managed ETFs also include our currency ETFs and international fixed income ETFs.

The securities purchased and sold by our ETFs include U.S. and foreign equities, forward currency contracts and U.S. and foreign debt instruments. In addition, we enter into derivative transactions, in particular U.S. listed futures contracts, non-deliverable currency forward contracts, and total return swap agreements in order to gain exposure to commodities, foreign currencies, and interest rates. The exchanges these securities trade on include all the major exchanges worldwide.

Sales, Marketing and Research

We distribute our ETFs through all major channels within the asset management industry, including brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers. We do not target our ETFs for sale directly to the retail segment but rather to the financial advisor who acts as the intermediary between the end-client and us. We do not pay commissions nor do we offer 12b-1 fees to financial advisors to use or recommend the use of our ETFs.

We have developed an extensive network and relationships with financial advisors and we believe our ETFs and related research are well structured to meet their needs and those of their clients. Our sales professionals act in a consultative role to provide the financial advisor with value-added services. We seek to consistently grow our network of financial advisors and we opportunistically seek to introduce new products that best deliver our investment strategies to investors through these distribution channels. We have our own team of 31 sales professionals located in the United States as of September 30, 2011.

In 2010, we entered into agreements with Advisors Asset Management, Inc. and Compass Group Holdings S.A. to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America, respectively. These arrangements expand our distribution capabilities to channels that we believe would otherwise be difficult to access in a cost-effective manner. Under these agreements, we pay these marketing agents a percentage of our advisory fee revenue based on incremental growth in assets under management in the respective sales channel. Since inception, we have incurred in total approximately $0.3 million in expenses as of June 30, 2011 related to these marketing arrangements. We do not expect this expense to be material in any fiscal period.

Our marketing effort is focused on three objectives: (1) generating new clients and inflows to our ETFs; (2) retaining existing clients, with a focus on cross-selling additional WisdomTree ETFs; and (3) building brand awareness. We pursue these objectives through a multi-faceted marketing strategy targeted at financial advisors within the asset management industry. We utilize the following strategies:

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Targeted advertising. We create highly targeted multi-media advertising campaigns limited to established core financial media. For example, our television advertising runs exclusively on the cable networks, CNBC and Bloomberg Television; online advertising runs on ETF-specific web sites, such as www.seekingalpha.com and www.etfdatabase.com; and print advertising runs in core financial publications, including Barron’s and Institutional Investor.

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Media relations. We have a full time public relations manager who has established relationships with the major financial media outlets including: the Wall Street Journal, Barron’s, the Financial Times, Bloomberg, Reuters and USA Today. We utilize these relationships to help create awareness of the WisdomTree ETFs and the ETF industry in general. Key members of management, including our CEO, Jonathan Steinberg, our Chief Investment Strategist, Luciano Siracusano, our President and Chief Operating Officer, Bruce Lavine, and our Director of Research, Jeremy Schwartz, are frequent market commentators and conference panelists.

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Direct marketing. We have a database of financial advisors to which we regularly market through targeted and segmented communications, such as on-demand research presentations, ETF-specific or educational events and presentations, quarterly newsletters and market commentary from our senior investment strategy advisor, Professor Jeremy Siegel.

•	Sales support. We create comprehensive marketing materials to support our sales process including whitepapers, research reports, investment ideas and performance data for all WisdomTree ETFs.

We will continue to evolve our marketing and communication efforts in response to changes in the ETF industry, market conditions and marketing trends.

Our research team has three core functions: index development and oversight, investment research and sales support. In its index development role, the research group is responsible for creating the investment methodologies and overseeing the maintenance of our indexes that WisdomTree’s equity ETFs are designed to track. The team also provides a variety of investment research around these indexes and market segments. Our research is typically academic-type research to support our products, including white papers on the strategies underlying our indexes and ETFs, investment insight on current market trends, and types of investment strategies that drive long-term performance. We distribute our research through our sales professionals, online through our website, targeted emails to financial advisors, or through financial media outlets, including interviews on CNBC. On some occasions our research has been included in “op-ed” letters appearing in the Wall Street Journal. Finally, the research team supports our sales professionals in meetings as market experts and through custom reports. In addition, we often consult with our senior investment strategy advisor, Professor Jeremy Siegel, on product development ideas.

Competition

The asset management industry is highly competitive and we face substantial competition in virtually all aspects of our business. Factors affecting our business include fees for our products, investment performance, brand recognition, business reputation, quality of service and the continuity of our financial advisor relationships. We compete directly with other ETF sponsors and mutual fund companies and indirectly against other investment management firms, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. The vast majority of the firms we compete with are subsidiaries of large diversified financial companies and many others are much larger in terms of AUM, years in operations and revenues and, accordingly, have much larger sales organizations and budgets. In addition, these larger competitors may attract business through means that are not available to us, including retail bank offices, investment banking, insurance agencies and broker-dealers.

Recently, our competitors, Vanguard, Charles Schwab, iShares and FocusShares (through Scottrade Inc.), became engaged in significant price competition by lowering fees charged for ETFs offering similar investment strategies and waiving trading commissions. These ETFs are broad based market capitalization-weighted equity ETFs or, with respect to iShares, related to gold. We do compete against these firms for similar related equity strategies; however, as described above, our indexes are fundamentally weighted, not market capitalization-weighted. An index developer has created a series of fundamentally weighted indexes similar to ours which may be licensed by a competitor of ours. Some of our competitors have launched or will be launching fundamentally weighted ETFs of their own. Both the indexer and our competitors are using indexes with different fundamental weighting than our approach. If price competition intensifies or we begin to compete with other ETF sponsors using a fundamentally weighted approach at a lower price than ours, we may be required to reduce the advisory fees we charge in order to compete.

In 2008, the SEC announced a proposal to allow ETFs to form and operate without the need to obtain exemptive relief. This proposed rule has not yet been adopted and we do not know if or when it may be adopted. Removing the time barrier and expense needed to obtain exemptive relief may bring additional competitors into the marketplace.

We believe our ability to successfully compete will be based on our competitive fee structure and our ability to achieve consistently strong investment performance, develop distribution relationships, create new investment products, offer a diverse platform of investment choices and attract and retain talented sales professionals and other employees.

Regulation

The investment management industry is subject to extensive regulation and virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment companies. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of our business and to impose sanctions for failure to comply with these laws and regulations. Further, such laws and regulations may provide the basis for litigation that may also result in significant costs to us.

We are currently subject to the following laws and regulations. The costs of complying with such laws and regulations have increased and will continue to contribute to the costs of doing business:

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The Investment Advisers Act of 1940—The SEC is the federal agency generally responsible for administering the U.S. federal securities laws. Our subsidiary, WTAM, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and, as such, is regulated by the SEC. The Investment Advisers Act requires registered investment advisers to comply with numerous and broad obligations, including, among others, recordkeeping requirements, operational procedures, registration and reporting and disclosure obligations.

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The Investment Company Act of 1940—The WisdomTree ETFs are registered with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). WTAM, as an adviser to a registered investment company, must ensure the ETFs comply with the requirements of the 1940 Act, conditions imposed in the exemptive orders received by the ETFs, and related regulations including, among others, requirements relating to operations, fees charged, sales, accounting, recordkeeping, disclosure and governance.

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Broker-Dealer Regulations—Although we are not registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, as amended, nor are we a member firm of the Financial Industry Regulatory Authority, or FINRA, many of our employees, including all of our salespersons, are licensed with FINRA and are registered as associated persons of the distributor of the WisdomTree ETFs and, as such, are subject to the regulations of FINRA that relate to licensing, continuing education requirements and sales practices. FINRA also regulates the content of our marketing and sales material.

•	Internal Revenue Code—WisdomTree Trust generally has obligations with respect to the qualification of the registered investment company under the Internal Revenue Code.

Because ETFs do not fit into the regulatory provisions governing mutual funds, ETF sponsors need to apply to the SEC for “exemptive relief” from certain provisions of the Investment Company Act in order to operate ETFs. This exemptive relief allows the ETF sponsor to bring products to market for the specific products or structures they have applied for. Applying for exemptive relief can be costly and take several months to several years depending on the type of exemptive relief sought.

Finally, our common stock is traded on the NASDAQ Global Market and we are therefore also subject to their rules including corporate governance listing standards.

Property

Our principal executive office is located at 380 Madison Ave, New York, New York 10017. We occupy approximately 20,000 square feet of office space under a lease that expires in March 2014. We have subleased approximately 6,500 square feet of our office space to a subtenant pursuant to a sublease that expires in January 2012. We believe that the space we lease is sufficient to meet our current and near term needs.

Intellectual Property

We regard our name, WisdomTree, as material to our business and have registered WisdomTree® as a service mark with the U.S. Patent and Trademark Office and in various foreign jurisdictions.

Our index-based equity ETFs are based on our own indexes and we do not license them from, nor do we pay licensing fees to, third parties for these indexes.

We have three patent applications pending with the U.S. Patent and Trademark office that relate to the operation of our ETFs and our index methodology. There is no assurance that patents will be issued from these applications and we do not rely upon future patents for a competitive advantage.

Employees

As of September 30, 2011, we had 64 full-time employees. Of these employees, 31 are engaged in our sales function with the remainder providing managerial, finance, marketing, legal, regulatory compliance, operations and research functions. None of our employees are covered by a collective bargaining agreement and we consider our relations with employees to be good.

Legal Proceedings

As an investment advisor, we may be subject to routine reviews and inspections by the SEC, as well as legal proceedings arising in the ordinary course of business. We are not currently party to any litigation or other legal proceedings that are expected to have a material impact on our business, financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The names, ages and positions of each of our directors and executive officers as of September 30, 2011 are as follows:

Name	Age	Position
Jonathan L. Steinberg	46	Chief Executive Officer and Director
Bruce I. Lavine	45	President, Chief Operating Officer and Director
Amit Muni	42	Executive Vice President—Finance and Chief Financial Officer
Luciano Siracusano, III	46	Executive Vice President—Director of Sales and Chief Investment Strategist
Peter M. Ziemba	53	Executive Vice President—Business and Legal Affairs and Chief Legal Officer
Michael Steinhardt(2)(3)	70	Non-Executive Chairman of the Board
Steven L. Begleiter	49	Director
Anthony Bossone(1)	40	Director
R. Jarrett Lilien(1)(2)(3)	49	Director
James D. Robinson, IV(3)	48	Director
Frank Salerno(1)(2)(4)	52	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

(4)	Lead Independent Director

The following paragraphs provide information, as of the date of this prospectus, about our directors and executive officers. The information presented includes information about each of our directors’ specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director.

Jonathan L. Steinberg founded our company and has served as our Chief Executive Officer since October 1988. He has been a member of our Board of Directors since October 1988, serving as Chairman of the Board of Directors from October 1988 to November 2004. He also served as Editor-in-Chief of Individual Investor and Ticker magazines, two magazines formerly published by our company. Mr. Steinberg, together with Mr. Siracusano, was responsible for the creation and development of our proprietary index methodology. Prior to founding WisdomTree, Mr. Steinberg was employed as an analyst in the Mergers and Acquisitions Department of Bear Stearns & Co. Inc., an investment banking firm, from 1986 to 1988. Mr. Steinberg is the author of Midas Investing, published by Times Books, a division of Random House, Inc. He attended The Wharton School of Business at the University of Pennsylvania. We believe Mr. Steinberg’s qualifications to serve on the Board of Directors include his extensive knowledge of our business, his experience in founding and developing our fundamentally weighted index methodology, as well as his corporate and strategic vision, which provide strategic guidance to the board. As our Chief Executive Officer, Mr. Steinberg provides essential insight and guidance to the board from a management perspective.

Bruce I. Lavine has served as our President and Chief Operating Officer since May 2006 and has been a member of our Board of Directors since January 2007. From 1998 to 2006, he was employed by Barclays Global Investors, an asset management firm, in the following positions: from 1998 to 1999, he served as Director, Financial Planning, Global Finance; from 1999 to 2003, he served as Chief Financial Officer, Director of New Product Development, U.S. iShares and Individual Investor Business; and from 2003 to May 2006 he served as Head of iShares Exchange Traded Funds, Europe. From 1995 to 1998, Mr. Lavine served as the Manager of Business Planning at Sequel, Inc., a computer hardware services company. From 1991 to 1994, Mr. Lavine was employed by Bristol-Myers Squibb Company, a pharmaceutical company, first as a financial associate and then as a senior treasury analyst. Mr. Lavine received a B.S. with distinction in Commerce and an M.B.A. in Finance from the University of Virginia. Mr. Lavine is a Chartered Financial Analyst. We believe Mr. Lavine’s qualifications to serve on the Board of Directors include his many years of experience in senior management positions in the ETF industry and extensive knowledge of our business. As our President and Chief Operating Officer, Mr. Lavine provides essential insight and guidance to the board on the ETF industry and, from a management perspective, our day-to-day operations.

Amit Muni has served as our Executive Vice President–Finance and Chief Financial Officer since March 2008. Prior to joining our company, Mr. Muni served as Controller and Chief Accounting Officer of International Securities Exchange Holdings, Inc., an electronic options exchange, from 2003 until March 2008. Mr. Muni was Vice President, Finance, of Instinet Group Incorporated, an electronic agency broker-dealer, from 2000 to 2003. From 1996 until 2000, Mr. Muni was employed as a Manager of the Financial Services Industry Practice of PricewaterhouseCoopers LLP, an accounting firm. From 1991 until 1996, Mr. Muni was an accountant and a senior auditor for National Securities Clearing Corporation, a firm that provides centralized clearing, information and settlement services to the financial industry. Mr. Muni received a B.B.A. in Accounting from Pace University and is a Certified Public Accountant.

Luciano Siracusano, III has served as our Executive Vice President–Director of Sales and Chief Investment Strategist since March 2011. From October 2008 to March 2011, Mr. Siracusano served as our Director of Sales and Chief Investment Strategist. Prior to serving in those positions, Mr. Siracusano served as our Director of Research from 2001 until October 2008, and as a research analyst and editor of our various media publications from 1999 until 2001. Mr. Siracusano, together with Mr. Steinberg, was responsible for the creation and development of our fundamentally weighted index methodology. Prior to joining our company in 1999, Mr. Siracusano was an Equity Analyst at Value Line, Inc., an investment research firm, from 1998 to 1999. Preceding his career in finance, Mr. Siracusano served as Special Assistant to HUD Secretary Henry Cisneros and as a Special Assistant to New York Governor Mario Cuomo. Mr. Siracusano received his B.A. in Political Science from Columbia University.

Peter M. Ziemba has served as our Executive Vice President–Business and Legal Affairs and Chief Legal Officer since March 2011. From April 2007 to March 2011, Mr. Ziemba served as our Executive Vice President–Business and Legal Affairs and General Counsel. Prior to joining our company, Mr. Ziemba was a partner in the Corporate and Securities department of Graubard Miller, which served as our primary corporate counsel, from 1991 to 2007, and was employed as an associate at that firm beginning in 1982. Mr. Ziemba received his B.A. in History with university honors from Binghamton University and his J.D. cum laude from Benjamin N. Cardozo School of Law. Mr. Ziemba served as a director of our company from 1996 to 2003.

Michael Steinhardt has served as our non-executive Chairman of the Board since November 2004. From 1967 through 1995, Mr. Steinhardt served as Senior Managing Partner of Steinhardt Partners, L.P., a private investment company, and related investment entities. In 1995, Mr. Steinhardt closed Steinhardt Partners and eliminated his involvement in managing client assets. He founded and now serves as President of Steinhardt Management Co., Inc., which currently manages a single private investment fund investing in other funds managed by independent investment managers. Mr. Steinhardt currently devotes most of his time and financial resources to Jewish philanthropic causes, directed through The Steinhardt Foundation for Jewish Life for which he serves as Chairman. Mr. Steinhardt is the co-founder of Birthright Israel and he serves on its Board of Trustees and is a major supporter. He also serves as Co-Chair of the Areivim Philanthropic Group. He also serves on the Board of Trustees of New York University, Brandeis University and the Steinhardt Family Foundation and on the Board of Directors of the Taub Center for Social Policy Studies in Israel. Mr. Steinhardt received his B.S. in Economics from The Wharton School of Business of the University of Pennsylvania. We believe Mr. Steinhardt’s qualifications to serve on the Board of Directors include his extensive years of experience as a founder of a private investment management company. The board also benefits from his perspective and knowledge of financial markets as well as his strategic vision.

Steven L. Begleiter has served as a member of our Board of Directors since February 2011. Mr. Begleiter has served as Senior Principal at Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns’ Corporate Strategy Group. Mr. Begleiter received his B.A. in Economics with honors from Haverford College. We believe Mr. Begleiter’s qualifications to serve on the Board of Directors include his many years of experience in leadership positions in the financial services industry as well as his private equity experience. The board also benefits from his extensive industry knowledge and perspectives on capital formation.

Anthony Bossone has served as a member of our Board of Directors since January 2009. Since 2003 Mr. Bossone has been the Chief Financial Officer of Atlantic-Pacific Capital, Inc., a broker-dealer and global placement agent dedicated to raising capital for alternative investment funds. From 2001 to 2003, Mr. Bossone was the Assistant Controller at SAC Capital Advisors, LLC, a hedge fund advisory firm, and from 1999 until 2001, Mr. Bossone served as an equity trader at Schonfeld Securities, LLC, a securities trading firm. Mr. Bossone began his career at PricewaterhouseCoopers LLP in 1993 where he was an audit manager until 1999. Mr. Bossone received his B.S. in Business and Economics with highest honors from Lehigh University and is a Certified Public Accountant. We believe Mr. Bossone’s qualifications to serve on the Board of Directors include his financial and accounting expertise. The board also benefits from his experience as an equity trader.

R. Jarrett Lilien has served as a member of our Board of Directors since November 2008. Since January 2009, Mr. Lilien has served as Managing Partner of Bendigo Partners, a private equity and consulting firm focused on technology-enabled financial service companies, which he co-founded. Between 1999 and May 2008, Mr. Lilien was employed by E*Trade Financial Corporation, a brokerage and financial services firm, holding various positions including President and Chief Operating Officer, from 2003 to May 2008, and Acting Chief Executive Officer, from November 2007 until March 2008. Prior to his service at E*Trade, Mr. Lilien was Chief Executive Officer of TIR Securities, a global institutional brokerage firm that he co-founded in 1989 and which was later sold to E*Trade. Prior to TIR Securities, Mr. Lilien held various positions at Paine Webber and Autranet, Inc., a division of Donaldson, Lufkin & Jenrette, Inc., both brokerage and financial service firms. Mr. Lilien currently serves as President of the Jazz Foundation of America and is on the Board of Directors of Baryshnikov Arts Center and on the Advisory Board of WFUV FM Radio. Mr. Lilien received his B.A. in Economics from the University of Vermont. We believe Mr. Lilien’s qualifications to serve on the Board of Directors include his experience in founding and building financial services companies. The board also benefits from his extensive leadership experience and his ability to provide strategic guidance.

James D. Robinson, IV has served as a member of our Board of Directors since November 2004. Mr. Robinson is a Managing Partner of RRE Ventures, LLC, a venture capital firm primarily focused on technology companies, which he co-founded in 1994. From 1992 to 1994 Mr. Robinson was employed by Hambrecht & Quist Venture Capital, a venture capital firm, where he served as a General Partner for several investment funds for the firm. From 1986 to 1992, he was employed by JP Morgan & Company, where he worked on technology-related assignments, first within the Global Exposure Management group building risk management systems, and later as an investment banker in the Corporate Finance group focused on technology and communications companies. Mr. Robinson serves on the Board of Directors of numerous companies held in the investment portfolios of the RRE Ventures-affiliated funds. Mr. Robinson received a B.A. with a double degree in Computer Science and Business Administration from Antioch College and an M.B.A. from Harvard University. We believe Mr. Robinson’s qualifications to serve on the Board of Directors include his experience in building and financing companies from earliest stages of growth. In addition, Mr. Robinson’s venture capital experience as well as his insights into capital formation enable him to provide the board with valuable strategic advice.

Frank Salerno has served as a member of our Board of Directors since July 2005. From July 1999 until his retirement in February 2004, Mr. Salerno was Managing Director and Chief Operating Officer of Merrill Lynch Investment Advisors—Americas Institutional Division, an investment advisory company. Before joining

Merrill Lynch, Mr. Salerno spent 18 years with Bankers Trust Company in various positions. In 1990, he assumed responsibility for Bankers Trust’s domestic index management business and in 1995 he became Chief Investment Officer for its Structured Investment Management Group. Mr. Salerno received a B.S. in Economics from Syracuse University and an M.B.A. in Finance from New York University. Mr. Salerno served as a director and member of the audit committee and conflicts committee of K-Sea Transportation Partners, L.P., formerly a NYSE-listed company, from 2004 until its acquisition in 2011. We believe Mr. Salerno’s qualifications to serve on the Board of Directors include his extensive years in senior management positions at large asset management firms as well as his service on the board of directors of another public company. The board also benefits from his strategic insights on the asset management industry.

Board Composition

Our Board of Directors currently consists of eight members. Certain of our directors were elected pursuant to board composition provisions of our stockholders agreement, which is described in the section entitled “Certain Relationships and Related Party Transactions—Stockholders Agreement.” These board composition provisions terminated upon our common stock being listed on the NASDAQ Global Market on July 26, 2011 and there are no further contractual obligations regarding the election of our directors. Our nominating committee and Board of Directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. We have no formal policy regarding board diversity. Our nominating committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Our Board of Directors is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

•	Our Class I directors are Michael Steinhardt, Anthony Bossone and Bruce Lavine.

•	Our Class II directors are James D. Robinson, IV and Steven Begleiter.

•	Our Class III directors are Frank Salerno, R. Jarrett Lilien and Jonathan Steinberg.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the Board of Directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are separated. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the Board of Directors’ oversight responsibilities continue to grow. While our by-laws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of the risks we face, while our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The Board of Directors’ role in overseeing the management of our risks is conducted primarily through committees of the Board of Directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full Board of Directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on our company and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full Board of Directors during the committee reports portion of the next board meeting. This enables our Board of Directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Independence

NASDAQ rules require listed companies to have a board of directors with at least a majority of independent directors. Our Board of Directors has determined that six of our eight directors are independent under the listing standards of the NASDAQ Stock Market. The members determined to be independent are Messrs. Begleiter, Bossone, Lilien, Robinson, Salerno and Steinhardt.

Lead Independent Director

In 2008, our Board of Directors determined that it would be good corporate practice to designate one of our independent directors as Lead Independent Director. Mr. Salerno has held this designation since the position was established. The duties of our Lead Independent Director are as follows:

•	serve as the intra-meeting liaison between (i) our Board of Directors and management, and (ii) amongst the independent directors;

•	serve as an ex-officio, non-voting member of each standing committee (of which he is not a member) of our Board or Directors;

•	ensure that appropriate reports and information are circulated to the independent directors on a timely basis by management and others;

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lead our Board of Directors in the process of periodic reviews of the performance of the Chief Executive Officer, as well as in discussions regarding the Chief Executive Officer’s reports on senior management performance and management succession issues and plans;

•	chair meetings of the independent directors if the chairman is not present; and

•	perform such other appropriate duties as the independent directors shall assign to him or her from time to time.

Senior Advisor to the Board of Directors

Since 2004, Professor Jeremy J. Siegel has served as senior investment strategy advisor to our company and our Board of Directors. In this position, Professor Siegel provides us with various services, including advice on market trends and financial products; participating in webinars, conference calls, seminars, speaking engagements and one-on-one meetings with persons interested in WisdomTree products; written market commentary for our newsletters and website; and general advice to senior management and our Board of Directors on our business.

Jeremy Siegel is the Russell E. Palmer Professor of Finance at The Wharton School at the University of Pennsylvania. He graduated from Columbia University and received his Ph.D. in Economics from the Massachusetts Institute of Technology, and spent one year as a National Science Foundation Post-Doctoral Fellow at Harvard University. Prof. Siegel taught for four years at the Graduate School of Business of the University of Chicago before joining the Wharton faculty in 1976. Professor Siegel has written and lectured extensively about the economy and financial markets and has appeared frequently on CNN, CNBC, NPR and other networks. He is a regular columnist for Kiplinger’s and Yahoo! Finance and contributor to national and international news media, including The Wall Street Journal, Barron’s and The Financial Times. He has also authored numerous professional articles and three books. His bestselling, “Stocks for the Long Run,” first published in 1994 and now in its third edition, was named as one of the ten-best investment books of all time by both the Washington Post and Business Week. His most recent book, “The Future for Investors: Why the Tried and the True Triumph over the Bold and New” was named one of the best business books published in 2005 by Business Week, The Financial Times and Barron’s.

Committees of Our Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nominating committee, each of which operates pursuant to a charter adopted by our Board of Directors. Membership on each committee is limited to independent directors as defined under the listing standards of the NASDAQ Stock Market. In addition, members of the Audit Committee must also meet the independence standards for audit committee members adopted by the SEC.

Audit Committee. Messrs. Bossone, Lilien and Salerno currently serve on the audit committee, which is chaired by Mr. Salerno. Our Board of Directors has determined that each member is an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	overseeing the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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monitoring, reporting to and reviewing with the Board of Directors regarding the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	taking, or recommending that the Board of Directors take, appropriate action to oversee the qualifications, independence and performance of the Company’s independent auditor.

Compensation Committee. Messrs. Steinhardt, Lilien and Salerno currently serve on the compensation committee, which is chaired by Mr. Salerno. The compensation committee’s responsibilities include:

•	overseeing the administration of the Company’s compensation programs;

•	determining and approving the compensation of the Company’s Chief Executive Officer;

•	approving the compensation of the non-CEO executive officers and certain other senior employees; and

•	approving all discretionary bonuses for the Company’s employees, advisers and consultants.

Nominating and Corporate Governance Committee. Messrs. Steinhardt, Lilien and Robinson currently serve on the nominating and corporate governance committee, which is chaired by Mr. Steinhardt. The nominating and corporate governance committee’s responsibilities include:

•	recommending criteria and qualifications for board and committee membership;

•	recruiting and evaluating candidates for nomination for election to the Board of Directors or to fill vacancies on the Board of Directors;

•	recommending that the Board of Directors select the director nominees for election at each annual meeting of stockholders;

•	establishing a policy with regard to the consideration of director candidates recommended by stockholders; and

•	reviewing all stockholder nominations and proposals submitted to the Company.

Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

During 2010, none of our executive officers served as: (i) a member of the Compensation Committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Board of Directors; or (ii) a director of another entity, one of whose executive officers served on our Board of Directors.

Corporate Governance

We have adopted a code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of conduct is available on our website at www.wisdomtree.com. We intend to disclose any amendments to this code, or any waivers of its requirements, on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides comprehensive information regarding our compensation programs and policies for fiscal year 2010 for our named executive officers, who consist of:

•	Jonathan Steinberg, our Chief Executive Officer (“CEO”);

•	Bruce Lavine, our President and Chief Operating Officer (“COO”);

•	Amit Muni, our Chief Financial Officer (“CFO”);

•	Luciano Siracusano, our Chief Investment Strategist (“CIS”); and

•	Peter Ziemba, our Chief Legal Officer (“CLO”).

We provide what we believe is a competitive total compensation opportunity for our executive management team through a combination of base salary, cash incentive bonuses, equity compensation and broad-based benefits programs. This Compensation Discussion and Analysis explains the following as they relate to the 2010 performance year:

•	our compensation philosophy and objectives;

•	our executive compensation process, including the role of our Compensation Committee and management; and

•	our policies, practices, and actions with respect to each compensation element.

Included in each description will be the rationale for compensation decisions made for the 2010 fiscal year with respect to our executive officers.

Our Compensation Philosophy and Objectives

Our compensation philosophy and objectives are primarily shaped by strategies to achieve our long-term goals within the business environment in which we operate. We operate in an intensively competitive and challenging business environment and we expect competition to continue and intensify. We directly compete with numerous other ETF sponsors and indirectly compete with other larger and multi-national traditional asset management companies. We compete on a number of factors including the breadth and depth of our product offering as well as the investment performance and fees of our ETFs. We believe our long-term success depends on our ability to:

•	continue to innovate and introduce new ETFs to the marketplace;

•	grow our market share of industry inflows to become one of the top five ETF sponsors in the United States; and

•	continue to leverage our existing product offering.

A key component of our long-term success is our ability to employ the industry’s most talented, professional and dedicated people at all levels within the company.

The primary objectives of our compensation program are as follows:

•	attract, retain, and motivate our professional, dedicated, and expert employees in the highly competitive asset management industry;

•	reward and retain employees whose knowledge, skills and performance are critical to our continued success;

•	align the interest of all our employees with those of our stockholders by motivating them to increase stockholder value; and

•	motivate our executives to manage our business to meet short-term and long-term objectives and reward them appropriately for meeting or exceeding them.

The following principles guide our compensation programs:

•

Pay-for-performance–Our compensation programs are designed to reward our employees for their individual performance as well as our company’s performance. If our employee is a top-tier performer, he or she should receive higher rewards. Likewise, where individual performance falls short of expectations and/or our company’s financial performance declines, the programs should deliver lower levels of compensation. In addition, the objectives of pay-for performance and retention must be balanced. Even in periods of temporary downturns in our company’s performance, our programs should continue to ensure that our successful, high-achieving employees will remain motivated and committed to us.

•

Every employee should be a stake-holder aligned with our stockholders–We believe a key factor in our success has been and continues to be fostering an entrepreneurial culture where our employees act and think like our owners. As such, our compensation programs should encourage stock ownership deep within the organization to align our employees’ interests with our stockholders. Our stock awards should be long-term in nature.

•

Higher levels of responsibility are reflected in compensation–Our compensation should be based on our employees’ level of job responsibility. As employees progress to higher levels in our organization, an increasing proportion of their pay should be tied to our company’s long-term performance because they are more able to affect our results.

•

Competitive compensation levels–Our compensation programs should be reflective of the value of the position in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

•

Team approach–We believe our success has been based on the coordinated efforts of all our employees working towards our common goals, not on the efforts of any one individual. As such, our compensation programs should be applied across the organization, taking into account differences in job responsibilities and marketplace considerations. Perquisites should be rare and limited to those that are important to our employees’ ability to safely and effectively carry out their responsibilities.

To achieve these objectives, we seek to provide competitive compensation packages recognizing and rewarding individual contributions to ensure that executive compensation is aligned with corporate strategies and business objectives.

Factors Considered in Evaluating Total Compensation for our Executive Officers

The Compensation Committee considers the following un-weighted factors to ensure that compensation is fair, reasonable, competitive and consistent with our compensation philosophies and objectives referred to above:

•	Our financial results, including actual results, budgets and projections and our overall financial health.

•

Operational performance metrics, including net inflows into our ETFs compared to the ETF industry, market share of industry inflows and total growth in assets under management as compared to the industry.

•

The broader economic conditions within the industry. The Compensation Committee recognizes that our assets under management and ability to gather ETF inflows are subject to market and other external conditions outside of our control.

•	The performance of our common stock.

•

The experience, tenure and performance of our executive officers and the extent to which the Compensation Committee is generally satisfied with our executive officer’s past performance and expected future contributions.

•	Each executive officer’s duties, responsibilities and ability to influence corporate performance.

•	Industry survey data to confirm the reasonableness of compensation levels.

•	Historical executive compensation levels along with company-wide compensation levels.

•	Our contractual obligation to certain officers.

The Compensation Committee considers the factors above, together with their collective experiences and business judgment, to evaluate our compensation practices. The Compensation Committee believes this general approach helps us to compete in hiring and to retain the best possible talent while at the same time maintaining a reasonable and responsible cost structure.

Background to Understanding Compensation Levels for our Executive Officers

Compensation for all our employees, including our executive officers, is based on the philosophies described above. However, in conjunction with these philosophies, the levels of compensation are also significantly influenced by what the company can afford to pay as a result of our financial performance and relatively short operating history. In the future, as we gain experience, we expect that the specific direction, emphasis and components of our executive compensation program will evolve.

In addition, our CEO and CIS, as co-creators of our fundamentally weighted methodology, were granted significant equity awards during our transition phase from a media company to an asset manager (see the section entitled “Business—Corporate History” elsewhere in this prospectus). As such, their compensation packages are structured differently than the remaining three executive officers’ compensation packages. Of significance, our CEO and CIS do not maintain employment agreements with us due to their significant equity ownership of the company. The initial compensation packages for our COO, CFO and CLO, who were hired shortly before or after we launched our first ETFs, were based on individual negotiations as these executive officers were leaving the perceived safety and relatively stable compensation opportunities at their prior employers, who were significantly larger and financially stronger than WisdomTree at the time, to come work for us. As such, we have entered into employment agreements with them which establish certain minimum amounts of cash compensation per year along with other benefits. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO to, among other things, add and/or revise certain post-employment restrictive covenant provisions and make certain changes to the severance benefits, which are described in more detail below under “—Potential Payments Upon Termination or Change in Control.” A summary of the material terms and conditions of the employment agreements with our executive officers are discussed below.

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for the general oversight of our compensation policies and practices. The Compensation Committee also reviews the overall compensation structure and evaluates the overall performance of our executive officers as a team in order to determine that compensation is fair, reasonable, competitive and consistent with our compensation philosophies and objectives. The Compensation Committee does not engage any compensation consultants with respect to executive compensation. Rather, in reviewing compensation levels for our executive officers, the Compensation Committee considers their collective experiences and business judgment, knowledge of compensation trends of the industry in which we compete, the economic environment, our financial status and contributions our executive officers had made to our business—individually and as a team.

The Compensation Committee specifically evaluates the performance of our CEO. The Compensation Committee also discusses the overall performance and compensation for our CEO with members of our Board of Directors. The Compensation Committee presents to our Board of Directors information regarding executive compensation matters for all our executive officers for informational purposes.

The Compensation Committee administers and exercises the authority granted to it under our equity-based plans, reviews and makes recommendations to our Board of Directors with respect to directors’ compensation, and reviews and approves employment, severance, and change in control agreements as well as any other supplemental benefits provided to our executive officers. The Compensation Committee also works with our CLO to annually review and reassess the adequacy of its charter, proposing changes as necessary to our Board of Directors for approval.

Role of Management

Our executive officers play a critical and important role in setting or recommending compensation levels throughout our organization. Our CEO makes incentive compensation recommendations for the executive officers to the Compensation Committee. In considering the CEO’s recommendations, the Compensation Committee considers the factors discussed above to ensure that compensation is fair, reasonable, competitive and consistent with our compensation philosophies and objectives.

Our CFO and CLO work with our CEO and Chairman of our Compensation Committee to design and develop compensation programs applicable to all our employees, including recommending changes to existing compensation programs and operational performance targets, preparing analyses of company financial, operational data or other Compensation Committee briefing materials, analyzing industry data, and, ultimately, implementing the decisions of the Compensation Committee.

Compensation Benchmarking

The Compensation Committee monitors relevant market and industry statistics on executive compensation to balance our need to compete for talent with our need to maintain a reasonable and responsible cost structure, as well as with the goal of aligning the interests of our executive officers with those of our stockholders. In making compensation decisions, the Compensation Committee reviews industry surveys by

McLagan Partners, Inc., a compensation consulting firm for the financial services industry, which prepares annual comprehensive compensation surveys for the asset manager industry. These surveys consisted of consolidated average compensation information of publicly traded and private asset management firms. The Compensation Committee uses these industry surveys as a reasonable data point; however, they do not benchmark compensation of our executive officers to these surveys. Rather, they weigh more heavily on their business judgment and other compensation determination factors discussed above.

In the future, as we gain experience, our Compensation Committee may choose to retain the services of a compensation specialist from time to time in connection with the establishment of cash and equity compensation and related policies. While market data and reports from third-party consultants provide useful starting points for compensation decisions, our Compensation Committee will continue to ensure our compensation philosophies are maintained or evolved in light of current market trends or practices.

Components of Compensation

We have established the following components of compensation to satisfy our compensation objectives:

•	base salary;

•	annual incentive compensation;

•	long-term equity compensation;

•	benefit programs;

•	change in control benefits; and

•	severance benefits.

We believe these components provide competitive compensation packages recognizing and rewarding individual contributions; ensure that executive compensation is aligned with corporate strategies and business objectives; and promote the achievement of key strategic and operating performance measures.

Each of the elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation. In addition, discussion of the amounts of compensation paid to our executive officers for the 2010 performance year under each of these elements is presented in the manner that the Compensation Committee uses to evaluate compensation. We believe it is useful to present this information, and to share this perspective with our stockholders, in order to clarify how our Compensation Committee numerically evaluates total compensation. These tables supplement the “Summary Compensation Table” presented below, which is in the format required by the SEC.

Base Salary

We use base salary as a means of providing steady pay or a fixed source of compensation for our executive officers allowing them a degree of certainty in order to attract and retain them. Base salaries were originally established at the time the executives were hired, taking into consideration the position’s duties and level of responsibility, the executives’ prior experience and skills, expected contribution to our performance, our understanding of what executives at other similar companies were being paid at such time, our financial condition, and the judgment of our Compensation Committee based on their industry experience. We have entered into employment agreements that establish certain base salaries for our COO, CFO and CLO as part of their employment with us. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO, but no changes were made to the base salaries provided to each of these executive officers.

We have not entered into such an arrangement with our CEO or CIS. Our CEO’s salary was subjectively determined by our Compensation Committee and our CIS’s salary was subjectively determined by our Compensation Committee based on recommendations by our CEO.

The table below reflects the changes in base salaries of our executive officers from 2009 to 2010 and actions the Compensation Committee approved in the 2010 performance year:

Executive Officer	2009 Base Salary	Voluntary Reduction	Raise	2010 Base Salary	Raise	2011 Base Salary
Jonathan Steinberg	$350,000	$(17,500)	$100,000	$450,000	—	$450,000
Bruce Lavine	$300,000	$(15,000)	—	$300,000	—	$300,000
Amit Muni	$275,000	$(13,750)	$25,000	$300,000	—	$300,000
Luciano Siracusano	$200,000	—	$50,000	$250,000	$50,000	$300,000
Peter Ziemba	$300,000	$(15,000)	—	$300,000	—	$300,000

Due to the deteriorating market conditions in 2008, we initiated a series of cost reduction actions, including headcount reductions. In order to limit company headcount reductions, our CEO, COO, CFO and CLO voluntarily reduced their base salaries by 5% for 2009. At the end of 2009, our CEO recommended, and our Compensation Committee approved, a salary increase for our CIS that was subjectively determined by our CEO, to recognize his increased responsibilities in 2009 as head of our sales force. Our CEO and CFO’s raises were previously negotiated and approved by our Compensation Committee prior to 2009. Due to our CIS’s strong performance in 2010, our CEO recommended, and our Compensation Committee approved, a salary increase for our CIS to bring his salary in parity with the other executive officers.

Annual Incentive Compensation

We have established an annual bonus program to reward our executive officers, as well as all our employees, for their individual performance as well as company performance. Incentive compensation is intended to motivate executives to achieve companywide operating and strategic objectives. We have entered into employment agreements with our COO, CFO and CLO that establish minimum annual cash incentive compensation of $200,000. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO, but no changes were made to the annual incentive compensation provided to each of these executive officers. We believe this amount together with their base salary was necessary to obtain their employment and is adequate to retain and incentivize our executive officers to work at the highest level of their individual abilities and as a team to earn additional incentive compensation to meet our strategic and operating objectives.

Beginning with the 2008 performance year, we began awarding annual incentive compensation as 75% cash and 25% restricted stock which vests in one year. Any discretionary bonuses awarded to our COO, CFO and CLO above their established minimum amounts are also subject to this split. This was an informal guideline that the Compensation Committee approved. We may change this split in the future as we grow and gain more experience with our compensation practices.

For the 2010 performance year, our CEO recommended, and the Compensation Committee agreed and approved after deliberation, discretionary incentive compensation for our executive officers. In evaluating the recommended amounts, the Compensation Committee considered the following goals established at the beginning of the year and management’s progress in achieving those goals. The Compensation Committee noted that management had either achieved or made significant progress in achieving the stated goals in the year ended December 31, 2010.

Those goals and actual results are as follows:

GOAL	ACTUAL RESULTS

• Improvement in net ETF inflows from the prior year	• Net inflows improved 77% from $1.8 billion in 2009 to $3.1 billion in 2010.

• Increased market share of industry inflows from the prior year	• Market share increased from 1.53% in 2009 to 2.65% in 2010.

• Improvement in assets under management growth as compared to the ETF industry	• Our assets under management increased 65% in 2010 while the industry’s increased on average 28%.

• Continued diversification of product offering	• We launched our first fixed income ETF and filed for additional fixed income ETFs scheduled to be launched in 2011. We also filed and were close to launching our first alternative strategy ETF.

• Achievement of pro forma operating income	• Achieved in the second quarter of 2010.

• Improvement in the price of the company’s common stock in order to support an exchange listing	• Our common stock increased over 100% in 2010 and reached a level which supports an exchange listing.

The approved incentive compensation amounts were not formula-based but rather based on the subjective determination of our CEO, and approved by our Compensation Committee, taking into account the total compensation of each executive officer, each executive’s level of responsibility in achieving our goals, the competitive market for the executive’s position, as well as creating a reasonable, but not absolute, level of total compensation equality among the executive officers to recognize that the goals were achieved as a team with each executive officer contributing from his individual area of expertise and skill.

The incentive compensation granted to our executive officers for the 2010 performance year is below:

Executive Officer	Total Incentive Compensation	Awarded As Cash	Awarded As Restricted Stock
Jonathan Steinberg	$350,000	$262,500	$87,500
Bruce Lavine	$400,000	$350,000	$50,000
Amit Muni	$300,000	$275,000	$25,000
Luciano Siracusano	$350,000	$262,500	$87,500
Peter Ziemba	$300,000	$275,000	$25,000

Long-Term Equity Compensation

Because short-term performance does not by itself accurately reflect our overall performance nor the return realized by our stockholders, our employees are eligible to receive equity awards. We believe that providing equity ownership:

•	serves to align the interests of our employees with our stockholders by creating an ownership culture and a direct link between compensation and stockholder return;

•	creates a significant, long-term interest for our employees to contribute to our success;

•	aids in the retention of employees in a highly competitive market for talent; and

•	allows the executives to participate in our longer-term success through stock price appreciation.

Currently, our equity award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards take the form of stock options and restricted stock awards. Stock options typically require significant growth in stockholder value to generate long-term value to our executives which is in line with our performance-oriented culture. Restricted stock awards have intrinsic value which is important in retaining our executive talent. In addition, the vesting feature of our equity awards is intended to encourage the executive to remain with us for several years. We have not adopted any formal guidelines for allocating long-term compensation between stock options and restricted stock; however, the Compensation Committee subjectively ensures that the mix conforms to our overall philosophy and objectives.

Long-term equity awards were individually negotiated with our COO, CFO and CLO at the time they were hired. In determining the size and mix of equity grants to our executives, our Compensation Committee used their collective experiences and business judgment and considered the executives’ level of responsibility, the executives’ ability to significantly influence our growth and profitability, the executives previous experience, and the amount of equity awarded to our other executives. Typically, larger awards have been made to the executive officers who have areas of responsibility and functions that are more likely to build long-term stockholder value, as determined by how directly linked their areas of responsibility are to our growth or those with longer experience in the respective areas of expertise.

Long-term equity awards typically vest over four years. We set the exercise price of all stock option grants prior to 2010 based on the closing price of our common stock on the grant date. In 2010, we changed our practice and set the exercise price of all stock option grants to equal the greater of (a) the thirty day volume weighted average price of our common stock or (b) the grant date volume weighted average price. Vesting and exercise rights cease shortly after termination of employment except in certain cases discussed further below. Unvested restricted stock awards carry voting rights and the right to receive dividends.

For the 2010 performance year, our CEO recommended, and our Compensation Committee agreed after deliberation, to grant long-term incentive awards to our CFO and CLO based on their outstanding performance during the year and contributions to achieving our goals. The amounts were subjectively determined; however, the Compensation Committee took into account the long-term awards granted to our CFO and CLO when they began employment with us. The amounts granted were as follows:

Executive Officer	Total Value of Long-Term Award	Awarded As Restricted Stock	Awarded As Options
Amit Muni	$958,500	$510,000	$448,500
Peter Ziemba	$510,000	$510,000	—

The dollar values above reflects the accounting date fair value in accordance with U.S. generally accepted accounting principles. The assumptions used by us in valuing equity awards are set forth in note 6 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Total Compensation

The table below reflects the total compensation granted to our executive officers for the 2010 performance year presented in a manner that the Compensation Committee used to evaluate total compensation:

Executive Officer	2010 Base Salary	+	Annual Bonus	=	Annual Total Compensation	&	Long Term Equity Award
Jonathan Steinberg	$450,000		$350,000		$800,000		—
Bruce Lavine	$300,000		$400,000		$700,000		—
Amit Muni	$300,000		$300,000		$600,000		$958,500
Luciano Siracusano	$250,000		$350,000		$600,000		—
Peter Ziemba	$300,000		$300,000		$600,000		$510,000

Benefits and Perquisites

As stated in our compensation philosophy, our executive officers and Compensation Committee agree that perquisites should be rare and limited to those that are important to our employees’ ability to safely and effectively carry out their responsibilities. Our executive officers are entitled to participate in the various benefits made available to our employees, such as our 401(k) plan, group health plans, paid vacation and sick leave, basic life insurance and short-term and long-term disability benefits, and directors and officer’s liability insurance.

Our employee savings plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, or the Code. This plan permits employees to make contributions up to the statutory limit. We have the discretion to match employee contributions from our profits. We have not made any matches to employee contributions since we incurred net losses since we began our operations. We may make matching contributions in the future.

Severance and Change-in-Control Benefits

Pursuant to employment agreements we have entered into with our COO, CFO and CLO, which were amended and restated on May 24, 2011, each of them is entitled to specified benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. These benefits include acceleration of unvested restricted stock and option awards and guaranteed minimum severance payments and benefits. In addition, upon a change in control that occurs during the executive’s employment or, in certain circumstances, within six or twelve months thereafter, involuntary termination without cause or voluntary termination for good reason, certain of the equity awards that have been granted to our named executive officers will accelerate and any stock options will become fully or partially vested and the conditions and restrictions on any restricted stock awards will be removed. We have provided more detailed information about these benefits, along with estimates of value under various circumstances, in the table below under “—Potential Payments Upon Termination or Change in Control.” Our goal in providing severance and change in control benefits is to offer certainty regarding the potential severance protection such that our executive officers will: (i) focus their attention and decision-making on the requirements of the business, and (ii) cooperate in negotiating any change in control in which they believe they may lose their jobs. We believe these benefits assist in maintaining a competitive position in terms of attracting and retaining key executives which is in the best interests of our stockholders.

Tax and Accounting Considerations

Currently, the accounting and tax treatment of particular forms of compensation do not materially affect our compensation decisions. However, in the future as we continue to gain experience with our compensation policies and grow our business, we will evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For example, Section 162(m) of the Code generally disallows a tax deduction to a publicly-traded company for certain compensation in excess of $1,000,000 paid in any taxable year to the chief executive officer and the four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We believe we will structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax-deductible to us. The Compensation Committee in its judgment may, however, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Amended and Restated Employment Agreements

On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO to, among other things, add and/or revise certain post-employment restrictive covenant provisions and make certain changes to the severance benefits, which are described in more detail below under “—Potential Payments

Upon Termination or Change in Control.” These amended and restated employment agreements did not effect any changes to the amount of the base salary, annual incentive compensation or equity awards to be provided to each of these executive officers.

Option Restructuring

In January 2009, our Compensation Committee and Board of Directors approved a proposal to provide eligible employees an opportunity to exercise their underwater stock options in the future at an alternative lower strike price. To obtain the full benefit of the alternative strike price, employees are required to remain with the Company for an additional four years. Under the program, eligible employees could exercise one quarter of their stock options each year at an alternative strike price of $1.07. The alternative strike price represented a 50% premium to our thirty day volume weighted-average price on the day the program was approved. Options prices on the program’s approval date ranged from $1.75 to $9.45 with a weighted-average exercise price of $4.34. The purpose of this proposal was to incentivize our employees and retain them as their existing option awards, in most cases, were out of or significantly out of the money. Our Compensation Committee and our Board of Directors deliberated and agreed that employees perceiving little value in their equity awards due to high strike prices as compared to the price of our common stock did not meet our compensation objectives or philosophy. Our Compensation Committee and our Board of Directors agreed that this proposal also benefited stockholders as no new additional awards were granted and this proposal replaced the need to grant additional long-term awards in the near future. Our Board of Directors did not participate in the program.

Risk Analysis of Compensation Policies and Programs

The Compensation Committee has reviewed our overall compensation policies and believes that these policies do not encourage excessive and unnecessary risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on our company. The design of the compensation policies and programs encourages employees to remain focused on both our short- and long-term goals. For example, while the cash bonus plan measures performance on an annual basis, the equity awards typically vest over a number of years, which we believe encourages employees to focus on sustained stock price appreciation, thus limiting the potential for excessive risk-taking.

Conclusion

After careful review and analysis, we believe that each element of compensation and the total compensation provided to each of our executive officers is reasonable and appropriate. Through the compensation arrangements described above, a portion of each executive’s compensation is contingent on our company-wide and their individual performance. Therefore, the realization of benefits by the executive is closely linked to our achievements and increases in stockholder value. We remain committed to our compensation philosophies and the Compensation Committee gives careful consideration to our executive compensation program, including each element of compensation for each executive. The Compensation Committee believes that our compensation program gives each executive appropriate incentive to contribute to our long-term performance and believes that our compensation structure and practices encourage management to work as a team in an entrepreneurial culture for outstanding stockholder returns, without taking unnecessary or excessive risks. The total compensation opportunities of our compensation packages will allow us to attract and retain talented executives who have helped and who will continue to help us grow as we look to the years ahead.

Summary Compensation Table

The following table sets forth certain information with respect to compensation earned during the year ended December 31, 2010 by each named executive officer.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus(1)		Stock Awards(2)	Option Awards(2)	Total
Jonathan Steinberg
Chief Executive Officer	2010	$450,000		$350,000	(3)	$250,000	—	$1,050,000
Bruce Lavine
President and Chief Operating Officer	2010	$300,000		$400,000	(4)	$50,000	$100,500	$850,500
Amit Muni
Chief Financial Officer	2010	$294,792	(5)	$300,000	(6)	$50,000	$134,000	$778,792
Luciano Siracusano
Chief Investment Strategist	2010	$245,833	(7)	$350,000	(3)	$62,501	—	$658,334
Peter Ziemba
Chief Legal Officer	2010	$300,000		$300,000	(6)	$50,000	$134,000	$784,000

(1)	Amounts reflect bonuses earned in 2010 and paid in 2011.

(2)	Amounts reflect the aggregate accounting grant date fair value of awards to our named executive officers computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in note 6 of the notes to our annual consolidated financial statements included elsewhere in this registration statement.

(3)	Comprised of cash payment of $262,500 and $87,500 value of restricted stock granted in 2011.

(4)	Comprised of cash payment of $350,000 and $50,000 value of restricted stock granted in 2011.

(5)	Pursuant to the terms of Mr. Muni’s employment agreement, his base salary increased from $275,000 to $300,000 effective on March 16, 2010. The amount shown above reflects the pro rata application of that increase for the year ended December 31, 2010.

(6)	Comprised of cash payment of $275,000 and $25,000 value of restricted stock granted in 2011.

(7)	The Compensation Committee increased Mr. Siracusano’s base salary from $200,000 to $250,000 effective on February 1, 2010. The amount shown above reflects the pro rata application of that increase for the year ended December 31, 2010.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock awards granted to our named executive officers under our equity plans during the year ended December 31, 2010.

Grants of Plan-Based Awards Table for the 2010 Fiscal Year

Name	Grant Date	Option Awards: Number of Shares Underlying Options	Exercise or Base Price of Option Awards	Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards(1)
Jonathan Steinberg	1/28/10	—	—	111,111	$250,000
Bruce Lavine	1/28/10	75,000	$2.25	22,222	$150,500
Amit Muni	1/28/10	100,000	$2.25	22,222	$184,000
Luciano Siracusano	1/28/10	—	—	27,778	$62,501
Peter Ziemba	1/28/10	100,000	$2.25	22,222	$184,000

(1)	Amounts reflect the aggregate accounting grant date fair value of awards to our named executive officers computed in accordance with FASB Accounting Standard Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in note 6 of the notes to our annual consolidated financial statements included elsewhere in this prospectus

Outstanding Equity Awards at Fiscal Year End Awards

The following table sets forth certain information with respect to outstanding options and stock awards held by our named executive officers at December 31, 2010:

Outstanding Equity Awards at Fiscal Year-End 2010 Table

	Option Awards								Stock Awards
	Number of Securities Underlying Unexercised Options			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Grant Date	Option Expiration Date(1)		Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(2)
	Exercisable		Unexercisable
Jonathan Steinberg	3,604,292		—	—	$0.05	4/3/02	4/2/12	(3)
	1,500,000		—	—	$0.03	3/17/04	3/16/14	(4)
	—		1,500,000	1,500,000	$0.03	3/17/04	3/16/14	(5)
	835,000		—	—	$0.16	11/10/04	11/9/14	(6)
	437,500		1,312,500	—	$0.70	1/26/09	1/25/19	(4)
									1/28/10	111,111	$461,111	(12)
Bruce Lavine	—		600,000	—	$0.70	1/26/09	1/25/19	(9)
	—		75,000	—	$2.25	1/28/10	1/27/20	(8)
									1/26/09	600,000	$2,490,000	(14)
									1/28/10	22,000	$91,300	(12)
Amit Muni	75,000	(7)	225,000	—	$1.07	1/16/08	1/15/18	(7)
	—		100,000	—	$2.25	1/28/10	1/27/20	(8)
									3/17/08	100,000	$415,000	(13)
									1/28/10	22,000	$91,300	(12)
Luciano Siracusano	2,143		—	—	$0.07	11/6/02	11/5/12	(11)
	156,163		—	—	$0.10	7/30/03	7/29/13	(4)
	375,000		—	—	$0.03	3/17/04	3/16/14	(4)
	—		375,000	375,000	$0.03	3/17/04	3/16/14	(5)
	336,953		—	—	$0.16	11/10/04	11/9/14	(4)
	50,000		150,000	—	$0.70	1/26/09	1/25/19	(4)
									1/28/10	27,778	$115,279	(12)
Peter Ziemba	200,000	(10)	600,000	—	$1.07	4/23/07	4/22/17	(10)
	—		100,000	—	$2.25	1/28/10	1/27/20	(8)
									4/23/07	50,000	$207,500	(15)
									1/28/10	22,000	$91,300	(12)

(1)	The expiration date for all options is the date that is ten years after the grant date. See “—Potential Payments Upon Termination or Change of Control” for a description of the acceleration provisions upon termination or change of control.

(2)	The market value of such holdings is based on the closing price of $4.15 per share of our common stock as reported on December 31, 2010.

(3)	These options vest semi-monthly for 8.5 months from the date of grant, subject to continued employment.

(4)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from the date of grant, subject to continued employment.

(5)	The vesting of these options is conditioned upon and subject to the company achieving net income of at least $1.00 (determined in accordance with GAAP) in two consecutive fiscal quarters, subject to continued employment.

(6)	These options vest 50% on the grant date and 100% one year from the date of grant, subject to continued employment.

(7)

These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from date of grant. The exercise price of these options was initially $2.72. On January 26, 2009, our Board of Directors modified these options. As modified, the exercise price of these options is now $1.07 and the new vesting schedule begins as of the date of modification. As a result, in addition to the 75,000 options shown in the table above that are currently exercisable at $1.07 under the modified vesting schedule, Mr. Muni has the right to exercise options to purchase an additional 75,000 shares of common stock at $2.72 under the initial vesting schedule. For more information see “Compensation Discussion and Analysis—Option Restructuring” above.

(8)	These options vest 100% on February 15, 2012, subject to continued employment.

(9)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting two years from the date of grant, subject to continued employment.

(10)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from date of grant. The exercise price of these options was initially $6.35. On January 26, 2009, our Board of Directors modified these options. As modified, the exercise price of these options is now $1.07 and the new vesting schedule begins as of the date of modification. As a result, in addition to the options to purchase 200,000 shares of common stock shown in the table above that are currently exercisable at $1.07 under the modified vesting schedule, Mr. Ziemba has the right to exercise options to purchase an additional 400,000 shares of common stock at $6.35 under the initial vesting schedule. For more information see “Compensation Discussion and Analysis—Option Restructuring” above.

(11)	These options vested at a rate of 33.3% of the shares of common stock underlying the option each year from the date of grant, subject to continued employment.

(12)	These shares of restricted stock vest 100% after one year, subject to continued employment.

(13)	These shares of restricted stock vest 50% after 18 months and 100% after 36 months, subject to continued employment.

(14)	These shares of restricted stock vest at a rate of 25% each year starting two years from the date of grant, subject to continued employment.

(15)	These shares of restricted stock vest at a rate of 25% each year starting one year from the date of grant, subject to continued employment.

Option Exercises and Stock Vested

The following table sets forth, for each named executive officer, the value of all share-based incentive plan awards vested during the year ended December 31, 2010:

Option Exercises and Stock Vested Table for the 2010 Fiscal Year

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Jonathan Steinberg	—	—	357,143	$798,571
Bruce Lavine	—	—	500,000	$1,239,278
Amit Muni	—	—	—	—
Luciano Siracusano	139,649	$456,105	79,286	$182,213
Peter Ziemba	—	—	201,429	$500,886

(1)	Based on the closing price per share of our common stock on the date on which restricted stock awards vested and were settled.

Equity Plans

Each of the equity plans described below are administered by our Compensation Committee pursuant to the powers delegated to it by our Board of Directors. To the extent permitted under the provisions of the plan, the Compensation Committee has authority to determine the selection of participants, allotment of shares, price, and other conditions of purchase of awards and administration of the plan in order to attract and retain persons instrumental to our success. The plans permit us to make grants to key employees, officers, directors and consultants; however, incentive stock options could only be granted to current employees of the company or a subsidiary. Stock options granted under the each of the plans have a maximum term of ten years from the date of grant, and incentive stock options have an exercise price of no less than fair market value of the common stock on the date of the grant. In total, as of June 30, 2011, there are 8,783,517 shares outstanding under the plans and 5,519,143 available to issue under the equity plans. Information regarding our equity plans is as follows:

•

1993 Stock Option Plan–Our 1993 Performance Equity Plan (the “1993 Plan”) was adopted by our Board of Directors in February 1993 and approved by our stockholders in May 1993. We reserved 500,000 shares of our common stock for issuance of awards under the 1993 Plan. As of September 30, 2011, there were options to acquire 82,673 shares of our common stock outstanding under the 1993 Plan. We do not intend to make any further grants under this plan.

•

1996 Performance Equity Plan–Our 1996 Performance Equity Plan (the “1996 Plan”) was adopted by our Board of Directors in March 1996 and approved by our stockholders in June 1996. We reserved 1,000,000 shares of our common stock for issuance of awards under the 1996 Plan. As of September 30, 2011, there were options to acquire 389,839 shares of our common stock outstanding under the 1996 Plan. We do not intend to make any further grants under this plan.

•

2000 Performance Equity Plan–In February 2000, our Board of Directors adopted the 2000 Performance Equity Plan (the “2000 Plan”), which is similar to our 1993 and 1996 plans, and in June 2000 it was approved by our stockholders The 2000 Plan is administered by our Compensation Committee pursuant to the powers delegated to it by our Board of Directors. We reserved 1,000,000 shares of our common stock for issuance of awards under the 2000 Plan. As of September 30, 2011, there were options to acquire 634,292 shares of our common stock outstanding under the 2000 Plan. We do not intend to make any further grants under this plan.

•

2001 Performance Equity Plan–Our 2001 Performance Equity Plan (the “2001 Plan”) was adopted by our Board of Directors in April 2001. The 2001 Plan covers 1,000,000 shares of our common stock, and is similar to our 1993, 1996 and 2000 Plans, except that incentive options may not be granted since stockholder approval for the 2001 Plan was not obtained within one year of its adoption. As of September 30, 2011, there were 631,865 shares available for issuance under this plan.

•

2005 Performance Equity Plan–Our 2005 Performance Equity Plan (the “2005 Plan”) was adopted by our Board of Directors in May 2005 and approved by our stockholders in July 2005, and amended on each of August 15, 2007 and February 5, 2010. We reserved 21,000,000 shares of our common stock for issuance of awards under the 2005 Plan. As of September 30, 2011, there were options to acquire 7,579,230 shares of our common stock outstanding under the 2005 Plan and 4,961,916 shares of our common stock were available for issuance.

In the past, the Company has, from time to time, granted equity compensation outside of a stockholder-approved equity plan. As of September 30, 2011, options to acquire a total of 12,867,675 shares of our common stock were outstanding as a result of these grants.

Employment Agreements

Bruce Lavine

We have entered into an employment agreement with our President and Chief Operating Officer, Bruce Lavine. The agreement is for an indefinite term, and Mr. Lavine’s employment is on an “at will” basis. Mr. Lavine’s agreement provides for a base salary of $300,000. The agreement entitles Mr. Lavine to a guaranteed minimum annual bonus of $200,000. Mr. Lavine, however, is subject to a restrictive covenant that prohibits him from working for a competitor for a one-year period after he gives the Company notice of his voluntary termination of employment or if his employment is terminated for cause. The agreement also entitles

Mr. Lavine to participate in any annual incentive plan established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Lavine 600,000 shares of restricted stock and an option to purchase 600,000 shares of our common stock in connection with his initial employment. In 2010, Mr. Lavine was paid a base salary of $300,000 and a bonus of $400,000 partly as a result of his and the company’s performance.

Mr. Lavine’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality and assignment of inventions provisions and certain post-employment restrictive covenants that prohibit Mr. Lavine from engaging in certain competitive activities for up to 12 months after the ending of his employment, depending on the reasons for his termination. Mr. Lavine is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Lavine, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs, subject to certain adjustments in the event Mr. Lavine has provided notice of his intent to resign. Mr. Lavine may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Amit Muni

We have entered into an employment agreement with our Chief Financial Officer, Amit Muni. The agreement is for an indefinite term, and Mr. Muni’s employment is on an “at will” basis. Mr. Muni’s agreement called for a base salary of $300,000 on March 17, 2010, which increased from $275,000 on March 17, 2009. The agreement entitles Mr. Muni to a guaranteed minimum annual bonus of $200,000. The agreement also entitles Mr. Muni to participate in any annual incentive plan established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Muni 200,000 shares of restricted stock and an option to purchase 300,000 shares of our common stock in connection with his initial employment. In 2010, Mr. Muni was paid a base salary of $294,863 and a bonus of $300,000 partly as a result of his and the company’s performance.

Mr. Muni’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality and assignment of inventions provisions. Mr. Muni is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Muni, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs. Mr. Muni may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Peter Ziemba

We have entered into an employment agreement with our Chief Legal Officer, Peter Ziemba. The agreement is for an indefinite term, and Mr. Ziemba’s employment is on an “at will” basis. Mr. Ziemba’s agreement provides for a base salary of $300,000. The agreement entitles Mr. Ziemba to a guaranteed minimum annual bonus of $200,000. The agreement also entitles Mr. Ziemba to participate in any annual incentive plan established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Ziemba 200,000 shares of restricted stock and an option to purchase 800,000 shares of our common stock in connection with his initial employment. In 2010, Mr. Ziemba was paid a base salary of $300,000 and a bonus of $300,000 partly as a result of his and the company’s performance.

Mr. Ziemba’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality, assignment of inventions and non-solicitation of employee provisions.

Mr. Ziemba is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Ziemba, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs. Mr. Ziemba may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Potential Payments Upon Termination or Change of Control

Certain of our named executive officers are entitled to additional compensation in the event of the involuntary termination of their employment without cause, the voluntary termination of their employment for good reason or a change in control. This section is intended to discuss these post-employment payments, assuming the termination from employment or change in control, as the case may be, occurs on December 31, 2010, the last business day of the 2010 fiscal year, on the terms currently in effect between the named executive officers and us. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed in this section, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price. None of our named executive officers are entitled to any compensation in the event of a voluntary termination without good reason or an involuntary termination for cause.

	Involuntary Termination Without Cause	Voluntary Termination for Good Reason	Change in Control
Jonathan Steinberg
Severance Arrangements(1)	—	—	—
Acceleration of Stock Options(2)	—	—	$10,708,125	(3)
Acceleration of Restricted Stock(4)	$461,111	—	—

Total	$461,111	—	$10,708,125

Bruce Lavine
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$517,500	$517,500	$2,212,500
Acceleration of Restricted Stock(4)	$714,721	$714,721	$2,490,000

Total	$1,950,881	$1,950,881	$4,702,500

Amit Muni
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$338,250	$338,250	$883,000
Acceleration of Restricted Stock(4)	$507,221	$507,221	$415,000

Total	$1,564,131	$1,564,131	$1,298,000

Luciano Siracusano
Severance Arrangements(1)	—	—	—
Acceleration of Stock Options(2)	—	—	$2,062,500	(3)
Acceleration of Restricted Stock(4)	$115,279	—	—

Total	$115,279	—	$2,062,500

Peter Ziemba
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$616,000	$616,000	$2,038,000
Acceleration of Restricted Stock(4)	$299,721	$299,721	$207,500

Total	$1,634,381	$1,634,381	$2,245,500

(1)	As described below, severance payments include an amount equal to the sum of one-year’s base salary and guaranteed bonus as well as the value of COBRA benefits for twelve months. In addition, the severance amount will include a pro-rated portion of the minimum guaranteed bonus for the year in which the termination occurred.

(2)	Represents the dollar value of unvested options calculated using the difference between $4.15, the closing price of the company’s stock as of December 31, 2010, and the option strike price.

(3)	This amount includes the value of stock options that vest upon the company achieving net income of at least $1.00 (determined in accordance with generally accepted accounting principles, consistently applied) in two consecutive fiscal quarters. This performance condition had not been met as of December 31, 2010. However, for purposes of this calculation we have assumed that those performance conditions were met.

(4)	Represents the dollar value of restricted stock using $4.15, the closing price of the company’s stock as of December 31, 2010.

Severance Arrangements

Pursuant to the terms of their employment agreements, each of Messrs. Lavine, Muni and Ziemba is entitled to certain benefits in the event of the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement). Under these circumstances, we will pay each of Messrs. Lavine, Muni and Ziemba, in addition to all accrued but unpaid base salary guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, an amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro-rated guaranteed minimum bonus amount. Each of Messrs. Lavine, Muni and Ziemba may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination, provided that Mr. Lavine’s severance amount and COBRA payments will be reduced by 50% if the involuntary termination occurs after he has provided notice of his intent to resign. Assuming termination of employment had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have each received incremental values of $718,660 as a result of the provisions of these employment agreements. Messrs. Steinberg and Siracusano are not party to employment agreements.

Acceleration of Options

Certain of the stock options we have granted to Messrs. Lavine, Muni, Siracusano, Steinberg and Ziemba provide that, upon a change of control (as defined in the applicable agreement) each such stock option will fully vest. As a result, assuming the change of control had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni, Siracusano, Steinberg and Ziemba would have received incremental values of $2,212,500, $883,000, $2,062,500, $10,708,125 and $2,038,000, respectively.

In addition, certain of the stock options we have granted to each of Messrs. Lavine, Muni and Ziemba provide that in the event of the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement), the portion of such stock option that would have otherwise vested during the one year period immediately following the date of termination will vest. As a result, assuming the date of termination was on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $517,500, $338,250 and $616,000, respectively.

Acceleration of Restricted Stock

Certain of the restricted stock awards we have granted to each of Messrs. Lavine, Muni and Ziemba provide that, upon a change of control (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award will be removed. As a result, assuming the change of control had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $2,490,000, $415,000 and $207,500, respectively.

Certain of the restricted stock awards we have granted to each of Messrs. Lavine, Muni and Ziemba provide that, upon the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award that would have been removed within the twelve month period that immediately follows the date of termination will be removed. As a result, assuming such termination occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $714,721, $507,221 and $299,721, respectively.

In addition, certain of the restricted stock awards we have granted to each of Messrs. Siracusano and Steinberg provide that, upon the involuntary termination of his employment without “cause” (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award will be removed. As a result, assuming such termination occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Siracusano and Steinberg would have received incremental values of $115,279 and $461,111, respectively.

Compensation of Directors

The Board of Directors has determined that each of our non-employee directors that does not hold his membership on the Board of Directors pursuant to a contractual right granted to investors in one or more of our private placements (see “Director and Officers–Board Composition”) is entitled to receive compensation for service as a director. At September 30, 2011, three directors were qualified to receive compensation under this program: Messrs. Begleiter, Lilien and Salerno. However, in connection with his appointment to our Board of Directors in January 2001, Mr. Begleiter waived his right to receive compensation for three years. Under this compensation program these qualifying directors receive a grant of equity valued at $300,000 on the date of grant that vests over three years on the first three anniversaries of the date of grant.

In addition, each of these directors receives the following annual retainers:

•	$30,000 for board service;

•	$10,000 additional for service on either the Audit Committee or the Compensation Committee;

•	$5,000 additional for service on the Nominating Committee;

•	$10,000 additional for chairmanship of either the Audit Committee or the Compensation Committee;

•	$40,000 additional for Independent Lead Director.

All of our directors are reimbursed for out-of-pocket expenses for attending meetings. Our directors also participate in the insurance and indemnification arrangements described below.

The following table describes director compensation for non-management directors for the year ended December 31, 2010. Messrs Salerno and Lilien were the only directors to receive compensation in the year ended December 31, 2010. Directors who are also officers of WisdomTree are not entitled to any compensation for their services as a director.

Director Compensation Table for the 2010 Fiscal Year

Name	Fees Earned or Paid in Cash	Total
Frank Salerno	$110,000	$110,000
R. Jarrett Lilien	$53,693	$53,693

Limitation of Liability and Indemnification Arrangements

As permitted by the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation and amended and restated by-laws limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our Board of Directors, certain employees to the fullest extent permitted by the DGCL; and

•

advance expenses, including attorneys’ fees, to our directors and, in the discretion of our Board of Directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have also entered into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by the DGCL and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors or executive officers or holders of more than 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or material interest other than the transactions described below.

October 2009 Private Placement

On October 15, 2009, we closed a private placement of our common stock in which we sold 6,666,672 shares for aggregate consideration of $5,000,000. Pursuant to the terms of the Securities Purchase Agreement and a Third Amended and Restated Registration Rights Agreement, we agreed to provide the investors in this private placement with certain rights that continued after the closing as follows:

•

Until our common stock is listed on either the New York Stock Exchange or the NASDAQ Global Market, we agreed that these investors, together with the investors in our prior private placements of common stock that were completed in November 2004, July 2005 and December 2006, would have the pre-emptive right to purchase a proportionate share of all future issuances of equity securities (including rights to acquire equity securities, such as options and warrants, and debt securities convertible into equity securities) by our company subject to certain exceptions, such as (i) firm commitment public offerings, (ii) in connection with the acquisition of other companies, (iii) pursuant to employee and director equity compensation programs and (iv) to vendors and consultants to the company if they are issued in consideration for goods or services provided to the company. Under this pre-emptive right, we agreed to give the investors prior notice of the intended issuance and the investors then have a right to subscribe for a portion of the issuance in proportion to their ownership of the company’s outstanding common stock determined on a fully diluted basis. The investors also have a further right to subscribe for additional shares of our common stock if other investors do not subscribe for their full proportionate share.

•

We also agreed that as long as Michael Steinhardt individually, and RRE Ventures III-A, L.P., RRE Ventures Fund III, L.P., and RRE Ventures III, L.P. (collectively the “RRE Entities”), collectively, beneficially own at least 10,000,000 shares of common stock, they each shall have the independent right to require the company to either (i) appoint a designee, reasonably acceptable to our Board of Directors, as a member of our Board of Directors, or (ii) provide a designee with notice of all board meetings and copies of all materials delivered to members of our Board of Directors and permit such designee to attend and observe each meeting of our Board of Directors. We further agreed that Mr. Steinhardt and James D. Robinson, IV, as a designee of the RRE Entities, both of whom currently serve as directors of our company, were acceptable as designees of Mr. Steinhardt and the RRE Entities, respectively. A similar right was granted to James E. Manley, a principal investor in the company’s December 2006 private placement, except that Mr. Manley’s continued minimum requisite beneficial ownership is 2,050,000 shares. Anthony Bossone serves as a director of our company as the designee of Mr. Manley.

•

We also granted registration rights to the investors that provide them with the right to have their shares of our common stock registered under the Securities Act of 1933, as amended, for resale to the public unless their shares are otherwise freely transferable in the public market without being subject to the volume limitations under Rule 144 or the shares have already been registered. These registrations are at the expense of the company and the investors were provided with demand registration rights (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right), demand registration rights with respect to registration rights on Form S-3 (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right) and “piggy-back” registration rights (without numerical limitation).

The executive officers, directors and 5% or greater stockholders set forth in the table below participated in the October 2009 private placement and the number of shares and consideration paid is set forth next to their names. The participation by these related parties was approved by those members of the Audit Committee and our Board of Directors that were not participating in the private placement, after disclosure was made of the participation by the other directors. We believe that the sale of our common stock in the October 2009 private placement was made on terms no less favorable to us than could have been obtained from unaffiliated third parties. In reaching this conclusion, the directors that were not participating in the placement were aware of the company’s previous unsuccessful efforts to obtain financing from unrelated parties and the fact that most of the investors in the company that had invested in prior private placements and held a pre-emptive right to participate in the October 2009 placement had declined to participate.

Investor	Relationship to Company	Shares Purchased	Consideration Paid
Anthony Bossone	A director	400,000	$300,000
Hillcrest Financial, LLC	An affiliate of Frank Salerno, a director	200,000	$150,000
R. Jarrett Lilien	A director	266,667	$200,000
Bruce Lavine and his spouse	A director and executive officer	266,667	$200,000
Amit Muni	An executive officer	66,667	$50,000
RRE Entities	5%-or-greated stockholder and affiliate of James D. Robinson, IV, a director	666,667	$500,000
S Family Partners, L.P.	The general partner of which is the spouse of Michael Steinhardt, Chairman of the Board and 5% or greater stockholder	2,666,667	$2,000,000
Peter M. Ziemba	An executive officer	200,000	$150,000

Stockholders Agreement

We are a party to an Amended and Restated Stockholder’s Agreement, dated December 21, 2006, among Michael Steinhardt, the RRE Entities, James E. Manley and Jonathan Steinberg. Under this agreement, Messrs. Steinhardt and Steinberg and the RRE Entities agreed to vote their shares for a director nominee of Mr. Manley as long as Mr. Manley holds no fewer than 2,050,000 shares of our common stock. All rights to designate directors under the stockholders agreement terminated immediately upon our common stock being listed on the NASDAQ Global Market on July 26, 2011.

Mr. Steinhardt and the RRE Entities also agreed to give each other and Mr. Manley the opportunity to sell a proportionate share of his common stock if either of them were to sell more than 1 million of their shares in a private transaction. This obligation, known as a “tag-along” right, terminates on July 26, 2012, which is one year after our common stock was listed on the NASDAQ Global Market, pursuant to the terms of the agreement. Furthermore, Mr. Steinberg agreed to give Mr. Steinhardt and the RRE Entities a right-of-first refusal to purchase any shares he intends to sell if he were to sell any of his shares in a private transaction.

Family Relationship

Jeremy Rayne Steinberg, the stepbrother of Jonathan Steinberg, our CEO, was formerly employed by our company as eCommerce Manager. In 2008, 2009 and 2010 he was paid $143,750, $129,425 and $158,333 in cash compensation as salary and bonus related to his employment. In addition, as an employee he received restricted stock awards of 7,500, 16,393 and 6,667 shares in each of 2008, 2009 and 2010, and in January 2011 he received a restricted stock award of 3,378 shares. The grant awarded in 2008 vested in 28 months and the other awards had one year vesting schedules and represented 25% of the value of the discretionary bonus awarded to him for the prior year.

Procedures for Approval of Related Person Transactions

In accordance with its written charter, our Audit Committee conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of our Audit Committee is required for all related party transactions. The term “related person transaction” refers to any transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC, except that “related party transactions” do not include compensation or employment arrangements that we disclose in our proxy statement (or, if the related person is an executive officer, that we would disclose if such person was a named executive officer).

Director Independence

See the section entitled “Board Independence” under the section “Management” above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of September 30, 2011 by:

•

each person (including any “group” of persons as that term is used in Section 13d-3 of the Exchange Act) we know to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Except as otherwise indicated in the footnotes to the following table, we believe, based on the information provided to us, that the persons named in the following table have sole vesting and investment power with respect to the shares they beneficially own, subject to applicable community property laws. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. Unless otherwise noted, the business address of each of the persons and entities that beneficially own 5% or more of the outstanding shares of common stock is c/o WisdomTree Investments, Inc., 380 Madison Avenue, 21st Floor, New York, N.Y. 10017.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders’ interest.

Percentage of beneficial ownership in the table below is based on 115,962,511 shares of our common stock deemed to be outstanding as of September 30, 2011, including shares of restricted stock issued to our employees but not yet vested. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option, no exercise of options after June 30, 2011 except for              shares of common stock to be issued and sold in this offering upon the exercise of vesting stock options and the sale of              shares of our common stock by the selling stockholders).

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
Named Executive Officers
Jonathan L. Steinberg(1)	12,043,307	9.7
Bruce I. Lavine(2)	1,958,014	1.7
Amit Muni(3)	582,866	0.5
Luciano Siracusano, III(4)	1,461,695	1.3
Peter M. Ziemba(5)	1,323,198	1.1
Directors
Michael Steinhardt(6)	35,155,362	30.1
Steven L. Begleiter(7)	—	—
Anthony Bossone	400,000	0.3
R. Jarrett Lilien(8)	649,476	0.6
James D. Robinson, IV(9)	20,212,823	17.4
Frank Salerno(10)	1,070,273	0.8
Other 5% or Greater Stockholders
Entities Affiliated with RRE Ventures, LLC(11)	20,212,823	17.4
Flexpoint Fund, L.P.(12)	10,000,000	8.6
All directors and executive officers as a group (11 persons)(13)	74,861,624	58.2
Other Selling Stockholders
S Family Partners, L.P.	2,666,667	2.3

(1)	Includes (i) 798 shares of common stock owned by Mr. Steinberg’s spouse with whom he may be deemed to share voting power; (ii) 16,889 shares of common stock held in a joint account with Mr. Steinberg’s spouse with whom he shares voting power; (iii) 18,191 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Steinberg until they vest, but over which he exercises voting control; and (iv) 8,314,292 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011. Excludes an aggregate of 875,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of September 30, 2011.

(2)	Includes 460,395 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Lavine until they vest, but over which he exercises voting power; and 150,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011. Excludes an aggregate of 525,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of September 30, 2011.

(3)	Includes (i) 105,197 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Muni until they vest, but over which he exercises voting power; and (ii) 225,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011. Excludes an aggregate of 325,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of September 30, 2011.

(4)	Includes (i) 18,191 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Siracusano until they vest, but over which he exercises voting control; and (ii) 1,345,259 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011. Excludes an aggregate of 100,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of September 30, 2011.

(5)

Includes (i) 105,197 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Ziemba until they vests, but over which he exercises voting control; (ii) 800,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011; and (iii) 9,600 shares of common stock owned by Mr. Ziemba’s adult son, over which Mr. Ziemba possesses shared voting and dispositive power. Excludes an aggregate of 100,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of September 30, 2011.

(6)	Includes 835,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011. Does not include 2,666,667 shares of common stock owned by S Family Partners, L.P., a limited partnership for which Mr. Steinhardt’s spouse is the sole general partner and the limited partners are Mr. Steinhardt’s adult children. Mr. Steinhardt disclaims any beneficial ownership of the shares of common stock held by S Family Partners, L.P.

(7)	Mr. Begleiter serves as a Managing Principal of Flexpoint Ford, LLC, an affiliate of Flexpoint Fund, L.P. However, Mr. Begleiter does not have voting or dispositive power over the 10,000,000 shares of common stock held by Flexpoint Fund, L.P., a private investment fund (See note 12 below).

(8)	Includes (i) 40,705 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Lilien until they vest, but over which he exercises voting power; and (ii) 394,735 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011, all of which shares and options are held by Bendigo partners, a sole proprietorship over which Mr. Lilien holds voting and dispositive power.

(9)	Includes 17,894,007 shares of common stock held by RRE Ventures III-A, L.P., 1,495,345 shares of common stock held by RRE Ventures Fund III, L.P., and 823,471 shares of common stock held by RRE Ventures III, L.P. (collectively the “RRE Entities”). The general partner of each of the RRE Entities is RRE Ventures GP III, LLC. The general partners of RRE Ventures GP III, LLC are James D. Robinson III, James D. Robinson IV, Stuart J. Ellman and Andrew L. Zalasin and they share voting and dispositive power over these shares. The business address of Mr. Robinson is 130 East 59th Street, New York, NY 10022. Mr. Robinson disclaims beneficial ownership of the shares held by the RRE Entities except to the extent of his pecuniary interest in the shares.

(10)	Includes (i) 100,180 shares of common stock held in a joint account with Mr. Salerno’s spouse with whom he shares voting and dispositive power, (ii) 283,334 shares of common stock held by Hillcrest Financial, LLC, a limited liability company of which Mr. Salerno and his spouse are the managing members and with whom Mr. Salerno shares voting and dispositive power, (iii) 40,705 shares of restricted stock that do not vest within 60 days of September 30, 2011 and are not transferable by Mr. Salerno until they vest, but over which he exercises voting power; and (iv) 634,426 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from September 30, 2011.

(11)	Includes 17,894,007 shares of common stock held by RRE Ventures III-A, L.P., 1,495,345 shares of common stock held by RRE Ventures Fund III, L.P., and 823,471 shares of common stock held by RRE Ventures III, L.P. (collectively the “RRE Entities”). The general partner of each of the RRE Entities is RRE Ventures GP III, LLC. The general partners of RRE Ventures GP III, LLC are James D. Robinson III, James D. Robinson IV, Stuart J. Ellman and Andrew L. Zalasin and they share voting and dispositive power over these shares. The business address of the RRE Entities is 130 East 59th Street, New York, NY 10022.

(12)	The business address of Flexpoint Fund, L.P. is 676 N. Michigan Avenue, Suite 3300, Chicago, Il 60611.

(13)	Includes an aggregate of 12,567,134 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 2011 held by the named executive officers and directors included in this group.

DESCRIPTION OF CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the provisions of our amended and restated certificate of incorporation.

Common Stock

There were 115,962,511 shares of our common stock, par value $0.01 per share, issued and outstanding as of September 30, 2011, including restricted stock that has not yet vested. Each share of our common stock has one vote. Because holders of our common stock do not have cumulative voting rights or preemptive or other subscription rights, the holders of a majority of our common stock can elect all of the members of our Board of Directors. We cannot redeem our common stock. Holders of our common stock are entitled to any dividends as may be declared by our Board of Directors out of legally available funds. If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to receive a pro rata portion of all of our assets available for distribution to our stockholders. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Price Range of our Common Stock

Our common stock is traded on the NASDAQ Global Market under the symbol “WETF.” Prior to July 26, 2011, our common stock was quoted on the over-the-counter Pink OTC Markets under the symbol “WSDT.” The following table sets forth the intra-day high and low sale prices per share as reported by the NASDAQ Global Market and the Pink OTC Markets, for the respective periods that our common stock was traded thereon.

Period	High	Low
Fiscal 2011
Quarter ended September 30, 2011	$9.60	$6.35
Quarter ended June 30, 2011	$7.25	$5.68
Quarter ended March 31, 2011	$5.87	$4.08
Fiscal 2010
Quarter ended December 31, 2010	$4.15	$2.30
Quarter ended September 30, 2010	$2.55	$1.75
Quarter ended June 30, 2010	$3.00	$2.01
Quarter ended March 31, 2010	$3.04	$1.85
Fiscal 2009
Quarter ended December 31, 2009	$2.35	$1.50
Quarter ended September 30, 2009	$1.55	$1.02
Quarter ended June 30, 2009	$1.63	$0.60
Quarter ended March 31, 2009	$0.85	$0.52

On September 30, 2011, the high and low trading prices for shares of our common stock were $7.97 and $6.88 per share, respectively. As of September 30, 2011, there were approximately 154 registered holders of record of shares of our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	8,527,847	$1.16	5,834,970
Equity compensation plans not approved by security holders(2)	12,915,770	$0.23	631,865
Total	21,443,617	$0.60	6,466,835

(1)	Includes securities issuable upon exercise of outstanding options, warrants and rights that were issued pursuant to the Company’s 1993 Stock Option Plan, 1996 Performance Equity Plan, 2000 Performance Equity Plan and 2005 Performance Equity Plan.

(2)	Our non-plan options are similar to options granted under our equity compensation plans and generally were granted outside of these plans when insufficient shares were available for grant under our plans. These options provide the holder with the right to purchase a certain number of shares of our common stock at a predetermined fixed price for a period of not more than ten years. All of the non-plan options were granted to directors, employees or advisors to our Board of Directors and the exercise price was determined to be not less than the fair market value of our common stock on the date of grant.

Preferred Stock

Subject to the provisions of our certificate of incorporation and to the limitations prescribed by law, our Board of Directors has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of our authorized but unissued preferred stock, par value $0.01 per share, in one or more series. Our Board of Directors has the power and authority to fix the rights, designations, preferences, privileges, qualifications and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. No preferred stock is outstanding and we have no present plans to issue any shares of preferred stock.

Having undesignated preferred stock enables us to render more difficult or to discourage a third party’s attempt to obtain control of us by means of a tender offer, proxy contest, merger, or otherwise, which thereby protects the continuity of our management. The issuance of shares of our preferred stock also may discourage a party from making a bid for our common stock because such issuance may adversely affect the rights of the holders of our common stock. For example, preferred stock that we issue may rank prior to our common stock as to dividend rights, liquidation preference, or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance by us of shares of preferred stock may discourage or delay bids for our common stock or may otherwise adversely affect the market price of our common stock.

Registration Rights

We have granted registration rights to the investors that provide them with the right to have their shares of common stock in the company registered under the Securities Act of 1933 for resale to the public unless their shares are otherwise freely transferable in the public market without being subject to the volume limitations under Rule 144 or the shares have already been registered. These registrations are at the expense of the company and the investors were provided with demand registration rights (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right), demand registration rights with respect to registration rights on Form S-3 (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right) and “piggy-back” registration rights (without numerical limitation).

Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law as our common stock is listed on a national securities exchange. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our amended and restated certificate of incorporation, our Board of Directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of Stockholders. Our amended and restated by-laws provide that only a majority of the members of our Board of Directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Amendment to Certificate of Incorporation and By-laws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our amended and restated certificate of incorporation authorizes shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company serves as our transfer agent and registrar for our common stock.

Listing

Since July 26, 2011, our common stock has been traded on the NASDAQ Global Market under the symbol “WETF.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material United States federal income and estate tax considerations for non-U.S. Holders (as defined below)relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service (the “IRS”), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

a trust that (1) is subject to the primary supervision of a United States court and one or more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income tax regardless of source.

If a partnership or other entity taxed as a partnership, is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or member in an entity taxed as a partnership holding shares of our common stock should consult its own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the investor is a United States expatriate or former long-term permanent resident, an integral part or controlled entity of a foreign sovereign, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax, broker-dealer, dealer in securities or currencies, financial institution, regulated investment company, real estate investment trust, tax-exempt entity, insurance company, hybrid entity, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, tax-qualified retirement plans, person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, and partnerships or other entities taxed as partnerships (and their owners). Finally, this summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any distributions on our common stock in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of United States federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment or a fixed base, in the case of an individual, the non-U.S. holder maintains in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Sale or Other Disposition of Common Stock

Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a United States trade or business and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, (“FIRPTA”), treat the gain as effectively connected with a United States trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” (“USRPHC”). In general, we would be a USRPHC if the fair market value of our United States real estate comprised 50% or more of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively owns more than 5% of our outstanding common stock.

If any gain from the sale, exchange or other disposition of common stock, (1) is effectively connected with a United States trade or business conducted by a non-U.S. holder and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence so provides, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to United States federal income tax at the regular graduated rates. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its United States trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Legislation Affecting Certain Non-U.S. Holders

Legislation enacted in 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Pursuant to published guidance from the IRS and the U.S. Treasury Department, this legislation generally applies to payments of dividends made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

We must report to a non-U.S. holder and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person as defined under the Code that is not an exempt recipient.

The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder furnishes to the broker the required certification as to its non-U.S. status, such as by providing the forms referenced above (and the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person) and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Effective January 1, 2011, brokers required to file such information returns with respect to stock in a corporation acquired on or after January 1, 2011 must also report (1) each customer’s adjusted basis (computed in accordance with rules formulated for this reporting requirement) and (2) whether any gain or loss realized is long-term or short-term. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting. Information reporting, but not backup withholding, except in limited circumstances, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker with certain connections to the United States, unless the non-U.S. holder furnishes to the broker the required certification as to its non-U.S. status as described above and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax and may be refunded to the extent it results in an overpayment of tax and appropriate information is timely supplied to the IRS.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part of the shares of common stock to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the public offering price, underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

Total
	Per Share	Without Option	With Option

Public offering price	$	$	$

Underwriting discounts and commissions
by us	$	$		—
by the selling stockholders	$	$	$

Proceeds, before expenses
to us	$	$		—
to the selling stockholders	$	$	$

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us and the selling stockholders will be approximately $        .

We, the selling stockholders, our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, we will not, during the period beginning on the date of this prospectus and ending 90 days thereafter:

•

offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for or repayable with our common stock;

•

enter into any swap or any other agreement or any transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities; or

•

exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for or repayable with our common stock or file or cause to be filed any registration statement in connection therewith;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This lock-up provision applies to common stock and such other securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The shares are listed on the NASDAQ Global Market under the symbol “WETF.”

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make for these liabilities.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ respective websites is not part of this prospectus.

Conflict of Interest

Jonathan L. Steinberg, our Chief Executive Officer and one of the selling stockholders, holds a general securities license and, like all members of our sales force, is associated with the distributor of our ETFs, Alps Distributors, Inc., a broker-dealer subject to FINRA regulations. Because more than five percent of the net offering proceeds will be received by Mr. Steinberg upon the sale of his shares, a “conflict of interest” is deemed to exist under FINRA Rule 5121. This offering is being conducted in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” (as such term is defined in Rule 5121) is not necessary in connection with this offering, as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest, and meet the requirements of paragraph (f)(12)(E) of Rule 5121.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the U.S. that would permit a public offering of our common stock, or the possession, circulation or distribution of a prospectus or any other material relating to us and our common stock in any country or jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland. The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre. This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Relationships

The underwriters or their affiliates may engage in transactions with, and may perform and have, from time to time, performed investment banking and advisory services for us in the ordinary course of their business and for which they have received or would receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements of WisdomTree Investments, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

We are also subject to the reporting and information requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

WISDOMTREE INVESTMENTS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

    WisdomTree Investments, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WisdomTree Investments, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WisdomTree Investments, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY

March 31, 2011

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$14,233	$11,476
Investments	1,295	2,627
Accounts receivable	4,825	2,884
Other current assets	642	961

Total current assets	20,995	17,948
Fixed assets, net	756	977
Investments	7,300	6,693
Other noncurrent assets	91	85

Total assets	$29,142	$25,703

Liabilities and stockholders’ equity
Liabilities:
Current liabilities:
Fund management and administration payable	$5,714	$5,055
Compensation and benefits payable	3,638	2,587
Accounts payable and other liabilities	2,263	1,603

Total current liabilities	11,615	9,245
Other noncurrent liabilities	292	430

Total liabilities	11,907	9,675

Stockholders’ equity:
Preferred stock, par value $0.01; 2,000 shares authorized:	—	—
Common stock, par value $0.01; 250,000 shares authorized; issued: 115,291 and 114,535; outstanding: 113,132 and 110,106	1,152	1,145
Additional paid-in capital	158,236	149,487
Accumulated deficit	(142,153)	(134,604)

Total stockholders’ equity	17,235	16,028

Total liabilities and stockholders’ equity	$29,142	$25,703

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

	Year Ended December 31,
	2010	2009	2008
Revenues:
ETF advisory fees	$40,567	$20,812	$21,643
Other income	1,045	1,283	1,968

Total revenues	41,612	22,095	23,611
Expenses:
Compensation and benefits	19,193	18,943	20,338
Fund management and administration	14,286	13,387	14,772
Marketing and advertising	3,721	2,762	5,875
Sales and business development	2,730	2,495	3,642
Professional and consulting fees	3,779	1,780	1,871
Occupancy, communication, and equipment	1,118	1,087	1,564
Depreciation and amortization	314	360	337
Third party sharing arrangements	2,296	89	(320)
Other	1,724	2,420	2,577

Total expenses	49,161	43,323	50,656

Loss before provision for income taxes	(7,549)	(21,228)	(27,045)
Provision for income taxes	—	—	—

Net loss	$(7,549)	$(21,228)	$(27,045)

Net loss per share—basic and diluted	$(0.07)	$(0.21)	$(0.27)

Weighted-average common shares—basic and diluted	111,981	103,397	100,236

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain/(Loss)	Accumulated Deficit	Total
	Shares Issued	Par Value
Balance—January 1, 2008	103,369	$1,033	$124,602	$—	$(86,331)	$39,304
Restricted stock issued, net	1,107	11	(11)	—	—	—
Exercise of stock options	96	1	3	—	—	4
Stock issued for services	672	7	1,279	—	—	1,286
Net unrealized loss on investments	—	—	—	(3)	—	(3)
Stock-based compensation	—	—	8,510	—	—	8,510
Net loss	—	—	—	—	(27,045)	(27,045)

Balance—December 31, 2008	105,244	1,052	134,383	(3)	(113,376)	22,056
Net proceeds from sale of common stock	6,667	67	4,921	—	—	4,988
Restricted stock issued, net	1,906	19	(19)	—	—	—
Exercise of warrants	194	2	(2)	—	—	—
Stock issued for services	524	5	1,013	—	—	1,018
Net unrealized gain on investments	—	—	—	3	—	3
Stock-based compensation	—	—	9,191	—	—	9,191
Net loss	—	—	—	—	(21,228)	(21,228)

Balance—December 31, 2009	114,535	1,145	149,487	—	(134,604)	16,028
Restricted stock issued, net	501	5	(5)	—	—	—
Exercise of stock options, net	235	2	(1)	—	—	1
Stock issued for services	20	—	29	—	—	29
Stock-based compensation	—	—	8,726	—	—	8,726
Net loss	—	—	—	—	(7,549)	(7,549)

Balance—December 31, 2010	115,291	$1,152	$158,236	$—	$(142,153)	$17,235

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(7,549)	$(21,228)	$(27,045)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization and other	314	583	675
Stock-based compensation	8,755	10,209	9,546
Loss on subleased office space	—	—	139
Deferred rent	(105)	(185)	(36)
Accretion to interest income	4	(68)	111
(Increase)/decrease in operating assets and liabilities:
Accounts receivable	(1,941)	(1,354)	468
Other assets	313	(45)	579
Fund management and administration payable	659	(3,911)	2,600
Compensation and benefits payable	1,051	575	(1,531)
Accounts payable and other liabilities	627	397	(1,121)

Net cash provided by/(used in) operating activities	2,128	(15,027)	(15,615)
Cash flows from investing activities:
Purchase of fixed assets	(93)	(295)	(703)
Purchase of investments	(6,935)	(7,290)	(16,809)
Proceeds from the redemption of investments	7,656	15,825	31,260

Net cash provided by investing activities	628	8,240	13,748
Cash flows from financing activities:
Net proceeds from sale of common stock	—	4,988	—
Proceeds from exercise of stock options and warrants	1	—	4

Net cash provided by financing activities	1	4,988	4

Net increase/(decrease) in cash and cash equivalents	2,757	(1,799)	(1,863)
Cash and cash equivalents—beginning of year	11,476	13,275	15,138

Cash and cash equivalents—end of year	$14,233	$11,476	$13,275

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$11	$3	$5

Noncash investing and financing activities:
Cash less exercise of stock options and warrants	$517	$81	$1

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share and Per Share Amounts)

1. Organization and Description of Business

WisdomTree Investments, Inc. (WisdomTree or the Company) is a New York-based exchange-traded fund sponsor and asset manager. The Company is the eighth largest sponsor of ETFs in the United States based on assets under management (“AUM”). In June 2006, the Company launched 20 ETFs and, as of February 28, 2011, has 45 ETFs with AUM of approximately $10.3 billion. Through its operating subsidiary, the Company provides investment advisory and other management services to the WisdomTree Trust (“WTT”) and WisdomTree ETFs. The Company also licenses its indexes to third parties and promotes the use of WisdomTree ETFs in 401(k) plans. The Company has the following subsidiaries:

•

WisdomTree Asset Management, Inc. (WTAM)—a wholly owned subsidiary formed in February 2005, is an investment advisor registered with the Securities and Exchange Commission (SEC). WTAM provides investment advisory and other management services to WTT and the WisdomTree ETFs. In exchange for providing these services, the Company receives advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

•

WisdomTree Retirement Services, Inc. (WTRS)—a wholly owned subsidiary formed in August 2007, markets with selected third parties the use of WisdomTree ETFs in 401(k) plans as well as offering a platform that offers ETFs to the 401(k) marketplace.

WTT, a non-consolidated third-party, is a Delaware statutory trust registered with the SEC as an open-end management investment company. The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust offers ETFs across equities, currency, fixed income and alternatives asset classes. The Company has licensed the use of its own fundamentally-weighted indexes on a non-exclusive basis to the WisdomTree Trust for the WisdomTree ETFs. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of the Company. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration services of WisdomTree Trust and the WisdomTree ETFs. The Company, in turn, has contracted with third parties to provide the majority of these administration services. In addition, certain officers of the Company provide general management services for the WTT.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations, and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries WTAM and WTRS. All intercompany accounts and transactions have been eliminated in consolidation. Certain accounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s consolidated financial statements presentation. These reclassifications had no effect on the previously reported net losses.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

Revenue Recognition

The Company earns investment advisory fees for ETFs and separately managed accounts as well as licensing fees from third parties. ETF advisory fees are based on a percentage of the ETFs average daily net assets and recognized over the period the related service is provided. Fees for separately managed accounts and licensing are based on a percentage of the average monthly net assets and recognized over the period the related service is provided.

Depreciation and Amortization

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets as follows:

Equipment	3 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter. Fixed assets are stated at cost less accumulated depreciation and amortization.

Marketing and Advertising

Advertising costs, including media advertising and production costs, are expensed when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be classified as cash equivalents. Cash and cash equivalents are held with one large financial institution.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customers’ obligations due under normal trade terms. An allowance for doubtful accounts is not provided since, in the opinion of management, all accounts receivable recorded are deemed collectible.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

Loss per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options, restricted shares, and warrants to purchase shares of common stock were not included in the computation of diluted loss per share for the years ended December 31, 2010, 2009 and 2008 as the Company incurred a loss during the period.

Investments

The Company accounts for most of its investments as held-to-maturity, which are recorded at amortized cost, which approximates fair value. For held-to-maturity investments, the Company has the intent and ability to hold investments to maturity and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

In 2009, the Company accounted for an investment as available-for-sale which is reported at fair value with unrealized gains or losses included in other comprehensive income. There were no material realized gains or losses recorded through earnings during the year.

On a periodic basis, the Company reviews its portfolio of investments for impairment. If a decline in fair value is deemed to be other-than-temporary, the security is written down to its fair value through earnings.

Subsequent Events

The Company has evaluated subsequent events after the date of the consolidated financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the report date of the consolidated financial statements.

Stock-Based Awards

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. The Company accounts for stock-based compensation for its employees based on the cost of employee services received in exchange for a stock-based award. Stock-based compensation is measured based on the grant-date fair value of the award and are amortized over the relevant service period.

Stock-based awards granted to non-employees for goods or services are valued at the fair value of the equity instruments issued or the fair value of consideration received, whichever is a more reliable measure of the fair value of the transaction, and recognized when performance obligations are complete.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

In order to recognize and measure any unrecognized tax benefits, management evaluates and determines whether any of its tax positions are more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. Management does not believe that the Company has any material uncertain tax positions. The Company records interest and penalties, if any, related to income taxes within the provision for income taxes in the consolidated statements of operations.

The Company currently has tax years December 31, 1996 through December 31, 2010 open for examination by federal and state agencies as of December 31, 2010.

Related-Party Transactions

The Company’s revenues are derived primarily from investment advisory agreements with WTT and WisdomTree ETFs. Under these agreements, the Company has granted WTT an exclusive license to its own indexes for operation of the WisdomTree ETFs. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration of WisdomTree Trust and the WisdomTree ETFs. The Company is also responsible for expenses of WTT, including the cost of transfer agency, custody, fund administration and accounting, legal, audit, and other non-distribution services. In exchange, the Company receives fees based on a percentage of the ETF average daily net assets. The advisory agreements may be terminated by WTT upon notice. Certain officers of the Company also provide general management oversight of WTT; however, these officers have no material decision making responsibilities and primarily implement the decisions of the Trustees. At December 31, 2010, and 2009, the balance of accounts receivable from WTT was approximately $4,612 and $2,657, respectively. Revenue from advisory services provided to WTT for the years ended December 31, 2010, 2009 and 2008 was approximately $40,567, $20,812 and $21,643, respectively.

Third Party Sharing Arrangements

Included in third party sharing arrangements expense are payments/(reimbursements) from/(to) the Company with respect to (i) a collaborative arrangement and (ii) marketing agreements with third parties:

Collaborative Arrangement—In 2008, the Company entered into a mutual participation agreement with Mellon Capital Management Corporation and Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, the Company is responsible for operating the ETFs and providing sales, marketing and research support at its own cost. Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues less third party costs, such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/loss”). The Company is responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. The Company has determined it is the principal participant for transactions under this collaborative arrangement and as such, records these transactions on a gross basis reflecting all of the revenues and third party expenses on its financial statements in accordance with the nature of the revenue or expense. Any net profit/loss payments are reflected in the Third Party Sharing Arrangement expense line.

Revenues and expenses under this collaborative arrangement included in the Company’s financial statement are as follows:

	Year Ended December 31,
	2010	2009	2008
ETF advisory fee revenue	$6,578	$1,623	$973

Expenses:
Fund management and administration	1,057	660	789
Marketing and advertising	809	674	581
Sales and business development	196	107	243
Other	4	4	—

Total third party expenses	2,066	1,445	1,613

Net profit/(loss)	4,512	178	(640)
50% sharing	$2,256	$89	($320)

Marketing agreements—In 2010, the Company entered into agreements with two external distribution firms to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America. Under these agreements, the Company will pay a percentage of their advisory fee revenue, subject to caps, to the marketing agents based on incremental growth in assets under management in the respective sales channel. The Company incurred marketing fees of $40 for the year ended December 31, 2010.

Segment, Geographic and Customer Information

The Company operates as one business segment, as an ETF sponsor and asset manager providing investment advisory services. Revenues are derived in the U.S. and all of the Company’s assets are located in the U.S.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

3. Investments and Fair Value Measurements

The following table is a summary of the Company’s investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Federal agency debt instruments	$8,595	$—	$9,190
Equity ETF	—	130	—

Total	$8,595	$130	$9,190

The following table summarizes unrealized gains, losses, and fair value of investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Cost/amortized cost	$8,595	$130	$9,190
Gross unrealized gains	47	—	64
Gross unrealized losses	(151)	—	(63)

Fair value	$8,491	$130	$9,191

The following table sets forth the maturity profile of investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Due within one year	$1,295	$130	$2,497
Due one year through five years	249	—	1,298
Due five years through ten years	796	—	1,009
Due over ten years	6,255	—	4,386

Total	$8,595	$130	$9,190

Fair Value Measurement

Under the accounting for fair value measurements and disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Instruments whose significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company’s available-for-sale investments and held-to-maturity securities are categorized as Level 1. The amortized cost of the held-to-maturity securities approximates fair value. The Company does not intend to sell its investments held-to maturity before the recovery of their amortized cost bases which may be at maturity.

Some of our financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts receivable, certain other current assets, accounts payable and other liabilities, fund management and administration payable, and compensation and benefits payable.

4. Fixed Assets

The following table summarized fixed assets:

	December 31,
	2010	2009
Equipment	$586	$496
Furniture and fixtures	234	232
Leasehold improvements	1,038	1,037
Less accumulated depreciation and amortization	(1,102)	(788)

Total	$756	$977

5. Commitments and Contingencies

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space, telephone, and data services. Expenses recorded under these agreements for the years ended December 31, 2010, 2009, and 2008 were approximately $1,015, $1,034 and $1,348, respectively.

Future minimum lease payments with respect to non-cancelable operating leases at December 31, 2010 are approximately as follows:

2011	$1,360
2012	1,263
2013	1,229
2014	76
2015 and thereafter	—

Total	$3,928

Letter of Credit

The Company collateralizes its office lease space through a standby letter credit in the amount of $700 held as an investment in debt securities, which is included in investments on the consolidated balance sheets at December 31, 2010 and 2009.

Contingencies

The Company is subject to various routine regulatory reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. The Company is not currently party to any litigation or other legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s operating results, financial condition or cash flows.

6. Stock-Based Awards

Stock Options

The Company grants stock options to employees, certain directors and non-employee consultants and special advisors for services. The Company has six stock option plans, which are similar in nature (collectively, referred to as the Plans). Under the Plans, the Company can issue a maximum of 25,000,000 shares of Common Stock pursuant to stock options and other stock-based awards and also has issued from time to time stock-based awards outside the Plans.

Options are issued generally for terms of ten years and vest between two to four years. Options are issued with an exercise price equal to the fair value of the Company on the date of grant. Options expire on dates ranging from May 13, 2011 to December 12, 2020.

In January 2009, the Company’s Compensation Committee and Board of the Directors approved a proposal to provide eligible employees an opportunity to exercise their underwater stock options in the future at an alternative lower strike price. To obtain the full benefit of the alternative strike price, employees are required to remain with the Company for an additional 4 years. Under the program, eligible employees could exercise one quarter of their stock options each year at an alternative strike price of $1.07. The alternative strike price represented a 50% premium to the Company’s thirty day volume weighted-average price on the day the program was approved. Options prices on the programs approval date ranged from $1.75 to $9.45 with a weighted-average exercise price of $4.34. The Company is recording a charge of $589 over four years which represents the excess of the fair value of eligible options using the alternative strike price over the existing strike price. For the years ended December 31, 2010 and 2009, the Company recorded $140 and $145, respectively, for this program.

A summary of option activity is as follows:

	Options	Weighted- Average Exercise Price
Outstanding January 1, 2008	18,360,674	$1.44
Granted	1,367,912	2.06
Forfeitures or expirations	(1,421,071)	3.84
Exercised	(95,806)	0.48

Outstanding at December 31, 2008	18,211,709	1.30
Granted	3,425,000	0.70
Forfeitures or expirations	(263,750)	2.55
Exercised	—	—

Outstanding at December 31, 2009	21,372,959	0.57
Granted	860,000	2.38
Forfeitures or expirations	(336,868)	2.77
Exercised	(452,474)	1.15

Outstanding at December 31, 2010	21,443,617	$0.60

The following table summarizes information on stock options outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2010	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable at December 31, 2010	Weighted- Average Exercise Price	Aggregate Intrinsic Value at December 31, 2010
$0.03—$0.45	11,922,574	2.8	$0.08	9,797,574	$0.09	$39,762
$0.70—$0.97	3,762,240	8.1	0.73	949,411	0.77	3,210
$1.07—$1.80	3,799,377	5.9	1.07	944,263	1.07	2,908
$2.03—$4.03	1,959,426	6.1	2.60	1,072,951	2.78	1,475

	21,443,617	4.6	$0.60	12,764,199	$0.44	$47,355

Included in the above tables are 1,398,333 options as of December 31, 2010, 2009 and 2008 for option awards granted to nonemployee consultants, special advisors and vendors. These options have a weighted exercise price of $1.40 and are fully exercisable.

The Company estimated the fair value for options using the Black-Scholes Option Pricing Model. The estimated weighted-average fair value for options granted in 2010, 2009 and 2008 was $2.38, $0.44 and $1.14, respectively. The following assumptions were used in the option pricing model:

	Year Ended December 31,
	2010	2009	2008
Expected life (years)	5.0	5.0	5.0
Risk free interest rate	1.13% to 2.54%	1.67% to 2.15%	1.50% to 3.73%
Dividends	—	—	—
Volatility	71.13% to 76.55%	76.72% to 78.47%	62.74% to 72.25%

The Company recognized stock-based compensation in the amount of $3,824, $4,253 and $4,612 for options awarded to employees and directors for the years ended December 31, 2010, 2009 and 2008, respectively.

The amount of unrecognized stock-based compensation relating to stock options grants as of December 31, 2010 is $2,734 and the weighted-average remaining vesting period is approximately 1.69 years.

The Company recognized stock-based compensation expense in the amount of $0, $47 and $34, for option awards to nonemployee consultants, special advisors and vendors for the years ended 2010, 2009 and 2008, which is included in professional and consulting fees and other expenses on the consolidated statements of operations.

In 2008, the Company modified 539,843 options by extending the exercise period for certain employees who were terminated from the Company. The Company recognized additional stock-based compensation expense of $285 related to these modifications.

Restricted Shares

The Company grants restricted stock to employees, and certain directors. All restricted stock awards require future service as a condition of delivery of the underlying shares of common stock along with certain other requirements outlined in the award agreements. Restricted stock awards generally vest over one to four years.

From time-to-time, the Company also grants restricted and common stock to nonemployee consultants, special advisors and vendors for services. In general, theses awards vest over the contractual period of the consulting arrangement. The fair value of these awards is measured at the grant dated fair value and re-measured at each reporting period. Fair value is determined as the closing price of the Company’s common stock on the date of grant.

The following table summarizes information about restricted shares outstanding for the years ended December 31, 2010, 2009 and 2008:

Restricted Stock Awards
Unvested balance at January 1, 2008	3,943,538
Granted	1,212,377
Vested	(1,145,517)
Forfeited	(105,156)

Unvested balance at December 31, 2008	3,905,242
Granted	1,962,319
Vested	(1,380,935)
Forfeited	(56,503)

Unvested balance at December 31, 2009	4,430,123
Granted	554,011
Vested	(2,772,125)
Forfeited	(53,500)

Unvested balance at December 31, 2010	2,158,509

Included in the above table are 750,000, 1,325,30 and 1,687,350 shares of unvested restricted stock as of December 31, 2010, 2009 and 2008, respectively, for awards granted to nonemployee consultants, special advisors and vendors.

The Company recognized stock-based compensation in the amount of $2,921, $3,864 and $3,545 for restricted stock awards to employees and directors for the year ended 2010, 2009 and 2008, respectively. The amount of unrecognized stock-based compensation expense for employee restricted share grants as of December 31, 2010 is approximately $783, and the weighted-average remaining vesting period is approximately 1.49 years.

The Company recognized stock-based compensation expense in the amount of $2,010, $2,045 and $1,355, for restricted stock awards to nonemployee consultants, special advisors and vendors for the years ended 2010, 2009 and 2008, which is included in professional and consulting fees and other expenses on the consolidated statements of operations.

Warrants

In connection with the Company’s financing in 2004, the Company issued 300,000 warrants exercisable at $0.28 per share. 96,124 warrants were forfeited and 193,876 were exercised in 2009. The Company has no further warrants outstanding.

7. Employee Benefit Plans

The Company has a 401(k) savings plan covering all eligible employees in which the Company can make discretionary contributions from its profits. The Company has not made any discretionary contributions for years ended December 31, 2010, 2009 and 2008.

8. Other Comprehensive Loss

Accumulated other comprehensive loss is summarized as follows:

	Unrealized Loss/Gain on Securities	Accumulated Other Comprehensive Loss/Gain
Balance—January 1, 2009	$(3)	$(3)
Period change	3	3

Balance—December 31, 2009	—	—
Period change	—	—

Balance—December 31, 2010	$—	$—

9. Income Taxes

At December 31, 2010 and 2009, the Company had net operating losses carry forward of $101,856 and $93,552, respectively. This carry forward includes a Section 382 (of the U.S. Internal Revenue Code) limited net operating loss of approximately $17,657 at December 31, 2010, which expires at various dates through 2024 and the utilization of which is limited in future years. In 2010, $2,381 of these losses expired. During 2010, the Company preformed a Section 382 study and approximately $7,100 of the net operating loss carry forward was deemed unusable. At this time, the Company has determined that no limitations will apply to the post ownership losses at December 31, 2010 of $84,199 which expires at various dates through 2030. The Company has generated operating losses through December 31, 2010.

The composition of the deferred tax asset is summarized as follows by applying a 45.96% and 44.38% tax rate at December 31, 2010 and 2009, respectively, to the deferred tax items. The deferred tax asset has been offset by a valuation allowance:

	December 31,
	2010	2009
Deferred tax assets:
Net operating losses	$42,803	$41,518
Stock-based compensation	8,943	11,086
Fixed assets	185	—
Deferred rent liability	200	—
Other	51	—
Total deferred tax assets and liabilities	52,182	52,604
Less: valuation allowance	(52,182)	(52,604)

Net deferred tax assets and liabilities	$—	$—

A reconciliation between the statutory federal income tax rate of 35% and the Company’s effective rate is as follows:

	December 31,
	2010	2009	2008
Federal statutory rate	(35.00%)	(35.00%)	(35.00%)
State income tax rate, net of federal benefit	(10.17%)	(9.88%)	(9.00%)
Other differences, net	(0.79%)	0.50%	—
Valuation allowance	45.96%	44.38%	44.00%

Effective rate	0.00%	0.00%	0.00%

10. Financing

In October 2009, the Company completed a financing raising $4,988 net of expenses through the issuance of 6,666,672 shares of common stock primarily from its existing investors. The proceeds from this financing has been and will be used for general business purposes.

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

	June 30, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,386	$14,233
Investments	299	1,295
Accounts receivable	5,732	4,825
Other current assets	1,523	642

Total current assets	23,940	20,995
Fixed assets, net	679	756
Investments	7,876	7,300
Other noncurrent assets	74	91

Total assets	$32,569	$29,142

Liabilities and stockholders’ equity
Liabilities
Current liabilities:
Fund management and administration payable	$7,465	$5,714
Compensation and benefits payable	2,581	3,638
Accounts payable and other liabilities	2,423	2,263

Total current liabilities	12,469	11,615
Other noncurrent liabilities	220	292

Total liabilities	12,689	11,907

Stockholders’ equity
Preferred stock, par value $0.01; 2,000 shares authorized:	—	—
Common stock, par value $0.01; 250,000 shares authorized: issued: 115,630 and 115,291 outstanding: 114,112 and 113,132	1,156	1,152
Additional paid-in capital	160,033	158,236
Accumulated deficit	(141,309)	(142,153)

Total stockholders’ equity	19,880	17,235

Total liabilities and stockholders’ equity	$32,569	$29,142

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenues
ETF advisory fees	$16,514	$9,129	$30,787	$17,596
Other income	202	226	462	473

Total revenues	16,716	9,355	31,249	18,069

Expenses
Compensation and benefits	4,610	4,600	9,827	9,855
Fund management and administration	5,736	3,306	9,898	6,703
Marketing and advertising	1,357	426	2,329	1,586
Sales and business development	913	746	1,658	1,206
Professional and consulting fees	1,090	707	2,449	1,731
Occupancy, communication and equipment	285	289	558	556
Depreciation and amortization	67	78	132	155
Third party sharing arrangements	1,512	636	2,640	876
Other	457	427	914	853

Total expenses	16,027	11,215	30,405	23,521

Income/(loss) before provision for income taxes	689	(1,860)	844	(5,452)
Provision for income taxes	317	—	388	—
Tax benefit	(317)	—	(388)	—

Net income/(loss)	$689	$(1,860)	$844	$(5,452)

Net income/(loss) per share—basic	$0.01	$(0.02)	$0.01	$(0.05)
Net income/(loss) per share—diluted	$0.01	$(0.02)	$0.01	$(0.05)
Weighted average common shares—basic	113,950	111,765	113,708	111,295
Weighted average common shares—diluted	134,887	111,765	134,694	111,295

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities
Net income/(loss)	$844	$(5,452)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation, amortization and other	132	155
Stock-based compensation	3,624	4,561
Deferred rent	(77)	(47)
Accretion to interest income	46	(9)
(Increase)/decrease in operating assets and liabilities:
Accounts receivable	(907)	(229)
Other assets	(864)	(1)
Fund management and administration payable	1,751	1,134
Compensation and benefits payable	(1,057)	(651)
Accounts payable and other liabilities	165	2

Net cash provided by/(used in) operating activities	3,657	(537)

Cash flows from investing activities
Purchase of fixed assets	(55)	(48)
Purchase of investments	(2,893)	(3,416)
Proceeds from the redemption of investments	3,267	5,056

Net cash provided by investing activities	319	1,592

Cash flows from financing activities
Shares repurchased	(1,823)	—
Proceeds from exercise of stock options	—	1

Net cash (used in)/provided by financing activities	(1,823)	1

Net increase in cash and cash equivalents	2,153	1,056
Cash and cash equivalents—beginning of period	14,233	11,476

Cash and cash equivalents—end of period	$16,386	$12,532

Supplemental disclosure of cash flow information
Cash paid for income taxes	$11	$4

Non-cash investing and financing activities:
Cashless exercise of stock options	$391	$55

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Share and Per Share Amounts)

(unaudited)

1. Organization and Description of Business

WisdomTree Investments, Inc. (“WisdomTree” or the “Company”) is a New York-based exchange-traded fund sponsor and asset manager. The Company is the eighth largest sponsor of ETFs in the United States based on assets under management (“AUM”). In June 2006, the Company launched 20 ETFs and, as of September 1, 2011, has 47 ETFs with AUM of $13.1 billion. Through its operating subsidiary, the Company provides investment advisory and other management services to the WisdomTree Trust (“WTT”) and WisdomTree ETFs. The Company also licenses its indexes to third parties and promotes the use of WisdomTree ETFs in 401(k) plans. The Company has the following subsidiaries:

•

WisdomTree Asset Management, Inc. (“WTAM”)—a wholly owned subsidiary formed in February 2005, is an investment advisor registered with the Securities and Exchange Commission (“SEC”). WTAM provides investment advisory and other management services to WTT and the WisdomTree ETFs. In exchange for providing these services, the Company receives advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

•

WisdomTree Retirement Services, Inc. (“WTRS”)—a wholly owned subsidiary formed in August 2007, markets with selected third parties the use of WisdomTree ETFs in 401(k) plans as well as offering a platform that offers ETFs to the 401(k) marketplace.

WTT, a non-consolidated third-party, is a Delaware statutory trust registered with the SEC as an open-end management investment company. The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust offers ETFs across equities, currency, fixed income and alternatives asset classes. The Company has licensed the use of its own fundamentally-weighted indexes on an exclusive basis to the WisdomTree Trust for the WisdomTree ETFs. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of the Company. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration services of WisdomTree Trust and the WisdomTree ETFs. The Company, in turn, has contracted with third parties to provide the majority of these administration services. In addition, certain officers of the Company provide general management services for the WTT.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries WTAM and WTRS. All intercompany accounts and transactions have been eliminated in consolidation. Certain accounts in the prior periods’ consolidated financial statements have been reclassified to conform to the current period’s consolidated financial statements presentation. These reclassifications had no effect on the previously reported net losses. These consolidated financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2010.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

Revenue Recognition

The Company earns investment advisory fees for ETFs and separately managed accounts as well as licensing fees from third parties. ETF advisory fees are based on a percentage of the ETFs average daily net assets and recognized over the period the related service is provided. Fees for separately managed accounts and licensing are based on a percentage of the average monthly net assets and recognized over the period the related service is provided.

Depreciation and Amortization

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets as follows:

Equipment	3 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter. Fixed assets are stated at cost less accumulated depreciation and amortization.

Marketing and Advertising

Advertising costs, including media advertising and production costs, are expensed when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be classified as cash equivalents. Cash and cash equivalents are held with one large financial institution.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customers’ obligations due under normal trade terms. An allowance for doubtful accounts is not provided because, in the opinion of management, all accounts receivable recorded are deemed collectible.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

Earnings/(Loss) per Share

Basic earnings or loss per share is computed by dividing net income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential reduction in earnings per share that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options and restricted shares to purchase shares of common stock were included in the three and six months ended June 30, 2011 but not included in the computation of diluted loss per share for the three and six months ended June 30, 2010 as the Company incurred losses during those periods.

Investments

The Company accounts for most of its investments as held-to-maturity, which are recorded at amortized cost, which approximates fair value. For held-to-maturity investments, the Company has the intent and ability to hold investments to maturity and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

On a periodic basis, the Company reviews its portfolio of investments for impairment. If a decline in fair value is deemed to be other-than-temporary, the security is written down to its fair value through earnings.

Subsequent Events

The Company has evaluated subsequent events after the date of the consolidated financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the issuance of these interim consolidated financial statements.

Stock-Based Awards

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. The Company accounts for stock-based compensation for its employees based on the cost of employee services received in exchange for a stock-based award. Stock-based compensation is measured based on the grant-date fair value of the award and are amortized over the relevant service period.

Stock-based awards granted to non-employees for goods or services are valued at the fair value of the equity instruments issued or the fair value of consideration received, whichever is a more reliable measure of the fair value of the transaction, and recognized when performance obligations are complete.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

In order to recognize and measure any unrecognized tax benefits, management evaluates and determines whether any of its tax positions are more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. Management does not believe that the Company has any material uncertain tax positions. The Company records interest and penalties, if any, related to income taxes within the provision for income taxes in the consolidated statements of operations.

The Company currently has tax years December 31, 1996 through December 31, 2010 open for examination by federal and state agencies as of June 30, 2011.

Related-Party Transactions

The Company’s revenues are derived primarily from investment advisory agreements with WTT and WisdomTree ETFs. Under these agreements, the Company has granted WTT an exclusive license to its own indexes for operation of the WisdomTree ETFs. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF stockholders and has contracted with the Company to provide for general management and administration of WisdomTree Trust and the WisdomTree ETFs. The Company is also responsible for expenses of WTT, including the cost of transfer agency, custody, fund administration and accounting, legal, audit, and other non-distribution services. In exchange, the Company receives fees based on a percentage of the ETF average daily net assets. The advisory agreements may be terminated by WTT upon notice. Certain officers of the Company also provide general management oversight of WTT; however, these officers have no material decision making responsibilities and primarily implement the decisions of the Trustees. At June 30, 2011 and December 31, 2010, the balance of accounts receivable from WTT was approximately $5,613 and $4,612, respectively. Revenue from advisory services provided to WTT for the three months ended June 30, 2011 and 2010 was approximately $16,514 and $9,129, respectively and for the six months ended June 30, 2011 and 2010 was approximately $30,787 and $17,596, respectively.

Third Party Sharing Arrangements

Included in third party sharing arrangements expense are payments (reimbursements) from/(to) the Company with respect to (i) a collaborative arrangement and (ii) marketing agreements with third parties:

Collaborative Arrangement—In 2008, the Company entered into a mutual participation agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, the Company is responsible for operating the ETFs and providing sales, marketing and research support at its own cost. Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues less third party costs, such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/(loss)”). The Company is responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. The Company has determined it is the principal participant for transactions under this collaborative arrangement and as such, records these transactions on a gross basis reflecting all of the revenues and third party expenses on its financial statements in accordance with the nature of the revenue or expense. Any net profit/(loss) payments are reflected in Third Party Sharing Arrangement expense on the consolidated financial statements.

Revenues and expenses under this collaborative arrangement included in the Company’s financial statement are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
ETF advisory fee revenue	$3,304	$1,659	$5,771	$2,950

Expenses:
Fund management and administration	366	226	692	444
Marketing and advertising	167	76	348	661
Sales and business development	27	84	46	91
Other	—	1	—	2

Total third party expenses	560	387	1,086	1,198
Net profit	2,744	1,272	4,685	1,752

50% sharing	$1,372	$636	$2,342	$876

Marketing agreements—In 2010, the Company entered into agreements with two external marketing firms to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America. Under these agreements, the Company will pay a percentage of their advisory fee revenue, subject to caps, to the marketing agents based on incremental growth in assets under management in the respective sales channel. The Company incurred marketing fees for the three and six months ended June 30, 2011 of $140 and $298, respectively.

Segment, Geographic and Customer Information

The Company operates as one business segment, as an ETF sponsor and asset manager providing investment advisory services. Revenues are derived in the U.S. and all of the Company’s assets are located in the U.S.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

In May 2011, FASB issued ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)”. ASU No. 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU No. 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU No. 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. At this time, management is evaluating the implications of ASU No. 2011-04 and its impact on the Company’s financial statements.

3. Investments and Fair Value Measurements

The following table is a summary of the Company’s investments:

	June 30, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Federal agency debt instruments	$8,175	$8,595

Total	$8,175	$8,595

The following table summarizes unrealized gains, losses, and fair value on investments:

	June 30, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Cost/amortized cost	$8,175	$8,595
Gross unrealized gains	45	47
Gross unrealized losses	(100)	(151)

Fair value	$8,120	$8,491

The Company’s table sets forth the maturity profile of investments:

	June 30, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Due within one year	$299	$1,295
Due one year through five years	249	249
Due five years through ten years	762	796
Due over ten years	6,865	6,255

Total	$8,175	$8,595

Fair Value Measurement

Under the accounting for fair value measurements and disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These three types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Instruments whose significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company’s available-for-sale investments and held-to-maturity securities are categorized as Level 1. The amortized cost of the held-to-maturity securities approximates fair value. The Company does not intend to sell its investments held-to maturity before the recovery of their amortized cost bases which may be at maturity.

Some of our financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts receivable, certain other current assets, accounts payable and other liabilities, fund management and administration payable, and compensation and benefits payable.

4. Commitments and Contingencies

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space, telephone, and data services. Expenses recorded under these agreements for the three months ended June 30, 2011 and 2010 were approximately $259 and $258 respectively. Expenses for the six months ended June 30, 2011 and 2010 were approximately $514 and $513 respectively.

Future minimum lease payments with respect to non-cancelable operating leases at June 30, 2011 are approximately as follows:

Remainder of 2011	$670
2012	1,266
2013	1,229
2014	74
2015 and thereafter	—

Total	$3,239

Letter of Credit

The Company collateralizes its leased office space through a standby letter credit in the amount of $700 held as an investment in debt securities, which is included in investments on the consolidated balance sheets at June 30, 2011 and December 31, 2010.

Contingencies

The Company is subject to various routine regulatory reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. The Company is not currently party to any litigation or other legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s operating results, financial condition or cash flows.

5. Stock-Based Awards

Stock Options and Restricted Stock

The Company grants stock options to employees, certain directors and non-employee consultants and special advisors for services. Options are issued generally for terms of ten years and vest between two to four years. Options are issued with an exercise price equal to the fair value of the Company on the date of grant. The Company estimated the fair value for options using the Black-Scholes Option Pricing Model.

The Company grants restricted stock to employees and certain directors. All restricted stock awards require future service as a condition of delivery of the underlying shares of common stock along with certain other requirements outlined in the award agreements. Restricted stock awards generally vest over one to four years.

From time-to-time, the Company also grants restricted and common stock to nonemployee consultants, special advisors and vendors for services. In general, theses awards vest over the contractual period of the consulting arrangement. The fair value of these awards is measured at the grant dated fair value and re-measured at each reporting period. Fair value is determined as the closing price of the Company’s common stock on the date of grant.

A summary of options and restricted stock activity is as follows:

	Options	Weighted Average Exercise Price of Options	Restricted Stock Awards
Balance at January 1, 2011	21,443,617	$0.60	2,158,509
Granted	615,000	$5.35	410,816
Exercised/vested	(330,234)	$1.15	(1,043,903)
Forfeitures or expirations	(77,191)	$2.90	(8,121)

Balance at June 30, 2011	21,651,192	$0.72	1,517,301

A summary of stock-based compensation expense is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Employees and directors	$854	$1,772	$2,379	$3,827
Non-employees	651	242	1,245	734

Total	$1,505	$2,014	$3,624	$4,561

6. Earnings and Dividend Per Share

The following is a reconciliation of the basic and diluted earnings per share computation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income/(loss)	$689	$(1,860)	$844	$(5,452)

Shares of common stock and common stock equivalents:
Weighted averages shares used in basic computation (in thousands)	113,950	111,765	113,708	111,295
Dilutive effect of stock options and unvested restricted stock (in thousands)	20,937	—	20,986	—

Weighted averages shares used in dilutive computation (in thousands)	134,887	111,765	134,694	111,295

Basic earnings per share	$0.01	$(0.02)	$0.01	$(0.05)
Dilutive earnings per share	$0.01	$(0.02)	$0.01	$(0.05)

Diluted earnings per share reflects the potential reduction in earnings per share that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options and restricted shares to purchase shares of common stock were included in the three and six months ended June 30, 2011 but not included in the computation of diluted loss per share for the three and six months ended June 30, 2010 as the Company incurred losses during those periods. The number of outstanding options and unvested restricted stock excluded for the three and six months ended June 30, 2010 were 21,839 and 2,766, respectively.

7. Income Taxes

At June 30, 2011 and December 31, 2010, the Company had net operating losses carry forward of $103,982 and $101,856, respectively, which it carries as a deferred tax asset which had been completely offset by a valuation allowance. For the three and six months ended June 30, 2011, the Company has utilized $317 and $388, respectively, of its net operating loss by applying a 45.96% rate.

8. Shares Repurchased

During the six months ended June 30, 2011, the Company repurchased 345,343 shares of its Company stock for an aggregate price of $1,823. The shares repurchased related to the vesting of restricted common stock granted to employees.

9. Subsequent Event

On July 26, 2011, the Company’s common stock began trading on the Nasdaq Global Market under the symbol “WETF”.

                    Shares

WisdomTree Investments, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch	Morgan Stanley

                    , 2011.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Total
SEC registration fee		$11,460
FINRA filing fee		$10,500
Blue sky qualification fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action in any of the capacities set forth above against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee, or agent against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with any action, suit, or proceeding or in defense of any claim, issue, or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person’s heirs, executors, and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify him against liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not party to such action, suit, or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Our amended and restated certificate of incorporation (the “Charter”) provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The Charter further provides that any amendment, repeal or modification of these provisions by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a director serving at the time of such amendment, repeal or modification.

Our amended and restated by-laws (the “By-Laws”) provide that we will indemnify each of our directors and officers and, in the discretion of our Board of Directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement that are incurred or paid by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made, a party to or participant in because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deems proper. The By-Laws further provide for the advancement of expenses to each of our directors and, in the discretion of the Board of Directors, to certain officers and employees. In addition, the By-Laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, the By-Laws authorize us to provide insurance for our directors, officers and employees against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the By-Laws.

Additionally, we have entered into indemnification agreements with certain of our directors and officers whereby we have agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law. These indemnification agreements will continue until and terminate upon the later of (i) ten years after the date that the indemnitee has ceased to serve as a director or officer of any entity which the indemnitee served at our request, or (ii) one year after the final termination of any proceedings then pending in respect of which the indemnitee is granted rights of indemnification or advancement of expenses or any proceeding commenced by the indemnitee.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued and options granted by us since October 1, 2008. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. As identified below, certain of the transactions described below involved directors, executive officers and greater than five percent stockholders. No underwriters were involved in any of the following sales of securities.

The securities described below were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

October 2009 Private Placement

On October 15, 2009, we closed a private placement of our common stock in which we sold 6,666,672 shares for aggregate consideration of $5,000,000 pursuant to a securities purchase agreement. This transaction is described in this registration statement under the section entitled “Certain Relationships and Related Party Transactions.” The shares were issued to U.S. investors in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering. All purchasers of the shares represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the

Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. All stock certificates carried an appropriate restrictive legend.

Issuances to Treasury Equity, LLC

On March 12, 2007, we entered into a purchase agreement with Treasury Equity, LLC pursuant to which we acquired, among other things, the rights to an application pending with the SEC for exemptive relief to operate currency funds. In consideration of the purchase price, we issued to the seller, Treasury Equity, LLC, on the dates indicated below shares of our common stock upon the satisfaction of certain conditions under the purchase agreement:

•	November 10, 2008: We issued 371,563 shares valued at $500,000

•	December 4, 2009: We issued 504,881 shares valued at $1,000,000

The shares were issued to U.S. investors in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering. The seller represented to us in the purchase agreement that it was an accredited investor and was acquiring the shares for investment and not distribution, that it could bear the risks of the investment and that it understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The sellers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. All stock certificates carried an appropriate restrictive legend.

Issuances to Europa Partners, Limited, Angela Burns and Aktiva Ltd.

Effective September 24, 2007, we entered into an amendment to an agreement, dated January 16, 2007, with Europa Partners, Limited, a firm located in London, England, which served as a solicitation agent for our investment advisor subsidiary to identify and assist us in soliciting institutional clients for which we could manage assets on a separate account basis. In consideration for its services, we agreed to issue shares of our common stock on a semi-annual basis to it and to its principal in charge of our account, Angela Burns. Effective November 8, 2009, this engagement was terminated and we entered into a similar engagement with Aktiva Ltd., another firm located in London, England, for which Angela Burns was the sole principal, pursuant to which we were to issue shares directly to Ms. Burns. Under these arrangements on the dates indicated below we issued shares of common stock as follows:

•	March 1, 2009: We issued 10,000 shares to Angela Burns

•	September 1, 2009: We issued 10,000 shares to Angela Burns

•	March 1, 2010: We issued 10,000 shares to Angela Burns

•	September 1, 2010: We issued 10,000 shares to Angela Burns

•	March 1, 2011: We issued 10,000 shares to Angela Burns

•	September 1, 2011: We issued 10,000 shares to Angela Burns.

These shares of common stock were issued in an offshore transaction not subject to registration under the Securities Act pursuant to Regulation S promulgated thereunder. In connection with these issuances, the recipients of the shares represented to us that it or she (i) was outside the United States when receiving and executing the applicable agreement and was not a “U.S. Person” as defined in Rule 902 of Regulation S, (ii) was not acquiring the shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of our common stock, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the shares, (iii) understood and agreed that any offer and resale of the shares prior to the expiration of the one-year period after the issuance of the shares could only be made in compliance with the safe harbor provisions set forth in Regulation S or pursuant to an exemption from the registration requirements of the Securities Act, and that all offers and sales after the one-year period could be made only pursuant to an exemption from the registration requirements of the Securities Act. The recipients further agreed not to engage in any hedging transactions involving our common stock prior to the expiration of the one-year period unless such transactions are in compliance with the Securities Act. All stock certificates carried an appropriate restrictive legend.

Issuances to Employees, Consultants and Non-Employee Directors

We believe employee ownership of common stock is in the best interest of our company and the issuance of stock options and restricted stock as a regular component of overall compensation for our employee and non-employee directors, The issuance of stock options and the common stock issuable upon the exercise of stock options as described below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and senior board advisors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All stock certificates carried an appropriate restrictive legend.

Since October 1, 2008, at various times, we have issued an aggregate of 5,459,736 options to purchase shares of our common stock to our employees and non-employee independent directors at exercise prices ranging from $0.70 to $8.51. These options were issued without cash consideration and become exercisable over time (between one and four years) based upon continued employment.

Since October 1, 2008 and at various time we issued an aggregate of 3,156,803 shares of restricted stock to our employees, senior advisors to our Board of Directors and non-employee independent directors. These shares of restricted stock were issued without cash consideration and they vest over time (between one and four year) based upon continued employment or service to the company. At September 30, 2011, 2,065,849 of these shares had vested and became unrestricted.

Since October 1, 2008 and at various times, we have issued 927,326 shares of our common stock pursuant to the exercise of stock options or warrants for an aggregate consideration of $1,311,455.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

All schedules have been omitted because they are not applicable.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 14th day of October, 2011.

WISDOMTREE INVESTMENTS, INC.

By:	/s/ Jonathan L. Steinberg
Jonathan L. Steinberg
Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Amit Muni and Peter M. Ziemba, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on the 14th day of October, 2011.

Signature	Title

/s/ Jonathan L. Steinberg Jonathan L. Steinberg	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Amit Muni Amit Muni	Executive Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Bruce I. Lavine Bruce I. Lavine	President, Chief Operating Officer and Director

/s/ Michael Steinhardt Michael Steinhardt	Non-Executive Chairman of the Board

/s/ Steven L. Begleiter Steven L. Begleiter	Director

/s/ Anthony Bossone Anthony Bossone	Director

/s/ R. Jarrett Lilien R. Jarrett Lilien	Director

Signature	Title

/s/ James D. Robinson, IV James D. Robinson, IV	Director

/s/ Frank Salerno Frank Salerno	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation

3.2*	Amended and Restated Bylaws

4.1*	Specimen Common Stock Certificate

4.2*	Amended and Restated Stockholders Agreement among Registrant and certain investors dated December 21, 2006

4.3*	Securities Purchase Agreement among Registrant and certain investors dated December 21, 2006

4.4*	Securities Purchase Agreement among Registrant and certain investors dated October 15, 2009

4.5*	Third Amended and Restated Registration Rights Agreement dated October 15, 2009

5.1**	Opinion of Goodwin Procter LLP

10.1*	Representative Form of Advisory Agreement between WisdomTree Asset Management, Inc. and WisdomTree Trust

10.2*	Form of License Agreement between WisdomTree Investments, Inc. and WisdomTree Trust dated March 21, 2006

10.3*	Mutual Participation Agreement by and among WisdomTree Investments, Inc., WisdomTree Asset Management, Inc. Mellon Capital Management Corporation and The Dreyfus Corporation dated January 24, 2008

10.4*	WisdomTree Investments, Inc. 1993 Stock Option Plan

10.5*	WisdomTree Investments, Inc. 1996 Performance Equity Plan

10.6*	WisdomTree Investments, Inc. 1996 Management Incentive Plan

10.7*	WisdomTree Investments, Inc. 2000 Performance Equity Plan

10.8*	WisdomTree Investments, Inc. 2001 Performance Equity Plan

10.9*	WisdomTree Investments, Inc. 2005 Performance Equity Plan

10.10*	Amendment to WisdomTree Investments, Inc. 2005 Performance Equity Plan approved by stockholder on August 20, 2007

10.11*	Amendment to WisdomTree Investments, Inc. 2005 Performance Equity Plan approved by stockholder on August 23, 2010

10.12*	Form of Restricted Stock Agreement (Multiple Year Vesting) for Executive Officers

10.13*	Form of Restricted Stock Agreement (Single Year Vesting) for Executive Officers

10.14*	Form of Stock Option Agreement for Executive Officers

10.15*	Form of Restricted Stock Agreement for Independent Directors

10.16*	Form of Stock Option Agreement for Independent Directors

10.17*	Form of Amendment dated January 26, 2009 to Existing Option Agreements between Registrant and Employees

10.18*	Stock Option Agreement between Registrant and Jonathan Steinberg dated April 3, 2002

10.19*	Stock Option Agreement between Registrant and Jonathan Steinberg dated March 17, 2004

Exhibit Number	Description

10.20*	Amendment dated November 10, 2004 to Stock Option Agreements between Registrant and Jonathan Steinberg dated January 3, 2001, April 3, 2002 and March 17, 2004

10.21*	Stock Option Agreement between Registrant and Jonathan Steinberg dated November 10, 2004

10.22*	Stock Option Agreement between Registrant and Luciano Siracusano dated November 6, 2002

10.23*	Stock Option Agreement between Registrant and Luciano Siracusano dated July 30, 2003

10.24*	Stock Option Agreement between Registrant and Luciano Siracusano dated March 17, 2004

10.25*	Amendment dated October 7, 2004 to Stock Option Agreement between Registrant and Luciano Siracusano dated April 3, 2002

10.26*	Stock Option Agreement between Registrant and Luciano Siracusano dated November 10, 2004

10.27*	Stock Option Agreement between Registrant and Luciano Siracusano dated January 26, 2009

10.28*	Amendment dated March 30, 2011 to Stock Option Agreements between Registrant and Luciano Siracusano dated January 26, 2009

10.29*	Stock Option Agreement between Registrant and Michael Steinhardt dated November 10, 2004

10.30*	Stock Option Agreement between Registrant and Frank Salerno dated July 22, 2005

10.31*	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Bruce Lavine dated as of May 24, 2011

10.32*	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Peter M. Ziemba dated as of May 24, 2011

10.33*	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Amit Muni dated as of May 24, 2011

10.34*	Form of Proprietary Rights and Confidentiality Agreement

10.35*	Form of Indemnification Agreement for Officers and Directors

21.1*	Subsidiaries of WisdomTree Investments, Inc.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2**	Consent of Goodwin Procter LLP

24.1	Power of Attorney (see page II-6 to this registration statement)

*	Incorporated by reference from the Registrant’s Registration Statement on Form 10 filed with the SEC on March 31, 2011.

**	To be filed by amendment.